As filed with the Securities and Exchange Commission on June 24, 2004
Registration No. 333-112959

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Engenio Information Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3572	91-1235045
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classified Code Number)	(I.R.S. Employer Identification No.)

1621 Barber Lane

Milpitas, California 95035
(408) 433-8000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Thomas Georgens

President and Chief Executive Officer
1621 Barber Lane
Milpitas, California 95035
(408) 433-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

David E. Sanders, Esq. Vice President, General Counsel and Secretary Engenio Information Technologies, Inc. 1621 Barber Lane Milpitas, California 95035 (408) 433-8000	Larry W. Sonsini, Esq. Matthew W. Sonsini, Esq. Michelle L. Whipkey, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 24, 2004

                                    Shares

CLASS A COMMON STOCK

Engenio Information Technologies, Inc. is offering                     shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol NGE.

After the offering, LSI Logic Corporation will own all of the 50,000,000 outstanding shares of our Class B common stock, representing approximately      % of the outstanding shares of our common stock and further representing the right to elect 80% of our directors.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 6.

		Underwriting	Proceeds to
	Price to	Discounts and	Engenio Information
	Public	Commissions	Technologies, Inc.

Per Share	$	$	$
Total	$	$	$

Engenio Information Technologies, Inc. has granted the underwriters the right to purchase up to an additional                      shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2004.

Morgan Stanley	Goldman, Sachs & Co.

Lehman Brothers

Wachovia Securities

                    , 2004

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
OUR SEPARATION FROM LSI LOGIC CORPORATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
ARRANGEMENTS BETWEEN ENGENIO INFORMATION TECHNOLOGIES, INC. AND LSI LOGIC CORPORATION
PRINCIPAL STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 23.1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the Class A common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.” In addition, please note that the net proceeds of this offering will be paid to LSI Logic Corporation, and, consequently, these proceeds will not be available to us to fund future operations or to expand our business.

ENGENIO INFORMATION TECHNOLOGIES, INC.

      We are a leading provider of modular, high-performance, disk storage systems and sub-assemblies to server and storage original equipment manufacturers (OEMs). Our products offer a high level of data availability, scalability and deployment flexibility with robust management software and features to address the expanding and changing requirements of our customers and the enterprises to which they sell. We sell our products as complete storage systems or sub-assemblies configured from modular components, such as our storage controller modules, disk drive enclosure modules and related management software. We sell primarily to server and storage OEMs, including International Business Machines Corporation (IBM), Storage Technology Corporation (StorageTek), the Teradata division of NCR Corporation, and Silicon Graphics, Inc. (SGI). These channel customers combine our products with their own or third-party value-added hardware, software and services to sell complete and customized storage solutions to their enterprise customers. We offer training, marketing and sales support to our channel customers to facilitate and enhance their selling efforts. For the quarter ended March 31, 2004, our revenues were $115.8 million and our net income was $6.9 million, which reflects, among other operating expenses, $3.1 million of amortization of intangibles. For the year ended December 31, 2003, our revenues were $426.7 million and our net income was $15.7 million, which reflects, among other operating expenses, $12.8 million of amortization of intangibles and $14.9 million of restructuring charges.

      The storage industry is experiencing shifts in enterprise information technology buying behavior. As the need for more storage capacity within an enterprise grows, it becomes increasingly complex and costly for enterprises to expand and manage their storage infrastructure. Instead of investing the time and resources required to integrate, deploy and manage multiple products from different vendors, enterprises are increasingly purchasing storage systems as part of an overall information technology solution from a sole vendor, such as a server or storage OEM, that can provide a broad range of products and services. In addition, enterprises have been transitioning away from large, fixed capacity storage system architectures to those that are more modular and scalable in design. These modular storage systems provide enterprises with greater deployment flexibility, high performance and robust product features at a lower overall cost. Furthermore, there are a number of technological transformations anticipated over the next few years that will add substantial complexity and cost to the design, development, testing, interoperability certification and support of storage systems.

      These trends have led to increased outsourcing by OEMs of the design, development, manufacturing, testing and support of storage systems to third-party storage system and sub-assembly suppliers. Outsourcing enables OEMs to focus on developing and deploying additional value-added elements, such as software, systems integration and support services, which are critical to delivering a complete storage solution to enterprises. To enable channel customers to offer products that address all of their customers’ needs, storage system and sub-assembly suppliers must provide a broad, flexible and customizable storage product portfolio with robust features and support for multiple storage device interfaces.

      We believe we are well-positioned to meet the needs of our customers for the following reasons:

•	Commitment to Channel Customers: We focus on selling our products worldwide to server and storage OEMs, which allows our products to reach a larger market than if we sold directly to enterprises. We offer our channel customers training and assistance in the areas of marketing, sales, integration services and product support. By leveraging our storage market expertise, our channel customers are able to enhance their ability to sell, service and support our products as part of the broader, integrated storage solution that they provide to enterprises.

•	High-Performance, Innovative and Broad Product Portfolio: We have developed substantial technology and intellectual property covering a broad range of storage system needs. We implement this technology and intellectual property into our products in the form of application specific integrated circuits (ASICs), specialized storage controllers, firmware, software and system designs. These implementations enable us to offer high-performance, cost-effective products with robust feature sets. Our product line consists of a family of entry-level, mid-range and high-end (typically deployed in data centers) storage systems and sub-assemblies. Our product line supports multiple storage device interfaces, including 1 gigabit(Gb) fibre channel, 2Gb fibre channel, serial ATA (SATA) and SCSI.

•	Enabling Customer Specific Product Differentiation: We offer products that are designed to enable our channel customers to create highly customized storage systems. Our channel customers can differentiate their product offerings by either configuring and customizing our storage systems or integrating our sub-assemblies into their own storage system products. Channel customers can further tailor the features and functionality of these storage systems by accessing our application programming interfaces (APIs) to integrate their own or other third-party management software.

•	Flexible Manufacturing and Fulfillment Model: Our flexible manufacturing model allows our customers to purchase products ranging from sub-assemblies to customized and tailored systems. Our flexible fulfillment model addresses our customers’ procurement, manufacturing and logistics needs by offering build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services.

      We intend to enhance our market position by:

•	Continuing to innovate and extend our product offering;

•	Adding feature functionality to meet expanding enterprise requirements;

•	Enhancing interoperability among our products, our customers’ products and other leading enterprise products;

•	Obtaining new channel customers;

•	Expanding our joint marketing and sales efforts with existing and new channel customers; and

•	Promoting our brand.

      We were incorporated in Delaware on July 31, 1998 as a wholly-owned subsidiary of Symbios, Inc. Prior to our incorporation in 1998, we operated as a division of Symbios and its predecessors. Symbios was acquired and became a wholly-owned subsidiary of LSI Logic Corporation on August 6, 1998. We changed our name to LSI Logic Storage Systems, Inc. and Symbios changed its name to LSI Logic (fsi), Inc. in September 1998. On March 30, 1999, LSI Logic (fsi), Inc. was merged into LSI Logic Corporation, at which time we became a wholly-owned subsidiary of LSI Logic Corporation.

      In November 2000, LSI Logic Corporation acquired Syntax Systems, Inc., a Washington corporation. As part of a reorganization of LSI Logic Corporation’s storage systems operations, in August 2001, we were merged into Syntax Systems. The name of the combined entity became LSI Logic Storage Systems, Inc. In May 2004, we changed our name to Engenio Information Technologies, Inc.

      We have provided storage systems products for the past 22 years. Our principal executive offices are located at 1621 Barber Lane, Milpitas, California 95035, and our telephone number at that address is (408)433-8000. Our web site address is www.engenio-it.com. The information on our web site does not constitute part of this prospectus.

OUR RELATIONSHIP WITH LSI LOGIC CORPORATION

      We are currently a subsidiary of LSI Logic Corporation. Immediately following the completion of this offering, LSI Logic Corporation will own all of the outstanding shares of our Class B common stock, representing approximately           % of the outstanding shares of our common stock and further representing the right to elect 80% of our directors. Our Class A common stock and Class B common stock will have identical economic rights and identical voting rights on all matters other than the election of directors.

      We and LSI Logic Corporation have entered into agreements providing for the separation of our business from LSI Logic Corporation. These agreements cover a variety of matters, including the ownership and licensing of intellectual property and other assets relating to our businesses, the use of shared facilities, employee and tax-related matters and the transitional services LSI Logic Corporation will provide to us.

      The agreements relating to our separation from LSI Logic Corporation were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from LSI Logic Corporation. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation.”

      LSI Logic Corporation has no contractual obligation to retain its shares of our common stock, except that it has agreed not to sell or distribute any of its shares of our common stock without the consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., on behalf of the underwriters of this offering, for a period of time after the date of this prospectus as described under “Underwriting.”

      LSI Logic Corporation has advised us that it currently intends to distribute to its stockholders by the summer of 2005 all remaining shares of our common stock held by it at the time of such distribution. The distribution is expected to be effected through a special dividend by LSI Logic Corporation to its stockholders. LSI Logic Corporation will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. Completion of the distribution would also be contingent upon the receipt of a favorable tax ruling from the Internal Revenue Service or a favorable opinion of LSI Logic Corporation’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. LSI Logic Corporation is not obligated to undertake the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities laws, prior to the distribution, LSI Logic Corporation may sell shares of our common stock in the public market or in private transactions, which may or may not include the sale of a controlling interest in us.

      LSI Logic, Mylex, Symbios, Symbios Logic, MegaRAID and the LSI Logic logo are trademarks or registered trademarks of LSI Logic Corporation in the United States and other countries. Engenio, the Certified Compatible logo, LogicStor, OEM+, SANtricity and SANshare are trademarks or registered trademarks of Engenio Information Technologies, Inc. in the United States and other countries. All other trademarks, tradenames, or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered:
Class A common stock	shares

Common stock to be outstanding immediately after this offering:

Class A common stock	shares

Class B common stock	50,000,000 shares

Class B common stock to be held by LSI Logic Corporation immediately after this offering	50,000,000 shares

Voting rights	Class A common stock has the right to elect 20% of our directors and Class B common stock has the right to elect 80% of our directors. On all other matters the Class A common stock and Class B common stock have identical voting rights.

Use of proceeds	We estimate our net proceeds from this offering will be approximately $ . Substantially all of the net proceeds of this offering will be paid to LSI Logic Corporation as a dividend and through the settlement of payables owed by us to LSI Logic Corporation.

Proposed New York Stock Exchange symbol	NGE

      The number of shares of Class A common stock to be outstanding upon completion of this offering excludes:

•	shares of Class A common stock issuable upon exercise of options outstanding at a weighted average exercise price of $ per share as of , 200 ; and

•	a total of shares of Class A common stock available for future issuance under our various stock plans as of , 200 .

      Unless otherwise noted, this prospectus:

•	assumes the filing of our amended and restated certificate of incorporation prior to the closing of this offering; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

SUMMARY FINANCIAL INFORMATION

(in thousands, except per share data)

      The following table sets forth a summary of our consolidated financial data for the periods presented. This summary financial information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have derived our consolidated statement of operations data for the fiscal years ended December 31, 2003, 2002 and 2001 and consolidated balance sheet data as of December 31, 2003 from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2004 and 2003 and the consolidated balance sheet data as of March 31, 2004 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2000 and 1999 were derived from our unaudited consolidated financial data that is not included in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and may not reflect what our financial position and results of operations would have been had we been an independent entity during the historical periods presented.

						Three Months
	Year ended December 31,					ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)	(unaudited)				(unaudited)
Consolidated Statement of Operations Data:
Revenues	$280,409	$404,437	$215,246	$336,530	$426,732	$100,618	$115,831
Income/(loss) from operations	25,544	54,959	(61,431)	24,487	23,800	(6,255)	10,955
Net income/(loss)	$16,376	$36,830	$(39,046)	$16,031	$15,717	$(3,905)	$6,878
Basic and diluted net income/(loss) per share	$0.33	$0.74	$(0.78)	$0.32	$0.31	$(0.08)	$0.14

	As of March 31, 2004

	Actual	As Adjusted

Consolidated Balance Sheet Data:
Cash, cash equivalents	$77,567	$
Total assets	357,792
Long-term liabilities	262		—
Total stockholders’ equity	259,924

      The consolidated balance sheet data as of March 31, 2004 above is set forth:

•	on an actual basis; and

•	on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after our payment of the proceeds of this offering to LSI Logic Corporation.

RISK FACTORS

      You should carefully consider the risks described below and the other information in this prospectus before investing in our Class A common stock. Our business could be seriously harmed by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

      The loss of, or a substantial decline in sales to, one or more of our significant customers may cause our revenues to decline substantially.

      Historically, we have relied on a limited number of customers for a substantial majority of our revenues. During the three months ended March 31, 2004, our three largest customers accounted for 79% of our revenues. IBM, our largest customer, accounted for 51% of our revenues during the first quarter of 2004. In 2003, our three largest customers accounted for 76% of our revenues. IBM, our largest customer, accounted for 51% of our revenues in 2003. Our other significant customers, StorageTek and the Teradata division of NCR, accounted for 25% of our revenues in 2003. In 2002, our three largest customers accounted for 70% of our revenues. In 2002, IBM accounted for 36% of our revenues. Our other significant customers, StorageTek and the Teradata division of NCR, accounted for 35% of our revenues in 2002. Our strategic focus on selling our products to server and storage OEMs will continue to make us highly dependent on a limited number of customers, and in particular on IBM, for a substantial portion of our revenues because of the relatively small number of these types of customers.

      Our relationship with IBM or other significant customers could be adversely affected by a number of factors, including:

•	our customers’ desire to diversify product lines and decision to purchase from suppliers other than us for those product lines;

•	the possibility that our customers will decide to pursue the internal development of the products that we sell to them or to enter into strategic relationships with third parties for the supply of those products;

•	our ability to keep pace with changes in technology;

•	our ability to maintain product quality levels that meet customer expectations;

•	our ability to produce and deliver a sufficient quantity of our products in a timely manner;

•	our ability to provide quality customer service and support; and

•	our ability to profitably sell our products at prices that are competitive with those of other suppliers of storage systems, sub-assemblies and management software.

      Furthermore, our contracts with our channel customers generally are limited to setting the terms and conditions governing any sales by us to those customers. These contracts, including our contracts with IBM, generally do not contain any minimum purchasing commitments, nor do they require our customers to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our channel customers may sell the products of our competitors, and they may have no incentive to sell our products rather than those developed internally by the channel customer or by a third-party competitor. In addition, our customers are generally not obligated by long-term contracts to purchase our products, and they usually have a limited right to extend or delay shipment of their orders or cancel orders. Further, we may reserve certain products for specific customers in anticipation of customer orders that may never materialize, in which case we may be unable to sell the product to another customer before it becomes obsolete. In such a case, we may have no remedy, or a very limited remedy, against our customer for whom we had reserved the product.

      The loss of IBM, StorageTek, the Teradata division of NCR or other significant customers, or any substantial decline in sales to these customers, and any significant change in the timing or volume of purchases by our customers, could cause our revenues to decline substantially. In addition, our substantial reliance on a few large customers may provide those customers with substantial leverage over us, including pricing leverage, which could reduce the gross margins on the products we sell them.

      Factors negatively affecting sales of IBM’s storage products could reduce IBM’s demand for our products and result in a substantial decline in our revenues.

      IBM accounted for 51% of our revenues in 2003 and during the three months ended March 31, 2004, and we anticipate that IBM will continue to represent a substantial portion of our revenues for the foreseeable future. The storage market is intensely competitive and a number of factors could harm demand for IBM’s storage products, many of which are not within our control. Accordingly, factors negatively affecting sales of IBM’s storage products that incorporate our products or sub-assemblies are likely to reduce IBM’s demand for our products, and our future success will depend to a significant extent on IBM’s success in selling its storage products to enterprises. Although we have an agreement with IBM governing IBM’s purchases of products developed by its former Mylex division, which we acquired from IBM in 2002, this agreement does not provide for minimum purchase commitments, and we do not believe that it provides any meaningful assurance that IBM will continue to purchase these products in any given quantity. Decreased demand by IBM (including decreased demand for the Mylex products) would have a direct and negative impact on our sales to IBM, and our revenues would decline accordingly.

      If demand by enterprises for data storage systems and related software and services declines substantially, our customers’ demand for our products may decline, which could result in a decline in our revenues.

      If enterprises decide to reduce their expenditures with respect to information technology generally or with respect to the types of modular disk storage systems and sub-assemblies that we offer, demand for our products could decline, in which case our product sales and revenues may decline. We experienced a substantial decrease in demand for storage system products during 2001 as enterprises delayed or reduced their information technology expenditures, and our revenues declined by 47% from 2000 to 2001. We cannot assure you that the demand of enterprises for the systems based on our products will not be impacted by the overall demand for data storage systems and related software and services. In addition, the market for the types of modular storage solutions that we offer has experienced rapid growth in recent years, and there can be no assurance that the growth of this market will continue at the same or a similar pace or that the modular storage market will not shrink on an absolute basis. Any decline in the size of the markets we serve could cause our revenues to decline.

      Our channel customers may shift from outsourcing products to internal development and fulfillment or decide to base their product lines upon products manufactured by other storage system and storage sub-assembly suppliers, which could cause our revenues to decline.

      A substantial majority of our sales are to OEMs that incorporate and sell our products as part of their own product offerings. We face a number of risks due to our reliance on a small number of OEM customers. In particular, OEMs may shift away from outsourcing their solutions and instead move to the internal design, development, manufacture, testing or support of their storage system needs. In addition, these customers may seek to diversify their product lines to incorporate the products of other storage system and sub-assembly suppliers, including those of our competitors. If any of the foregoing were to occur, if our relationships with these channel customers generally were to deteriorate, or if the financial condition of these customers were to weaken, their demand for our products could decline, which might cause our product sales, revenues and market share to decline.

      If we fail to keep pace with or properly prepare for rapid industry, technological and market change, our customers’ demand for our products may decline, which would result in a decline in our revenues.

      The markets in which we operate are characterized by rapid technological change, frequent new product introductions, evolving industry standards, changing enterprise needs and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict, and changes in those preferences or the introduction of new products by our competitors could put our products at a competitive disadvantage. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, including new software and hardware, that keep pace with technological developments and emerging industry standards. There can be no assurance that our existing products will be properly positioned in the market or that we will be able to introduce new or enhanced products into the market on a timely basis, or at all.

      Specific risks associated with the development and introduction of new products include delays in development and changes in data storage, networking and operating system technologies, which could require us to modify existing products. We are also exposed to technological changes in the components of storage systems. Technology changes in the interfaces between systems and components, increases in areal density and the potential introduction of new recording technology could, if not outpaced by customers’ increased demand for storage capacity, reduce the number of disk storage system units required as part of an overall storage solution and lessen demand for our products.

      Furthermore, because of the difficulty in accurately forecasting customer preferences or demand and in accurately anticipating expected market trends or transitions, even if we are successful in developing or transitioning to new or enhanced products or techniques, there can be no assurance that these products will be met with customer acceptance. This risk is exacerbated by our strategic focus on channel customers because it limits our management’s visibility of enterprises’ changing requirements for storage systems products and services. In addition, we cannot assure you that we will accurately anticipate which proposed technological standards will become predominant. Additional risks inherent in the transition to new products and techniques include:

•	the inability to expand production capacity to meet demand for new products;

•	the uncertainty of price-performance relative to products of competitors;

•	competitors’ responses to our new product introductions; and

•	the desire by customers to evaluate new products for longer periods of time.

      If any of the foregoing risks occur, sales may be lost or delayed, and our revenues and business may suffer.

      Because some of our competitors are larger or more established than we are, we may lack the financial, marketing and technical resources needed to increase or maintain our market share.

      We compete with products offered by large, well-capitalized storage system companies such as EMC Corporation, Hitachi Ltd. and Network Appliance, Inc., as well as with other storage system and sub-assembly providers, such as Adaptec, Inc., Dot Hill Systems Corp., Infortrend, Inc., XIOtech Corporation, Xyratex Limited, and the internal storage divisions of existing and potential channel customers. We also compete with internally developed products, and, indirectly through our channel customers, with third-party products being sold by major server vendors such as Dell Inc., Hewlett-Packard Company and Sun Microsystems, Inc.

      Some of our competitors are established companies and some of these companies, whether independently or through alliances, may have substantially greater financial, marketing and technological resources, more well established brand names, larger distribution capabilities, earlier access to customers and greater opportunity to address customers’ various storage systems requirements than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. For example, any one of our disk drive or other suppliers could attempt to enter the modular storage systems products business. As competition in the storage industry increases, it may become increasingly difficult for us to maintain a technological advantage and to leverage that advantage to increase our revenue and profits.

      We also compete with many smaller, less established companies who may be able to focus more effectively on specific product segments or markets. Additionally, a number of new, privately-held companies are attempting to enter the storage market, some of which may become significant competitors in the future. Historically, we have competed primarily on the basis of our products’ features and performance. To the extent product pricing becomes more important to our customers in certain applications, we may experience increased competition from some low-price competitors. Any of our existing or potential competitors may respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or deliver competitive products at lower prices.

      Consolidation among our competitors, suppliers and customers may increase the resources of our competitors, reducing the number of suppliers available to us for our products and increasing competition for customers by reducing customers’ purchasing decisions. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in downward pricing pressures and our potential loss of market share.

      We believe that important product characteristics affecting our ability to compete include:

•	features and functionality;

•	product performance and price;

•	reliability, data availability and scalability;

•	interoperability with other devices and other applications; and

•	support for emerging industry and customer standards.

      Additional factors that are important to our channel customers include:

•	our level of training, marketing and customer support;

•	our ability to manage channel relationships and conflicts;

•	the ability to differentiate our products through customization;

•	our time to market; and

•	our technical service and support.

      We cannot assure you that we will be able to successfully incorporate these factors into our business and compete against current or future competitors or that the competitive pressures we face will not impair our ability to increase our revenues and profits. If we are unable to develop and market products to compete with the products of our competitors, we may fail to maintain or expand our market share and our revenues may decline.

      If the limited number of suppliers upon whom we depend to provide almost all of our components fail to meet our requirements, we may be unable to meet customer demand for our products, which could decrease our revenues and earnings.

      We purchase many sophisticated components and products from one or a limited number of qualified suppliers. These components and products include high-density memory components, integrated circuits and circuit boards, power supplies and disk drives. In particular, we purchase almost all of our components and products from sole-source suppliers, and alternative sources of supply may not be readily available. We depend on Sanmina-SCI Corporation as our sole-source supplier for unique types of circuit boards. Consequently, we are particularly vulnerable to any disruptions in supply with respect to these components. We have occasionally experienced delivery delays because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements. In addition, our suppliers may go out of business or may cease production of products, and it can take a substantial period of time to qualify a new supplier of components and products. In the case of a shortage of critical components, our suppliers may raise their prices and, if we could not pass the price increases to our customers, our gross margin would decline. If any of our suppliers were to cancel or materially change contracts or commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, we generally do not have long-term supply agreements with respect to these components, most of which we obtain through purchase order arrangements.

      In addition, we periodically transition our product line to incorporate new technologies. The importance of smoothly transitioning our customers to new technologies, along with our historically uneven pattern of quarterly sales, intensifies the risk that a supplier who fails to meet our quality or delivery requirements will have a material adverse impact on our revenues and earnings.

      Our manufacturing operations and the ability of our management team to operate our business may be disrupted as a result of the susceptibility of our facilities to natural disasters, including the risks of tornadoes at our manufacturing facility in Kansas and earthquakes at our headquarters in California.

      We assemble and test our products at our manufacturing facility in Wichita, Kansas and have an agreement with a subsidiary of Flextronics International Ltd. (Flextronics) for Flextronics to assemble and test our products at their manufacturing facility in Cork, Ireland. Our manufacturing facility in Wichita, Kansas depends upon a continuous supply of electricity from a single utility provider. Any natural or manmade disruptions, in particular, the possibility of tornado damage, could disrupt our development and manufacturing activities in Wichita. In addition, our headquarters is located in Northern California, an area susceptible to earthquakes. Any disruption at our headquarters in Milpitas could impair the ability of our management team to operate our business.

      In addition, our storage systems manufacturing operations rely on a licensed, integrated enterprise resource planning and manufacturing application system hosted by a third party. This system is augmented with several of our proprietary software tools that support the production process through automated product configuration and automated electronic testing. Failure of these systems, due to a natural disaster or other factors, would cause a disruption in the manufacturing process and could result in delays of product shipments and customer billings.

      Because we currently rely exclusively on Flextronics to assemble and test a portion of our products, any loss or disruption of our relationship with Flextronics could reduce our ability to ship products to our customers.

      We currently rely on Flextronics to assemble and test a portion of our products pursuant to a manufacturing services agreement. The initial term of this agreement is for five years, or until August 2005, with automatic renewals every two years thereafter unless terminated. In addition, we have not granted Flextronics an exclusive right to assemble and test our products, which means that we are free to enter into similar agreements with other manufacturers to assemble and test our products. Likewise, Flextronics may also enter into agreements with other companies to assemble and test their products, which may be similar to ours. We may in the future rely on other contract manufacturers to produce our products. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming. If we are required to change contract manufacturers or assume additional internal manufacturing operations, we may lose revenue and damage our customer relationships.

      The lead time for consummating a sale is long and requires significant expenditures, and the failure to secure orders from our channel customers could result in our missing the opportunity to sell a generation of a product or to participate in a particular customer design cycle.

      Because of the complexity of our products and our strategic focus on a channel model, the length of time between initial contact with a potential customer and sale of a product typically extends over two to four quarters, although occasionally they may extend beyond four quarters. In addition, because establishing an initial relationship with a potential channel customer is so important to our business model, we may expend significant resources in developing a product for such a potential customer that may never result in any sales by that customer or in any revenue to us. Furthermore, because we typically focus on only a few channel customers in a particular product area, the loss of a design win can sometimes result in our failure to offer a generation of a product or in our failure to be incorporated into a particular design cycle of an OEM customer. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology leader.

      Because our customers may cancel or change their product plans even after we have won and have begun a product design, we may incur substantial costs for, but derive no or limited sales revenue from, such products due to our lengthy design cycle.

      Even if we are successful in winning a product design for one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. A delay or cancellation of a customer’s plans could significantly harm our financial results, as we may have incurred significant expense and generated no revenue from a particular product design. Finally, the failure of our customers to successfully market and sell our products would reduce the demand for our products, which could cause our product sales and revenues to decline.

      Uneven sales patterns could cause our revenues and earnings to be lower than our historical revenues or forecasts.

      Our quarterly sales have historically reflected an uneven sales pattern in which a disproportionate percentage of a quarter’s total sales occur in the last month of each quarter. This pattern makes predictions of revenues, earnings and working capital for each financial period especially difficult and uncertain and increases the risk of unanticipated variations in quarterly results and financial condition. We believe this uneven sales pattern is a result of many factors, including:

•	the high average price of storage solutions in relation to enterprises’ budgets, resulting in long lead times for customers’ budgetary approval, which tends to be given late in a quarter;

•	the tendency of enterprises to wait until late in a quarter to commit to purchase in the hope of obtaining more favorable pricing from one or more competitors seeking their business;

•	the impact of inventory held by our OEM customers on their future demand for our products; and

•	the portion of orders we receive under which we perform system final assembly and test, such as under our build to order and configure to order fulfillment models.

      Our uneven sales pattern also makes it difficult to predict near-term demand and adjust manufacturing capacity accordingly. Our channel customers place orders that are subject to acceptance by us in accordance with their requirements and our delivery lead time capabilities. We often receive requests for products to be delivered within two weeks or less. If predicted demand is substantially greater than actual demand, there may be excess inventory that cannot be sold to another party and that may result in an excess or unmarketable inventory charge. Alternatively, if orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, which could materially and adversely affect quarterly revenues and earnings.

      Our revenues in any quarter are substantially dependent on orders booked and shipped in that quarter and our backlog at any particular time is not necessarily indicative of future sales levels. Moreover, delays in product shipping, caused by loss of power, telecommunications or similar services, or an unexpected decline in revenues without a corresponding and timely slowdown in expenses, could intensify the impact of these factors on our business, results of operations and financial condition.

      We recently began to supply an increasing percentage of our completed units to IBM under our configure-to-order, or “CTO,” procurement model. As IBM transitions to the CTO model, we anticipate having reduced visibility with respect to IBM’s actual demand until late in a fiscal period. This change in procurement model may cause higher working capital requirements, reduce our margins in a particular fiscal period, increase our account receivable balances and increase the risk that some of our sales may be deferred into a subsequent period or lost completely.

      IBM’s procurement practices with us are transitioning to a greater use of our CTO procurement model. We cannot predict what portion of business IBM will ultimately choose to conduct under the CTO model, but we expect it will be a substantially larger percentage than in the past. In prior periods, our sales to IBM were predominately in the form of subassemblies that IBM would subsequently assemble into complete storage systems for resale and distribution to its customers. By contrast, under the CTO model, we assemble and configure, as specified by our customers, our subassemblies into complete storage systems. As we transition to supplying IBM more of the products it purchases from us under our CTO model, our visibility with respect to IBM’s requirements for the numbers and particular configuration of units it wishes to purchase from us in a particular fiscal period may be reduced until late in that period and we may not be certain of our revenues for a particular fiscal period until very late in that period. Similarly, it may be more difficult for us to meet IBM’s requirements. To supply products under our CTO model, we must purchase materials and components and build quantities of subassemblies in advance of knowing a customer’s actual requirements. These actions may increase our working capital requirements during the fiscal period and cause our receivables balance to be higher at the end of each fiscal period. These actions might also reduce our margins in a particular fiscal period if expenses are incurred in the period but the associated revenue is deferred to a later period or lost entirely. Furthermore, with an increased percentage of products sold to IBM being manufactured and shipped near the end of a fiscal period, there is a greater risk that an interruption in supply would result in the delay or loss of revenues. While these risks are similar with all customers who purchase under the CTO model, they are greater with IBM due to the significant percentage of our revenues that we derive from IBM.

      Because of the inherent seasonality of our business, our future quarterly revenues may fluctuate significantly.

      Our future revenues may be affected by seasonal influences that tend to make our fourth fiscal quarter stronger relative to our other three quarters because our channel customers typically experience increased information technology buying demand during the fourth quarter of the calendar year, which tends to make our fourth fiscal quarter particularly strong. Although our recent growth over the last several years may have masked some of the inherent seasonality of our business, there is no guarantee that this growth will continue in the future and, consequently, our future quarterly revenues may fluctuate significantly due to seasonality. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Financial Data.”

      Because our quarterly operating results depend upon a number of factors, many of which are beyond our control, we may fail to predict accurately our future quarterly operating results, which could cause the market price of our Class A common stock to decline.

      Our quarterly operating results may vary significantly in the future depending on a number of factors, many of which are beyond our control, including:

•	the size, timing, cancellation or rescheduling of significant orders;

•	market acceptance of our new products and product enhancements by our customers and enterprises;

•	new product announcements or introductions by our competitors;

•	deferrals of customer orders in anticipation of new products or product enhancements;

•	changes in pricing by us or our competitors;

•	our limited ability to accurately forecast mix and volume of our products;

•	potential reductions in inventories held by our original equipment manufacturer customers; and

•	slowing sales of the products of our original equipment manufacturer customers.

      These and other factors may cause our results to fall short of our and analysts’ expectations. Any shortfall would likely result in a decline in the price of our common stock.

      Because a significant percentage of our costs are fixed and incurred on the basis of forecasts, if we fail to generate revenues as forecasted, we will be unable to quickly reduce these fixed costs and our margins may decline.

      Our costs are based in part on our expectations of future sales, and a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in revenues. As a result, if revenue does not meet our projections, our margins may decline. We may experience shortfalls in net revenue for various reasons, including:

•	the reduction, rescheduling or cancellation of customer orders;

•	our failure to accurately predict customer demand for our products;

•	sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to other customers, which, in turn, may harm our ability to meet our sales obligations; and

•	pricing pressures that may occur because of declines in selling prices over the life of a product or because of increased competition.

      In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can substantially fluctuate. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. Furthermore, our agreement with Sanmina-SCI requires that we submit a forecast for circuit boards significantly in advance of anticipated customer demand. If we later experience a significant decrease in demand for our products, we may nonetheless be required to purchase the specified products, which could lead to excess inventory levels or unanticipated inventory write downs, or we may otherwise be required to pay significant cancellation charges.

      Our products incorporate components, such as disk drives, that are susceptible to substantial downward pricing pressure, which could result in decreased revenues.

      Competitive pricing pressures exist in the information storage market and have harmed, and may in the future harm, our revenues. In particular, some of our products incorporate components such as disk drives, which typically experience significant downward pricing pressure. In addition, the current difficult economic conditions have led many companies in our industry to pursue a strategy of decreasing prices in order to win sales. Decreases in sub-assembly prices are usually passed on to our customers through a continuing decrease in the price of storage systems. To the extent that we are unable to continue to offset those pressures by increasing our prices on our other products, such as our storage management software, or by providing new products and features, our overall revenues may decrease.

      If we fail to rapidly develop new products, our revenues and margins may decline as a result of declining average sales prices for older products.

      The rapid introduction of new products by us and by our customers leaves older technology and products subject to declining average sales prices. In order to offset these pricing pressures, we must expend substantial resources in research and development, sales and marketing and customer support in order to introduce new products, technologies and services. Therefore, our failure to develop new products and technologies in a timely manner and at appropriate price points could result in decreased revenues and gross margins.

      If we need to raise additional funds to achieve our business objectives, we may be required to grant liens on our assets and to enter into covenants that could restrict our management’s ability to operate our business. In addition, our stockholders could suffer substantial dilution.

      We have expended, and will continue to be required to expend, substantial funds to pursue engineering, research and development, enhance marketing efforts and otherwise operate our business, and we cannot assure you that we will be profitable in any future period. Our future capital requirements will depend on, and could increase substantially as a result of, many unanticipated factors, including:

•	our plans to maintain and enhance our engineering, research, development and product testing programs;

•	the failure of any of our major customers to meet its product forecast;

•	extraordinary expenses or operating expenses;

•	the success of our sales and marketing efforts;

•	the extent and terms of any development, marketing or other arrangements;

•	changes in economic, regulatory or competitive conditions; and

•	costs of filing, prosecuting, defending and enforcing intellectual property rights.

      Our available cash and cash equivalents as of March 31, 2004 totaled $77.6 million. Our contractual obligations, including operating lease and purchase obligations, at March 31, 2004 totaled $89.5 million. We will distribute substantially all of the net proceeds of this offering to LSI Logic Corporation as a dividend and through the settlement of payables owed by us to LSI Logic Corporation. LSI Logic Corporation does not have any obligation to provide additional funding to us after the completion of this offering, and we believe that LSI Logic Corporation does not currently intend to provide any such additional funding. Although we believe our available cash and cash equivalents, together with revenues expected to be generated from operations, will finance our operations through the foreseeable future, we may seek to raise additional funds to finance our operations, make strategic acquisitions to grow our business and to meet unanticipated liquidity needs. We may seek to raise funds through the sale of debt or equity securities or borrowings from commercial banks. However, any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating, debt service, working capital or other covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans and limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. As a result, our ability to borrow money on any basis, secured or unsecured, may be impaired, and we may not be able to issue debt or equity on commercially reasonable terms or at all.

      In addition, our agreements with LSI Logic Corporation, and in particular, the tax sharing agreement, may limit our ability to sell our debt or equity securities or to obtain additional financing. See “Risks Related to Our Separation from LSI Logic Corporation.”

      If we discover errors in our products after shipment, we could incur significant warranty costs.

      Our products may contain undetected errors or failures when first introduced or as we release new versions. We may discover errors in our products after shipment, resulting in a loss of or delay in market acceptance, which could reduce our product sales and revenues. Our standard warranty provides that if a product does not conform to published specifications, we will repair or replace the defective product or its component part(s) without charge. Significant warranty costs, particularly those that exceed our existing warranty accruals, could adversely impact our business. As of March 31, 2004, warranty accruals were $5.2 million. In addition, defects in our products could result in claims against us, from our customers or from enterprises that purchased products from our customers, for property damage or other damages. Because of our focus on the indirect sales model, we may be particularly vulnerable to potential claims by enterprises with whom we have no direct relationship. Any damage claim could distract management’s attention from operating our business and, if successful, result in significant losses that might not be covered by our insurance. Even if such a claim were to prove unsuccessful, it could cause harm to our reputation and goodwill and could damage our relationship with actual and potential customers and the enterprises to which they sell.

      If third parties claim we are infringing their intellectual property rights, we could become subject to significant litigation, incur licensing expenses or be prevented from selling our products.

      We often rely on licenses from third parties of their intellectual property useful for our business. We may wish to extend our existing licenses or to obtain new licenses in the future. We may wish to do so out of caution to insulate ourselves from infringement claims. If LSI Logic Corporation’s direct or indirect equity ownership in our company falls below specified thresholds, we may wish to obtain or extend licenses under which we currently benefit as a subsidiary of LSI Logic Corporation, but for which the other party to that license may have asserted that we are no longer licensed. See “Risks Related to Our Separation from LSI Logic Corporation.” Our position with respect to the negotiation of these licenses, or any other licenses, may change as a result of our separation from LSI Logic Corporation. Obtaining any of these licenses may require us to pay costly royalties or other fees, and we cannot assure you that any of these licenses will be available in the future on favorable terms or at all. Without such licenses, we could be subject to claims of infringement.

      Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services.

      Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into license agreements with costly royalty obligations or other unfavorable terms. If we are not able to obtain royalty or license agreements on terms acceptable to us then we also may be subject to significant damages or injunctions against development and sale of certain of our products.

      Because our success depends in large part on our proprietary technology, we may expend significant financial and other resources to protect our intellectual property from infringement by third parties, which could harm our financial results.

      Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and contractual and licensing provisions to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could reduce our product sales and revenues.

      Our pending patent applications may not be allowed, or competitors may challenge the validity or scope of these patent applications. In addition, our patents may not provide us a significant competitive advantage.

      We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

      If we fail to successfully complete acquisitions, joint ventures and other transactions that complement or extend our business, or to successfully integrate any acquired operations, we may be unable to increase our market share. Furthermore, our failure to integrate successfully any acquired operations could harm our financial results.

      Our future success may be dependent on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. We may not be able to complete such transactions for reasons including a failure to secure financing or because our agreements with LSI Logic Corporation, and in particular, the tax sharing agreement, may limit our ability to issue equity securities as part of a merger or acquisition. See “Risks Related to Our Separation from LSI Logic Corporation.”

      Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible adverse effects on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

      In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies, which could harm our financial results.

      Changes in stock option accounting rules prepared in accordance with generally accepted accounting principles may adversely impact our results of operations, our stock price and our competitiveness in the employee marketplace.

      We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. In particular, changes to FASB guidelines relating to accounting for stock-based compensation will likely increase our compensation expense, could make our net income less predictable in any given reporting period and could change the way we compensate our employees or cause other changes in the way we conduct our business.

      Technology companies have a history of using broad based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. We have elected to apply APB 25 and accordingly we generally do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.

      On March 31, 2004, the Financial Accounting Standards Board published an Exposure Draft, “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95.” The proposed change in accounting would replace the existing requirements under FAS 123 and APB 25. Under the proposal, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as other forms of compensation by recognizing the related cost in the statement of income. This proposed statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that these type of transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The comment period for the exposure draft ends June 30, 2004. We are investigating what impact the adoption of the exposure draft will have on our financial position and results of operations. If the proposed change in accounting rules for stock-based compensation are instituted, this may adversely impact our reported results of operations, our stock price and our competitiveness in the employee marketplace.

      Because our operations involve the use of hazardous materials, we are required to comply with a variety of environmental, health and safety laws, which could increase our costs and restrict our operations.

      We are subject to a variety of laws relating to the use, disposal, clean up of, and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in suspension of production or subject us to future liabilities in excess of our reserves. In the event of the discovery of contaminants or the imposition of cleanup obligations for which we are responsible, we may be required to take remedial or other environmental measures which could cause us to incur significant costs.

      Because we are smaller than some of our competitors and competition for qualified engineering and technology personnel is intense, we may fail to attract or retain key management and other personnel.

      We depend on our senior executive officers and other key personnel to run our business. The loss of any of these officers or other key personnel could harm our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

      If we become involved in litigation, we may incur significant expenses, even if the litigation arises in the ordinary course of our business.

      In the ordinary course of business, we may be involved in litigation, administrative proceedings and governmental proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not restrict our operations or impede our ability to sell our products.

      Our current backlog may not be indicative of future sales.

      Due to the nature of our business, we maintain relatively low levels of backlog. Consequently, we believe that backlog is not a good indicator of future sales, and our quarterly revenues depend largely on orders booked and shipped in that quarter. Because lead times for delivery of our products are relatively short, we must build in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to other customers. Therefore, our backlog may not be a reliable indicator of future sales.

      We may incur higher costs for our sales outside of the United States as a result of factors associated with our international operations, such as import and export restrictions, tariffs and duties.

      Our sales outside of the United States represented 22% of revenues for both the year ended December 31, 2003 and the three months ended March 31, 2004, and we currently market our products in China, France, Germany, Japan and the United Kingdom. Our international operations are subject to a variety of risks associated with conducting business internationally, including the following:

•	longer payment cycles;

•	unexpected changes in regulatory requirements;

•	import and export restrictions and tariffs, and increases in tariffs,

•	duties, price controls or other restrictions on foreign currencies;

•	the burden of complying with a variety of foreign laws;

•	potentially adverse tax consequences;

•	currency exchange rate fluctuations;

•	the imposition of trade barriers or price controls;

•	political and economic instability abroad;

•	difficulties in staffing and managing international operations;

•	seasonal reductions in business activity during the summer months in Europe and other times in other parts of the world; and

•	problems in collecting accounts receivable.

      Only a small portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the exchange rates may harm our operating results. We do not engage in any hedging transactions to cover our currency exposure.

Risks Related to Our Separation from LSI Logic Corporation

      Our historical financial information as a business segment of LSI Logic Corporation may not be representative of our results as an independent public company.

      The historical financial information we have included in this prospectus has been derived from LSI Logic Corporation’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by LSI Logic Corporation, including centralized legal, accounting, tax, treasury, information technology, employee benefits and other corporate services and infrastructure costs. These allocations were based on what we and LSI Logic Corporation considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from LSI Logic Corporation, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto.

      As long as LSI Logic Corporation controls us, your ability to influence matters requiring stockholder approval will be limited.

      After this offering, LSI Logic Corporation will own all the 50,000,000 outstanding shares of our Class B common stock, representing approximately           % of the outstanding shares of our common stock and further representing the right to elect 80% of our directors. The holders of our Class A common stock and our Class B common stock have identical voting rights on all matters other than the election of directors.

      As long as LSI Logic Corporation owns all the outstanding shares of our Class B common stock, LSI Logic Corporation will continue to be able to elect 80% of our board of directors. Our certificate of incorporation provides that any Class B common stock sold by LSI Logic Corporation to a third party, other than in connection with a tax-free distribution to its stockholders, would automatically convert into shares of Class A common stock on a one-for-one basis upon such sale. As a result, LSI Logic Corporation would continue to be able to elect 80% of our board of directors even after selling some of our common stock that it currently owns to third parties. In addition, as long as LSI Logic Corporation owns a majority of our outstanding common stock, LSI Logic Corporation will have the ability to take stockholder action without the vote of any other stockholder, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. As a result, LSI Logic Corporation will have the ability to control all matters affecting us, including:

•	the composition of 80% of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

•	any determinations with respect to mergers and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	changes to the agreements providing for our separation from LSI Logic Corporation;

•	the allocation of business opportunities that may be suitable for us and LSI Logic Corporation;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans.

      LSI Logic Corporation’s voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares over the then-current market price. LSI Logic Corporation is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of Class A common stock. Accordingly, your shares of Class A common stock may be worth less than they would be if LSI Logic Corporation did not maintain voting control over us.

      Our new name is not yet recognized as a brand in the marketplace, which could cause our product sales to suffer, and building a new brand identity will require significant amounts of time and resources.

      As a subsidiary of LSI Logic Corporation, we have conducted our business under LSI Logic Corporation’s brand name. We recently changed our name, and expect to change some of the brand names, trademarks and trade names under which we conduct our business. This transition to our new name may occur rapidly in the case of some products and over specified periods of time in the case of other products. We believe that sales of our products have benefited from the use of the LSI Logic Corporation brand name. Our customers and suppliers or potential employees we are trying to recruit may not immediately recognize our new brand name. We will need to expend significant time, effort and resources to establish our new brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If our effort to establish a new brand identity is unsuccessful, our business, financial condition and results of operations may suffer. In addition, although we will do appropriate diligence and investigation prior to selecting new names, and will select names for which we believe we have all necessary rights, our rights to use those names may be challenged by others.

      We may lose rights to some intellectual property if LSI Logic Corporation’s equity ownership in us falls below specified thresholds.

      As a subsidiary of LSI Logic Corporation, we are currently entitled to certain technology and intellectual property rights licensed from third parties by LSI Logic Corporation. After this offering, while we remain a subsidiary of LSI Logic Corporation, we expect to continue to be entitled to such rights. However, if and when LSI Logic Corporation’s direct or indirect equity ownership of our company falls below certain thresholds (in most cases, below 50% of our outstanding capital stock), we may lose access to some technology or may no longer be licensed under some intellectual property rights. In addition, there may be third parties, who have refrained from asserting infringement claims against our products while we were a subsidiary of LSI Logic Corporation, that elect to pursue such claims against us after our separation from LSI Logic Corporation. This is because we will no longer be able to rely on LSI Logic Corporation’s patent portfolio as leverage or to provide licenses under those patents in order to resolve such claims.

      To avoid being exposed to certain infringement claims, we may need to obtain the consent of the other party to transfer a license from LSI Logic Corporation to our company or to continue sharing the license with LSI Logic Corporation. If such consent cannot be obtained on reasonable terms, we may need to obtain our own license from the licensor. We may have to pay additional amounts for the consent or for our own license to such technology or intellectual property rights. Much of the relevant technology comprises design tools, semiconductor libraries, product components, and business applications and is available on commercially reasonable terms. Because we currently allocate the cost of such technology with LSI Logic Corporation, and because we anticipate beginning to replace those licenses while still a subsidiary of LSI Logic Corporation, we do not anticipate that the loss of rights to such technology will have a material impact on our business. The rights under the patent cross-license agreements between LSI Logic Corporation and third parties are not derived from commercially available technology for which a price is set by the marketplace. Furthermore, for most of these patent agreements, LSI Logic Corporation did not and does not pay a royalty, but as consideration licensed its own portfolio. A third party may argue that the licenses of its patents no longer extend to us after we cease to be a subsidiary of LSI Logic Corporation. If that same third party also argues that our patents developed while we were a subsidiary of LSI Logic Corporation remain licensed, we may be unable to offer our portfolio as consideration for the license to that third party’s patents.

      Although we will continue to evaluate whether we should obtain separate license agreements with these third parties, we do not currently intend to seek such licenses. As a result, we may lose access to intellectual property rights, or be subject to additional infringement claims when we cease to be a subsidiary of LSI Logic Corporation. We believe, however, that many of the patent cross-license agreements to which LSI Logic Corporation is a party are not applicable to our business. In some cases they were entered into by LSI Logic Corporation before it engaged in the storage technology business and in other cases the field of use may not extend to our business. We do not expect that the loss of access to such intellectual property would have a material impact on our business. We also expect that if we do determine that such licenses of intellectual property are material to our business, we will be able to negotiate licenses to such intellectual property on reasonable terms and conditions, including price; however, we cannot assure you that this will be the case.

      Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, obtain our own facilities and establish our own administrative and other support functions in order to operate as a stand-alone company.

      As a subsidiary of LSI Logic Corporation, we have relied on administrative and other resources of LSI Logic Corporation to operate our business. In conjunction with our separation from LSI Logic Corporation, we will obtain our own facilities and create our own administrative and other support systems or contract with third parties to replace LSI Logic Corporation’s systems. In addition, we must also establish disclosure controls and procedures and internal controls over financial reporting as part of our becoming a separate public company. LSI Logic Corporation has agreed to provide specified transitional services to us. See “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation — Transition Services Agreement” for a description of these services. These services may not be provided at the same level as when we were a wholly-owned subsidiary of LSI Logic Corporation, and we may not be able to obtain the same benefits that we received prior to the separation. The terms of the transition services generally will expire when LSI Logic Corporation’s ownership of us drops below 50% of our outstanding securities. These services and facilities may not be sufficient to meet our needs, and after our agreement with LSI Logic Corporation expires, we may not be able to replace these services or facilities at all or obtain these services or facilities at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own administrative systems or in LSI Logic Corporation’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis.

      As an independent public company, we may experience increased costs resulting from a decrease in the purchasing power we currently have as a result of being a subsidiary of LSI Logic Corporation.

      Prior to our separation from LSI Logic Corporation, we were able to take advantage of LSI Logic Corporation’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a result of our separation from LSI Logic Corporation, we will be a smaller company than LSI Logic Corporation, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the separation. As an independent company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

      Our separation agreements with LSI Logic Corporation may be less favorable to us than if they had been negotiated with unaffiliated third parties.

      We entered into our separation agreements with LSI Logic Corporation while we were a wholly-owned subsidiary of LSI Logic Corporation. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to our agreements with LSI Logic Corporation, we have agreed to indemnify LSI Logic Corporation for, among other matters, liabilities related to our business, and we assumed these liabilities as part of our separation from LSI Logic Corporation. See “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation” for a description of these indemnification obligations. The allocation of assets and liabilities between LSI Logic Corporation and our company may not reflect the allocation that would have been reached by two unaffiliated parties.

      Our agreements with LSI Logic Corporation may require us to indemnify LSI Logic Corporation for certain tax liabilities, including liabilities that may arise in connection with a distribution of our Class B common stock by LSI Logic Corporation. These indemnification obligations may limit our ability to obtain additional financing or participate in future acquisitions.

      Under our tax sharing agreement with LSI Logic Corporation, we and LSI Logic Corporation have agreed to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we are responsible for taxes relating to our business under the tax sharing agreement. Furthermore, we may be held jointly and severally liable for taxes determined on a consolidated basis even though LSI Logic Corporation is required to indemnify us for its taxes pursuant to the tax sharing agreement. For a more complete description of the tax sharing agreement, please see the section titled “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation—Tax Sharing Agreement.”

      In the event that LSI Logic Corporation distributes our Class B common stock to LSI Logic Corporation stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, LSI Logic Corporation intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service to the effect that such distribution will qualify under Section 355 of the Internal Revenue Code. Despite such an opinion and/or ruling, however, the distribution may nonetheless be taxable to LSI Logic Corporation under Section 355(e) of the Internal Revenue Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The tax sharing agreement includes our obligation to indemnify LSI Logic Corporation for any liability incurred as a result of issuances or dispositions of our stock after the distribution (other than liability attributable to certain dispositions of our stock by LSI Logic Corporation) that cause LSI Logic Corporation’s distribution of shares of our stock to its stockholders to be taxable under Section 355(e) of the Internal Revenue Code. Our ability to use our equity to obtain additional financing or to engage in acquisition transactions for a period of time after a distribution will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify LSI Logic Corporation for taxes it incurs under Section 355(e) of the Internal Revenue Code.

      Third parties may seek to hold us responsible for liabilities of LSI Logic Corporation that we did not assume in our agreements.

      In connection with our separation from LSI Logic Corporation, LSI Logic Corporation has agreed to retain all liabilities that we were not historically responsible for and did not assume under our agreements with LSI Logic Corporation. Third parties may seek to hold us responsible for LSI Logic Corporation’s retained liabilities. Under our agreements with LSI Logic Corporation, LSI Logic Corporation has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from LSI Logic Corporation.

      We may have difficulty obtaining new customers as an independent public company due to concerns about our relatively small size after our separation from LSI Logic Corporation.

      Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers. Following our separation from LSI Logic Corporation, we will be a smaller and less diversified company than LSI Logic Corporation, and we will not have access to resources comparable to those of LSI Logic Corporation prior to the separation. As a smaller, separate, stand-alone company, we may encounter more customer concerns about our viability as a separate entity, which could have a material adverse effect on our business, financial condition and results of operations.

      The price of our Class A common stock may decline because of the ability of LSI Logic Corporation and others to sell shares of our common stock.

      Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could harm the market price of our Class A common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

      After this offering, LSI Logic Corporation will own all the 50,000,000 outstanding shares of our Class B common stock, representing approximately                     % of the outstanding shares of our common stock and further representing the right to elect 80% of our directors. LSI Logic Corporation has no contractual obligation to retain its shares of our common stock, except that it has agreed not to sell or distribute any of its shares of our common stock without the consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters of this offering until 180 days after the date of this prospectus as described under “Underwriting.” Subject to applicable U.S. federal and state securities laws, LSI Logic Corporation may sell or distribute to its stockholders any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us, either (1) after the expiration of this 180-day period or (2) before the expiration of this 180-day period with the consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material news event relating to us occurs, or (2) prior to the expiration of the 180-day period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

      We are required to file a registration statement to register the sale of shares of our Class B common stock held by LSI Logic Corporation under specified circumstances set forth in the investor rights agreement to be entered into between us and LSI Logic Corporation. See “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation—Investor Rights Agreement” for a description of these circumstances.

      If LSI Logic Corporation distributes shares of our Class B common stock that it owns to its stockholders, substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock would be sold in the open market in anticipation of, or after, any such distribution. We also are unable to predict whether a sufficient number of buyers for shares of our Class A common stock would be in the market at that time.

      Any sale by LSI Logic Corporation or us of our common stock in the public market or the perception that sales could occur, whether as a result of any distribution of our common stock by LSI Logic Corporation to its stockholders or otherwise, could harm the prevailing market price of our Class A common stock.

      In connection with this offering, we intend to file a registration statement on Form S-8 to register 9,000,000 shares of our Class A common stock that are or will be registered for issuance under our stock plans. Significant sales of our Class A common stock pursuant to our stock plans could also harm the prevailing market price for our Class A common stock.

      Our inability to resolve any disputes that arise between us and LSI Logic Corporation with respect to our past and ongoing relationships may result in a significant reduction of our revenues.

      Disputes may arise between LSI Logic Corporation and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from LSI Logic Corporation;

•	intellectual property and technology matters;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or distributions by LSI Logic Corporation of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of transitional services LSI Logic Corporation has agreed to provide us; and

•	business opportunities that may be attractive to both LSI Logic Corporation and us.

      We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

      The agreements we have entered into with LSI Logic Corporation may be amended upon agreement between the parties. While we are controlled by LSI Logic Corporation, LSI Logic Corporation may be able to require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

      Some of our directors and executive officers may have conflicts of interest because of their ownership of LSI Logic Corporation common stock, options to acquire LSI Logic Corporation common stock and positions with LSI Logic Corporation.

      Some of our directors and executive officers own LSI Logic Corporation common stock and options to purchase LSI Logic Corporation common stock. For information regarding the ownership of LSI Logic Corporation common stock and options to purchase LSI Logic Corporation common stock, see “Management— Stock Ownership of Directors and Executive Officers.” In addition, some of our directors are executive officers and/or directors of LSI Logic Corporation. Ownership of LSI Logic Corporation common stock and options to purchase LSI Logic Corporation common stock by our directors and officers after this offering and the presence of executive officers or directors of LSI Logic Corporation on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and LSI Logic Corporation. For example, we currently purchase a portion of our components from LSI Logic Corporation, and we expect to continue to do so. Also, corporate opportunities may arise that concern both of our businesses, such as the potential acquisition of a particular business or technology that is complementary to both of our businesses. In such situations, our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of LSI Logic Corporation have no duty to communicate or present such corporate opportunity to us, have the right to deal with such corporate opportunity in their sole discretion, and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for LSI Logic Corporation. In addition, we have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and expect that our board, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises and if our directors and officers do not pursue it on our behalf pursuant to the provisions in our amended and restated certificate of incorporation, we may not become aware of, and may potentially lose, a significant business opportunity.

      Because LSI Logic Corporation is not obligated to distribute our common stock that it owns to its stockholders, we will continue to be subject to the risks described above relating to LSI Logic Corporation’s control of us if LSI Logic Corporation does not complete such a distribution.

      LSI Logic Corporation has advised us that it currently intends to distribute to its stockholders by the summer of 2005 all remaining shares of our common stock held by it at the time of such distribution. Completion of the distribution would be contingent upon the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of LSI Logic Corporation’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. However, LSI Logic Corporation is not obligated to undertake the distribution, and the distribution may not occur by the contemplated time or at all.

      Unless and until such a distribution occurs or LSI Logic Corporation otherwise disposes of its controlling interest in us, we will continue to face the risks described above relating to LSI Logic Corporation’s control of us and potential conflicts of interest between LSI Logic Corporation and us. We may be unable to realize potential benefits that could result from such a distribution by LSI Logic Corporation, such as greater strategic focus, greater access to capital markets, better incentives for employees and more accountable management, although we cannot guarantee that we would realize any of these potential benefits if such a distribution did occur. In addition, speculation by the press, investment community, our customers, our competitors or others regarding whether LSI Logic Corporation intends to complete such a distribution or otherwise dispose of its controlling interest in us could harm our business.

      So long as LSI Logic Corporation continues to hold a controlling interest in us or is otherwise a significant stockholder, the liquidity and market price of our Class A common stock may be adversely impacted.

Risks Related to the Securities Markets and Ownership of Our Class A Common Stock

      Our securities have no prior market, and the price of our Class A common stock may fluctuate significantly and may decline below the initial public offering price.

      Before this offering, there has not been a public market for our Class A common stock. An active public market for our Class A common stock may not develop or be sustained after this offering, which would adversely impact the liquidity and market price of our Class A common stock.

      The market price of our Class A common stock may fluctuate significantly after this offering and may decline below the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. This price may not be indicative of the market price of our Class A common stock after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price.

      Among the factors that could affect the market price of our Class A common stock are the risk factors described in this section and other factors including:

•	quarterly variations in our operating results;

•	changes in expectations as to our future financial performance, including financial estimates or publication of research reports by securities analysts;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	announcements of new products or technical innovations by us or our competitors;

•	actions by institutional stockholders or by LSI Logic Corporation while it is one of our stockholders;

•	speculation in the press or investment community;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions.

      The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may harm the trading price of our Class A common stock.

      Terrorist acts and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations, which are located in the United States and internationally, as well as those of our suppliers, third-party manufacturers and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected region, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our Class A common stock.

      In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could result in the expenditure of substantial funds, divert management’s attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

      The difference in the voting rights of our Class A common stock and our Class B common stock may harm the value and liquidity of our Class A common stock.

      The holders of our Class A common stock and our Class B common stock generally have identical economic and voting rights except that the holders of our Class B common stock are entitled to elect 80% of our board of directors and the holders of our Class A common stock are entitled to elect 20% of our board of directors. The difference in the voting rights of our Class A common stock and Class B common stock both before and after any distribution of our Class B common stock by LSI Logic Corporation to its stockholders could harm the value of the Class A common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of the holders of our Class B common stock to elect 80% of our board of directors. The existence of two separate classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

      Provisions in our charter documents and Delaware law and provisions in our tax sharing agreement with LSI Logic Corporation may delay or prevent an acquisition of us, which could decrease the value of your shares.

      Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by our stockholders.

      Furthermore, we may not be able to complete a transaction involving our acquisition as a result of our agreement to indemnify LSI Logic Corporation for any tax liability it incurs in connection with the application of Section 355(e) of the Internal Revenue Code resulting from issuances or dispositions of our stock after the distribution (other than liability attributable to certain dispositions of our stock by LSI Logic Corporation). Please see the section titled “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation — Tax Sharing Agreement.”

      You will experience immediate and substantial dilution of $                    in net tangible book value per share.

      Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after this offering. Purchasers of our Class A common stock in this offering will experience immediate dilution of $                    in net tangible book value per share. See “Dilution.” For a more detailed description, see “Dilution” on page 31.

FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

OUR SEPARATION FROM LSI LOGIC CORPORATION

Overview

      LSI Logic Corporation and we have entered into agreements providing for the separation of our storage systems business from LSI Logic Corporation’s semiconductor business, and LSI Logic Corporation has announced its intention to create an independent storage systems company. Until the completion of this offering, we will continue as a subsidiary of LSI Logic Corporation.

Benefits of the Separation

      We believe that we will realize certain benefits from our separation from LSI Logic Corporation, including the following:

•	Greater Focus on the Storage Systems Market. Our separation from LSI Logic Corporation will allow us to focus managerial attention solely on the needs of our business. As a company dedicated to the design, manufacture and sale of complete storage systems, sub-assemblies and related management software, we expect to be in a better position to grow our business and serve our customers more effectively through faster decision-making, more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to customers and markets.

•	Incentives for Employees More Closely Aligned to Our Business. We expect the motivation of our employees and the focus of our management to be strengthened by incentive compensation programs tied directly to the market performance of our common stock. The separation will enable us to offer compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

•	Increased Ability to Attract Investors Focused on our Market. As an independent company, we will offer our stockholders a more focused investment opportunity than that currently presented by a more diversified LSI Logic Corporation.

Risks of the Separation

      Although we believe that our separation from LSI Logic Corporation is beneficial for our company, there are a number of risks associated with the separation, including the following:

•	Unfamiliarity with Our Brand Name. Until now, we have conducted our business under LSI Logic Corporation’s brand name. However, in connection with our separation from LSI Logic Corporation, we have changed our name and intend to change some of our brand names, trademarks and trade names under which we conduct our business. Our new name is not yet recognized as a brand, which could cause sales of our products to suffer. Also, changing these names will require significant time, effort and resources and may be unsuccessful.

•	Difficulty in Establishing Administrative and Other Support Functions. In the past, we have relied significantly on the administrative support and other resources of LSI Logic Corporation to operate our business. In connection with the separation of our business, however, we must obtain our own facilities, operate our own information technology functions and establish administrative and other support functions to operate our business. In addition, we must establish disclosure controls and procedures and internal controls over financial reporting as part of our becoming a separate public company. This may lead to increased expenses if we are unable to obtain pricing on terms as favorable as we currently have, and any failure or downtime in our administrative systems could result in unexpected costs.

•	Limitation on Our Ability to Obtain Financing or to Engage in Strategic Acquisitions. Under our tax sharing agreement with LSI Logic Corporation, we have agreed to indemnify LSI Logic Corporation for any tax liabilities incurred as a result of issuances or dispositions of our stock after the potential distribution of shares of our Class B common stock to LSI Logic Corporation’s stockholders that cause such distribution to be taxable under Section 355(e) of the Internal Revenue Code. Notwithstanding

the foregoing, we will not be liable for any tax liability that would result taking into account only certain dispositions of our stock by LSI Logic Corporation. Consequently, our ability to use our equity to obtain additional financing or to engage in acquisition transactions will be restricted for a period of time after the distribution.

      For a more detailed description of the risks associated with our separation from LSI Logic Corporation, see “Risk Factors—Risks Related to Our Separation from LSI Logic Corporation.”

Separation and Transitional Arrangements

      We and LSI Logic Corporation have entered into agreements providing for the separation of our business from LSI Logic Corporation. These agreements cover a variety of matters, including the ownership and licensing of intellectual property and other assets relating to our businesses, the use of shared facilities, employee and tax-related matters and the transitional services LSI Logic Corporation will provide to us.

      The agreements relating to our separation from LSI Logic Corporation were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from LSI Logic Corporation. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation.”

Our Relationship with LSI Logic Corporation

      Immediately following the completion of this offering, we will be a majority-owned subsidiary of LSI Logic Corporation, which will own all the outstanding shares of our Class B common stock, representing approximately      % of the outstanding shares of our common stock and having the right to elect 80% of our directors. In addition, five of our seven directors are also directors of LSI Logic Corporation.

      Consequently, LSI Logic Corporation will retain control over us even after this offering. In particular, it will be able to elect a significant majority (80%) of our directors until it distributes all of our Class B common stock to its stockholders. In addition, because LSI Logic Corporation will own approximately      % of our total outstanding common stock (Classes A and B, together), it will also control any stockholder vote on matters in addition to the election of directors, such as potential change of control transactions or the approval of our equity incentive plans.

      LSI Logic Corporation has no contractual obligation to retain its shares of our common stock, except that it has agreed not to sell or distribute any of its shares of our common stock without the consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters of this offering for a period of time after the date of this prospectus as described under “Underwriting.”

The Potential Distribution by LSI Logic Corporation of Our Class B Common Stock

      LSI Logic Corporation has advised us that it currently intends to distribute to its stockholders by the summer of 2005 all remaining shares of our common stock held by it at the time of such distribution. The distribution is expected to be effected through a special dividend by LSI Logic Corporation to its stockholders. LSI Logic Corporation will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. Completion of the distribution would also be contingent upon the receipt of a favorable tax ruling from the Internal Revenue Service or a favorable opinion of LSI Logic Corporation’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. However, LSI Logic Corporation is not obligated to undertake the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities laws, prior to the distribution, LSI Logic Corporation may sell shares of our common stock in the public market or in private transactions, which may or may not include the sale of a controlling interest in us.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of                      shares of Class A common stock by us in this offering will be approximately $          based on an assumed initial public offering price of $          per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Approximately $          of the net proceeds of this offering will be paid to LSI Logic Corporation, for the settlement of payables owed by us to LSI Logic Corporation. The remainder of the net proceeds, approximately $          , will be paid as a dividend to LSI Logic Corporation and our other stockholders on a pro rata basis, based on the number of shares of Engenio stock owned by each stockholder on the record date for the dividend. Payables owed by us to LSI Logic Corporation were approximately $51.0 million as of March 31, 2004. For additional information concerning the nature of these payables, see Note 2 of the Notes to the Consolidated Financial Statements and Note 2 of the Notes to the Unaudited Consolidated Financial Statements. If the underwriters exercise in full their option to purchase additional shares, we expect to pay these $          of additional net proceeds to LSI Logic Corporation and our other stockholders.

DIVIDEND POLICY

      We currently intend to retain any future earnings for use in the operation and expansion of our business. Therefore, other than the dividend that we will pay to LSI Logic Corporation and our other stockholders in connection with this offering, we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004. Our capitalization is presented:

•	on an actual basis;

•	on an adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after our payment of the proceeds of this offering to LSI Logic Corporation.

	As of
	March 31, 2004

	Actual	As Adjusted

	(in thousands,
	except share data)
Stockholders’ equity:
Preferred stock $0.001 par value; 5,000,000 shares authorized, none issued and outstanding, actual; shares authorized, none issued and outstanding, as adjusted	$—		$—
Class A common stock $0.001 par value; 200,000,000 shares authorized, 25,000 issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	—
Class B common stock $0.001 par value; 50,000,000 shares authorized, issued and outstanding, actual and as adjusted	50
Additional paid-in capital	234,547
Deferred stock compensation	(240)
Retained earnings	25,567

Total stockholders’ equity	259,924

Total capitalization	$259,924	$

      In addition to the                     shares of Class A common stock to be outstanding after the offering, we may issue additional shares of Class A common stock under the following plans and arrangements:

•	shares of Class A common stock issuable upon exercise of options outstanding at a weighted average exercise price of $ per share as of , 200 ; and

•	a total of shares of Class A common stock available for future issuance under our various stock plans as of , 200 .

      You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related notes beginning on page F-1.

DILUTION

      Our net tangible book value as of March 31, 2004 was approximately $117.0 million, or approximately $          per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of the                     shares of Class A common stock offered by us at an assumed initial public offering price of $          per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after our payment of the proceeds of this offering to LSI Logic Corporation, our net tangible book value as of March 31, 2004 would have been approximately $          million, or $          per share of common stock. This represents an immediate increase in net tangible book value of $ per share to our existing stockholder and an immediate dilution of $          per share to new investors of our Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2004	$
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes, after giving effect to the offering, based on an assumed initial public offering price of $          per share, as of March 31, 2004, the differences between the existing stockholder and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholder		%	$	%	$
New investors					$

Total		%	$	%

      The foregoing discussion and tables above assume no exercise of options outstanding under our 2004 Equity Incentive Plan and no issuance of shares reserved for future issuance under our Employee Stock Purchase Plan. As of March 31, 2004, there were 1,900,000 options outstanding to purchase shares of Class A common stock. To the extent that any options are granted and exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

      The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have derived our consolidated statement of operations data for the fiscal years ended December 31, 2003, 2002 and 2001 and consolidated balance sheet data as of December 31, 2003 and 2002 from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2004 and 2003 and the consolidated balance sheet data as of March 31, 2004 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2000 and 1999 and consolidated balance sheet data as of December 31, 2001, 2000 and 1999 were derived from our unaudited consolidated financial data that is not included in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and may not reflect what our financial position and results of operations would have been had we been an independent entity during the historical periods presented.

						Three months
						ended
	Year ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)

	(unaudited)	(unaudited)				(unaudited)
Consolidated Statements of Operations Data:
Revenues	$280,409	$404,437	$215,246	$336,530	$426,732	$100,618	$115,831
Costs and expenses:
Cost of revenues:
Cost of revenues excluding amortization of intangibles	188,825	250,965	151,873	211,124	265,750	64,518	70,370
Amortization of intangibles	8,362	11,638	23,023	11,082	12,832	3,442	3,096

Total cost of revenues	197,187	262,603	174,896	222,206	278,582	67,960	73,466
Research and development	25,717	27,385	30,695	35,915	46,863	9,902	14,116
Selling, general and administrative	31,961	50,991	68,784	50,029	62,556	14,298	17,287
Restructuring of operations and other items	—	—	452	1,454	14,931	14,713	(3)
Amortization of non-cash deferred stock compensation	—	154	1,850	517	—	—	10
Acquired in-process research and development	—	8,345	—	1,922	—	—	—

Total costs and expenses	254,865	349,478	276,677	312,043	402,932	106,873	104,876

Income/(loss) from operations	25,544	54,959	(61,431)	24,487	23,800	(6,255)	10,955
Interest income and other, net	98	1,242	923	183	763	152	138

Income/(loss) before income taxes	25,642	56,201	(60,508)	24,670	24,563	(6,103)	11,093
Provision for/(benefit from) income taxes	9,266	19,371	(21,462)	8,639	8,846	(2,198)	4,215

Net income/(loss)	$16,376	$36,830	$(39,046)	$16,031	$15,717	$(3,905)	$6,878

Net income/(loss) per share:
Basic and diluted	$0.33	$0.74	$(0.78)	$0.32	$0.31	$(0.08)	$0.14
Shares used in computing net income/(loss) per share:
Basic and diluted	50,000	50,000	50,000	50,000	50,000	50,000	50,000

	At December 31,
						At March 31,
	1999	2000	2001	2002	2003	2004

	(in thousands)
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Consolidated Balance Sheet Data:
Total assets	$169,304	$287,924	$244,780	$310,878	$354,607	$357,792
Long-term liabilities	—	—	127	249	214	262
Total stockholder’s equity	118,293	217,916	180,720	238,082	253,223	259,924

      In 2003, we recorded $14.9 million in charges for restructuring of operations and other items (See Note 5 of the Notes to the Consolidated Financial Statements). In 2002, we recorded a $1.9 million in-process research and development (IPR&D) charge associated with the Mylex transaction and $1.5 million in charges for restructuring of operations and other items. (See Notes 3 and 5 of the Notes to the Consolidated Financial Statements). We adopted SFAS No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002, as a result of which goodwill is no longer amortized (See Note 4 of the Notes to the Consolidated Financial Statements). In 2001, we recorded $0.5 million in restructuring and other items. During 2000, we recorded an $8.3 million IPR&D charge associated with an acquisition. We began recording amortization of non-cash deferred stock compensation as a result of the adoption of FASB interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” which was effective for acquisitions after July 1, 2000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following information should be read in conjunction with the selected financial data and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated in these forward-looking statements. Material factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.

Basis of Presentation

      Our consolidated financial statements reflect the historical results of operations and cash flows of us and all of our subsidiaries for all periods presented. Our consolidated financial statements include the assets and liabilities of us and all of our subsidiaries including goodwill and intangible assets related to our business. Intercompany transactions and balances between us and our subsidiaries have been eliminated in consolidation.

      The financial statements include allocations of certain LSI Logic Corporation expenses, including centralized legal, accounting, tax, treasury, information technology, employee benefits and other LSI Logic Corporation corporate services and infrastructure costs. The expense allocations have been determined on bases that LSI Logic Corporation and we considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial information included herein may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate company during the periods presented. See Note 2 of the Notes to the Consolidated Financial Statements (referred to hereafter as “Notes”) for additional information on our relationship with LSI Logic Corporation.

      The discussion below should be read in conjunction with our consolidated financial statements and related notes, presented on pages F-1 through F-42 for a full understanding of our financial position and results of operations.

Overview

Our Business

      After four consecutive years of growth, we achieved revenue of $404.4 million in 2000. However, spending by enterprises on information technology decreased dramatically in 2001 due to a number of macroeconomic factors. As a result, many technology industries, including the storage systems industry, experienced a severe downturn, and our revenues decreased by 47% to $215.2 million in 2001. We believe that our revenues were further impacted by the level of inventories held by our customers at the end of 2000 in anticipation of demand that did not materialize.

      During this period of economic uncertainty, a shift in enterprise information technology buying behavior occurred with respect to storage infrastructure, resulting from reduced information technology budgets, increased demand for storage capacity and the complexity and high costs necessary to manage this increased demand. Specifically, enterprises began to transition away from large, fixed-capacity storage system architectures to those that are more modular and scalable in design. These modular and scalable architectures provide a more flexible and cost-effective solution while still meeting the performance, availability and software feature requirements of a substantial number of enterprise applications. In addition, instead of investing the time and resources required to integrate, deploy and manage multiple products from different vendors, an increasing number of enterprises began to purchase storage systems as part of an overall information technology solution from a sole vendor, such as a server or storage original equipment manufacturer (OEM) that can provide a broad range of products and services. For many OEMs, the opportunity for competitive differentiation lies in management software, support and integration services, not in fundamental storage system development. This development has been further promoted by the expanding list of storage interconnect technologies and the increasing cost of developing and testing products based on these new technologies. To address these enterprise information technology buying trends, growing system development costs and the need to differentiate with software and services, server and storage OEMs have increasingly outsourced the design, development, manufacturing, testing and support of storage systems to third-party storage system and sub-assembly suppliers. We expect this OEM outsourcing trend to continue.

      In response to increased OEM outsourcing, we shifted our business model in 2001 to focus on sales of our products to channel customers, such as server and storage OEMs, as opposed to a mix of OEM, indirect and direct sales to enterprises. Consequently, we redirected our field sales and marketing employees toward increasing sales of our products through our OEM partners. As part of this shift, in January 2002, we entered into an agreement with StorageTek, whereby we authorized StorageTek to sell our products to its customers, resellers and to the majority of our enterprise customers under the co-branded trademarks of both our companies. Furthermore, in 2003, we completed this shift to a channel-focused sales model by dedicating additional resources to support our large channel customers and other smaller customers to enhance their ability to successfully drive their sales of our products.

      Beginning in 2002, demand for our products began to increase relative to 2001, as our revenues increased by 56% to $336.5 million. This trend continued during 2003 as revenues increased by 27% to $426.7 million. We believe that this increased demand was attributable primarily to the trend towards modular storage systems and our strategic decision to focus on sales of products to channel customers, as well as to the economic rebound in 2003, increased spending on information technology by organizations and increased outsourcing by OEMs.

      In the summer of 2003, approximately two years after the establishment of our new business model, LSI Logic Corporation’s board of directors determined that it was in the best interests of the company and its stockholders to pursue the separation, public offering and possible distribution of shares of Engenio’s stock to LSI Logic’s stockholders. At that time, the United States economy appeared to be strengthening, and LSI Logic believed that its storage systems segment had the financial strength and appropriate business model to operate as a separate company.

     Our Customers

      Historically, we have relied on a limited number of customers for a substantial majority of our revenues, which is a trend that has increased since we began to focus on sales to channel customers in 2001 and 2002. In 2003, sales to our largest three customers accounted for 76% of our revenues, of which 51% was attributable to IBM; in 2002, sales to our largest three customers accounted for 70% of our revenues, of which 36% was attributable to IBM; and in 2001, sales to our largest three customers accounted for 54% of our revenues, of which 21% was attributable to IBM. IBM was our largest customer for each of these three years. We believe that our strategic focus on selling our products to channel customers, and in particular, server and storage OEMs, will continue to make us highly dependent on a limited number of customers for a substantial portion of our revenues because of the relatively small number of these types of customers.

      Furthermore, our quarterly sales have historically reflected an uneven sales pattern in which a disproportionate percentage of a quarter’s total sales occur in the last month of each quarter. We expect this trend to continue, and potentially become more pronounced, as IBM and possibly other customers shift to a configure-to-order, or “CTO,” procurement model pursuant to which we will ship fully-assembled systems to our customers, whereas previously we shipped subassemblies to such customers. We believe that our CTO model subjects us to a number of risks, including the possibility that we may experience increased working capital requirements in a particular fiscal period, higher receivables balances at the end of a fiscal period, an increased risk of an interruption in supply, and shorter lead times for orders. In addition, revenue resulting from our sales to IBM and other customers using our CTO model may not be apparent until later in each quarter, and our revenues may be delayed until a subsequent quarter or lost altogether. Such a delay in or loss of revenue could reduce our margins for a particular fiscal period as expenses are incurred in anticipation of such revenue. This uneven sales pattern makes predictions of revenues, earnings and working capital for each financial period especially difficult and uncertain and increases the risk of unanticipated variations in quarterly results and financial condition. Our future success will depend to a significant extent on the ability of our channel customers to sell storage products to enterprises. Direct sales to enterprises currently represent less than 10% of our revenues.

      Factors impacting sales of our channel customers’ storage products will impact the demand for our products. For example, we believe that demand for our customers’ products, and as a result, our products, was negatively impacted by the general economic downturn beginning in late 2000 and by the decrease in information technology spending by enterprises. Conversely, we believe that our sales were positively impacted by the economic rebound in 2003, increased spending by information technology organizations and increased outsourcing by OEMs. However, we have limited visibility into many of the internal factors driving demand for our customers’ products.

      A substantial majority of our sales are to customers located in the United States. We generally measure sales by geography based upon the location to which we ship our products. Because we sell primarily to channel customers, however, the location to which we ship our products does not necessarily indicate the particular geographic location of the end-user of our products.

      We generally recognize revenue upon shipment to the customer as discussed further in Note 1 of the Notes. However, in Europe and certain other instances depending on the terms, we recognize revenue upon customer receipt of our products. In addition to direct shipments to our customers, in some cases we deliver our products to a customer-designated location in which we retain title to the delivered products until retrieved by the customer. In these cases, we recognize revenue when the customer retrieves the product from the customer-designated location.

      We have found that the mix of products sold to a particular customer, and the configuration of such products purchased by a particular customer, varies over time.

The Mylex Transaction

      On August 29, 2002, LSI Logic Corporation acquired from IBM certain tangible and intangible assets associated with IBM’s Mylex business unit, a portion of which were allocated to us, and included product lines, product development projects and manufacturing and related assets. In addition, we entered into a supply agreement with IBM pursuant to which IBM agreed to purchase the majority of its requirements of former Mylex products from us for a period of three years following the close of the transaction. This acquisition expanded our range of product offerings, contributed to our increased sales to IBM and substantially increased our research and development capabilities. As a result of the Mylex transaction, we added 105 employees, of which 91 were added to our research and development organization. LSI Logic Corporation contributed a significant portion of the purchase price related to the storage systems business, which was accounted for as a capital contribution to us.

Results of Operations

      Our results of operations for the years ended December 31, 2003, 2002 and 2001 and for the three months ended March 31, 2004 and 2003 as a percentage of revenues follow.

				Three Months Ended(1)
	Year ended December 31,
				March 31,	March 31,
	2001	2002	2003	2003	2004

Revenues	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenues:
Cost of revenues excluding amortization of intangibles	71%	63%	62%	64%	61%
Amortization of intangibles	11%	3%	3%	3%	3%

Total cost of revenues	82%	66%	65%	67%	64%
Research and development	14%	11%	11%	10%	12%
Selling, general and administrative	32%	15%	15%	14%	15%
Restructuring of operations and other items	* %	* %	3%	15%	* %
Amortization of non-cash deferred Stock compensation	1%	* %	* %	—	* %
Acquired in-process research and development	* %	1%	* %	—	—

Total costs and expenses:	129%	93%	94%	106%	91%

Income/(loss) from operations	(29)%	7%	6%	(6)%	9%

Interest income and other, net	1%	* %	* %	*	* %

Income/(loss) before income taxes	(28)%	7%	6%	(6)%	10%

Provision for/(benefit from) for income taxes	(10)%	2%	2%	(2)%	4%

Net income/(loss)	(18)%	5%	4%	(4)%	6%

*	Less than 1%.

(1)	The first quarter of 2004 ended on April 4, 2004 and included approximately 14 weeks, while the first quarter of 2003 ended March 30, 2003 and included approximately 13 weeks.

     In the discussion that follows below, where more than one significant factor contributed to changes in results from year to year, we have quantified such factors where practicable.

     Revenues

      Significant Customers. The following tables summarize our significant customers, each of whom accounted for 10% or more of our revenues in at least one of the three most recent fiscal years. The first table summarizes the dollar amount our significant customers individually represented on a consolidated basis, and the second table summarizes the percentage of revenues our significant customers individually represented on a consolidated basis.

				Three Months Ended
	Year ended December 31,
				March 31,	March 31,
Customer	2001	2002	2003	2003	2004

	(in millions)
Company A	$44.7	$120.4	$219.4	$40.7	$59.2
Company B	*	65.5	58.2	15.4	16.3
Company C	43.2	50.7	47.0	12.9	16.2
Company D	27.2	*	*	*	*

Total (including only 10% customers)	$115.1	$236.6	$324.6	$69.0	$91.7

*	Less than 10% of total revenues

				Three Months Ended
	Year ended December 31,
				March 31,	March 31,
Customer	2001	2002	2003	2003	2004

Company A	20.8%	35.8%	51.4%	40.5%	51.1%
Company B	*	19.5%	13.6%	15.3%	14.0%
Company C	20.1%	15.1%	11.0%	12.8%	14.0%
Company D	12.6%	*	*	*	*

Total (including only 10% customers)	53.5%	70.4%	76.0%	68.6%	79.1%

*	Less than 10% of total revenues

     Geographic Concentration. The following tables summarize our revenues by geography by dollar amount and on a percentage basis.

				Three Months Ended
	Year ended December 31,
				March 31,	March 31,
Region	2001	2002	2003	2003	2004

	(in millions)
United States	$164.4	$284.0	$332.9	$80.3	$90.3
Americas, excluding the United States	7.4	10.2	7.0	0.7	1.6
Europe	37.3	37.4	58.8	13.7	13.2
Asia	6.1	4.9	28.0	5.9	10.7

Total	$215.2	$336.5	$426.7	$100.6	$115.8

				Three Months Ended
	Year ended December 31,
				March 31,	March 31,
Region	2001	2002	2003	2003	2004

United States	76.4%	84.5%	78.0%	79.9%	77.9%
Americas, excluding the United States	3.5	3.0	1.6	0.7%	1.4%
Europe	17.3	11.1	13.8	13.6%	11.4%
Asia	2.8	1.4	6.6	5.8%	9.3%

Total	100.0%	100.0%	100.0%	100%	100%

      First Quarter of 2004 Compared to First Quarter of 2003. Revenues were $115.8 million in the first quarter of 2004, up 15% from $100.6 million in the first quarter of 2003. The increase was due to a significant increase in sales to IBM, from $40.7 million in the first quarter of 2003 to $59.2 million in the first quarter of 2004. As a percentage of revenues, revenues from IBM increased from 41% in the first quarter of 2003 to 51% in the first quarter of 2004. The increase in revenues from IBM was primarily due to growth in demand for our controller and related enclosure products, including the new low-end controller product that we introduced in the second quarter of 2003. Aggregate revenues from StorageTek and the Teradata division of NCR also increased by $4.2 million in the first quarter of 2004 as compared to the first quarter of 2003 primarily as a result of two large shipments for primarily high-end controllers and related enclosure products. In addition to our introduction of the new low-end controller product, we believe that the increased demand from our largest customers was driven by the trend toward purchasing modular storage systems, our increased focus on sales of our products to our channel customers, the economic rebound that began in the middle of 2003, increased spending on information technology by organizations and increased outsourcing by OEMs.

      Fiscal 2003 Compared to Fiscal 2002. Revenues were $426.7 million in 2003, up 27% from $336.5 million in 2002. The increase was due to a significant increase in sales to IBM, from $120.4 million in 2002 to $219.4 million in 2003. As a percentage of revenues, revenues from IBM increased to 51% in 2003 from 36% in 2002. This increase in revenues from IBM was primarily due to growth in the demand for our controller products and a new low-end controller product we introduced during the second quarter of 2003, together with the enclosure products that are generally sold with these controllers. In addition, this increase was due to IBM’s purchases of products added to our product line pursuant to the Mylex transaction in August 2002. Revenues from these products were $15.6 million in 2002. Growth in the demand for our premium software features also contributed to an increase in revenues. Furthermore, we believe that the increase in revenues was due to the trend toward purchasing modular storage systems, our increased focus on sales of our products to our channel customers, the economic rebound that began in the middle of 2003, increased spending on information technology by organizations and increased outsourcing by OEMs. The growth in revenues in 2003 was offset in part by a decrease in aggregate revenues of $10.8 million from StorageTek and the Teradata division of NCR as a result of price reductions due to competitive market conditions and reduced demand by these customers for existing controller and related enclosure products. As a percentage of revenues, sales to these two customers decreased from 35% in 2002 to 25% in 2003.

      Consequently, although our business model has been focused on sales to large server and storage OEMs since 2001, we have become increasingly dependent on one customer, IBM, over the last three years, as the percentage of revenues from IBM has increased from 20.8% in 2001, to 35.8% in 2002, to 51.4% in 2003 and 51.1% in the first quarter of 2004. We expect that in 2004, IBM will remain our most significant customer and expect that sales to IBM as a percentage of our revenues will remain approximately at current levels. As a result, as set forth in more details in the “Risk Factors” section of this prospectus, if we were to lose IBM as a customer, or if IBM were to significantly decrease its purchases from us, our business would suffer.

      Revenues in Europe increased from $37.4 million in 2002 to $58.8 million in 2003. A substantial majority of this increase was attributable to increased demand for our products from IBM and StorageTek in Europe, offset in part by a decrease in revenues of approximately $6.3 million due to the obsolescence of a legacy product that had been sold to a single customer. We believe that we experienced increased demand from our largest customers in Europe for reasons similar to those driving the increased demand in the United States: in particular, the introduction of a new controller product in 2003; the trend toward purchasing modular storage systems; our increased focus of sales of our products to our channel customers; the economic rebound that began in the middle of 2003; increased spending by information technology organizations and increased outsourcing by OEMs. In addition, a small portion of the increase in revenues from Europe was due to a change in how we characterized the location of our end-user enterprises that eventually purchased the former Mylex products, as discussed in more detail in the following paragraph.

      Revenues in Asia increased from $4.9 million in 2002 to $28.0 million in 2003. A substantial majority of this increase in revenues was due to a change in how we characterized the location of our end-user enterprises that eventually purchased the former Mylex products. In particular, in 2002, prior to our acquisition of Mylex from IBM, we sold the former Mylex products to IBM in the United States, and therefore accounted for these revenues as United States revenues, even though we believe that the enterprises that eventually received these products were located throughout the world and primarily in Asia. By contrast, in 2003, we sold the former Mylex products to various IBM locations throughout the world, and therefore we accounted for these revenues in the particular geography to which they were sold. Consequently, we believe that a large part of the increase in sales to Asia from 2002 to 2003 was a result of our increased knowledge of the location of the eventual end-user enterprise, although increased demand by customers in Asia did account for a small percentage of the increase in revenues.

      We believe the change in characterization of the location of end-user enterprises affected revenues from Asia more significantly than revenues from Europe because a large percentage of our products sold to IBM prior to the Mylex acquisition were, in turn, sold by IBM to end-user enterprises out of IBM’s distribution center in Singapore. Prior to the Mylex acquisition, we were not aware of this fact because we sold most of these products to IBM in the United States, which IBM thereafter sold out of its Singapore hub. After the Mylex acquisition, however, we began to sell these products directly to IBM in Singapore and, accordingly, characterized such revenues as Asian.

      Fiscal 2002 Compared to Fiscal 2001. Revenues were $336.5 million in 2002, up 56% from $215.2 million in 2001. The increase was due to overall increased demand for modular storage products, in particular increased demand from IBM. Revenues from our largest customer, IBM, increased to 36% of revenues in 2002 from 21% of revenues in 2001. We believe the growth in revenues from IBM was primarily caused by IBM increasing its sales efforts on modular storage products, including those IBM purchases from us. Revenues in 2002 also increased due to additional revenues as a result of the Mylex transaction in August 2002. Our sales to StorageTek also significantly increased in 2002 as compared to 2001, which was primarily due to the consolidation of our direct sales efforts into a single master distributor agreement with StorageTek during 2002. The increase in 2002 revenues also resulted from an increase in sales to the Teradata division of NCR.

Cost of Revenues

      Our cost of revenues consists of product related expenses including manufacturing costs and the amortization of intangible assets. Our cost of revenues, excluding amortization of intangible assets, has generally been affected by several factors, such as the mix of our products sold; competitive pricing pressures; manufacturing labor and overhead utilization reflecting our factory capacity and utilization; and materials and component costs.

      We believe our annual cost of revenues, excluding amortization of intangible assets, as a percentage of revenues for the foreseeable future will be generally consistent with the cost of revenues, excluding amortization of intangible assets, as a percentage of revenues that we achieved during 2002 and 2003.

      As of December 31, 2003, we had approximately $23.9 million of intangible assets, net of accumulated amortization, which we will continue to amortize through 2006. Our intangible assets have resulted from acquisitions, including the Mylex transaction and other acquisitions that occurred before 2001.

      We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. As a result, goodwill was no longer amortized in 2002 and 2003, but is instead tested for impairment annually or sooner if circumstances indicate that it may no longer be recoverable. In addition, intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141, “Business Combinations” have been reclassified to goodwill. Upon adoption, we completed the transitional goodwill impairment assessment required by SFAS No. 142 and concluded that goodwill was not impaired as of January 1, 2002. The annual impairment tests have been performed at December 31, 2003 and 2002, and they indicated that goodwill was not impaired. Factors that could trigger an impairment review sooner than annually are discussed in “Critical Accounting Estimates” below.

      First Quarter of 2004 Compared to First Quarter of 2003. Total cost of revenues, including amortization of intangible assets, increased to $73.5 million in the first quarter of 2004 from $68.0 million in the first quarter of 2003. As a percentage of revenues, total cost of revenues, including amortization of intangible assets, decreased to 64% in the first quarter of 2004 from 67% in the first quarter of 2003. Cost of revenues, excluding amortization of intangible assets, increased to $70.4 million in the first quarter of 2004 from $64.5 million in the first quarter of 2003. As a percentage of revenues, cost of revenues, excluding amortization of intangible assets, decreased to 61% in the first quarter of 2004 from 64% in the first quarter of 2003.

      The increase in total cost of revenues is primarily due to higher revenues in the first quarter of 2004 as compared to the first quarter of 2003, offset in part by a decrease in amortization of intangible assets as discussed below. The improvement in cost of revenues as a percentage of revenues is primarily a result of a reduction in the amortization of capitalized software due to the restructuring actions taken during the first quarter of 2003, lower charges for warranties and lower charges for excess and obsolete inventory during the first quarter of 2004 as compared the same period of 2003. As revenues increase over time, we expect total cost of revenues to increase in absolute dollars.

      Amortization of intangible assets was $3.1 million in the first quarter of 2004, down 10% from $3.4 million in the first quarter of 2003. The decrease is a result of a reduction in amortization due to a write down of intangible assets as part of our restructuring actions in the first quarter of 2003.

      Fiscal 2003 Compared to Fiscal 2002. Total cost of revenues, including amortization of intangible assets, increased to $278.6 million in 2003 from $222.2 million in 2002. As a percentage of revenues, total cost of revenues, including amortization of intangible assets, decreased to 65% in 2003 from 66% in 2002. Our cost of revenues, excluding amortization of intangible assets, as a percentage of revenues decreased to 62% in 2003 from 63% in 2002.

      The slight decrease in total cost of revenues as a percentage of revenues was primarily a function of product mix, which included increased sales of higher-margin products in 2003 as compared to 2002. Offsetting this increase were higher costs for manufacturing salaries and related benefits of $1.9 million and $4.5 million in additional freight costs in 2003 as compared to 2002.

      Amortization of intangible assets was $12.8 million in 2003, up 16% from $11.1 million in 2002. The increase was primarily a result of the Mylex transaction in the third quarter of 2002, offset in part by a reduction in amortization due to a write down of intangible assets as part of our restructuring actions in the first quarter of 2003.

      Fiscal 2002 Compared to Fiscal 2001. Total cost of revenues, including amortization of intangible assets, increased to $222.2 million in 2002 from $174.9 million in 2001. As a percentage of revenues, total cost of revenues, including amortization of intangible assets, decreased to 66% in 2002 from 82% in 2001. Our cost of revenues, excluding amortization of intangible assets, as a percentage of revenues decreased to 63% in 2002 from 71% in 2001.

      The following factors, in addition to the decrease in amortization of intangible assets discussed below, were primarily responsible for the improvement in total cost of revenues as a percentage of revenues in 2002 as compared to 2001:

•	Lower compensation-related expenses due to a decrease in average manufacturing headcount in 2002 as compared to 2001 resulting from restructuring actions taken in 2002 as discussed further in “Restructuring and Other Items” and Note 5 of the Notes;

•	The adverse impact in 2001 of a $6.0 million charge related to the write-down of excess inventory for certain products. The write-down of excess inventory was due to a sudden and significant decrease in forecasted revenues and was calculated in accordance with our inventory valuation policy, which is primarily based on inventory levels in excess of 12-month judged demand for each specific product;

•	Decreased amortization of capitalized software development costs as a percentage of revenues; and

•	Increased revenues, resulting in lower overhead and fixed costs as a percentage of revenues.

      Amortization of intangible assets was $11.1 million in 2002 as compared to amortization of goodwill and intangible assets of $23.0 million in 2001. The decrease is primarily attributable to the adoption of SFAS Nos. 141 and 142, offset by the additional intangible assets and related amortization recorded in connection with the Mylex transaction in the third quarter of 2002.

Research and Development

      Research and development expenses consist primarily of employee salaries and materials used in product development, as well as depreciation of capital equipment and facilities. In addition to the significant resources required to support hardware technology transitions, we devote significant resources to developing and enhancing software features and functionality to remain competitive. We capitalize a portion of our software development costs once technological feasibility of the products under development has been established. The amortization of our capitalized software is recorded as a component of cost of revenues starting when the related product is available for general release to customers spread over the expected life of the product on a straight-line basis, which is usually in the range of 18 to 24 months and is discussed further in Note 1 of the Notes. We intend to continue to invest in research and development to bring new products to market and to enhance our existing products, maintaining our research and development expenditures at approximately the same level as a percentage of revenues for the foreseeable future, although significant fluctuations in revenues may have an impact on this. In addition, we may accelerate investments in research and development in order to bring some products to market more quickly, which could cause research and development expenses as a percentage of revenues to increase in those periods of increased investment.

      First Quarter of 2004 Compared to First Quarter of 2003. Research and development expenses were $14.1 million in the first quarter of 2004, up 43% from $9.9 million in the first quarter of 2003. The increase in research and development expenses is primarily a result of increased compensation costs due to higher headcount and related expenses and higher expenses for outside service providers related to development programs. As a percentage of revenues, research and development expenses increased to 12% in the first quarter of 2004 as compared to 10% in the first quarter of 2003. As revenues increase over time, we expect that research and development expenses will increase in absolute dollars.

      Fiscal 2003 Compared to Fiscal 2002. Research and development expenses were $46.9 million in 2003, up 30% from $35.9 million in 2002. The increase primarily resulted from our strategy to invest in research and development programs to enhance the features, functionality and performance of our existing products and to add new products to our portfolio. In particular, we incurred additional research and development expenses in 2003 as a result of the hiring of 91 additional research and development employees in connection with the Mylex transaction. Research and development expenses as a percentage of revenues remained unchanged at 11% in 2003 and 2002.

      Fiscal 2002 Compared to Fiscal 2001. Research and development expenses were $35.9 million in 2002, up 17% from $30.7 million in 2001. We incurred additional research and development expenses in 2002 as a result of payment of salaries for approximately four months during 2002 of the additional former Mylex employees discussed above. Research and development expenses as a percentage of revenues decreased to 11% in 2002 from 14% in 2001 primarily as a result of increasing revenues.

Selling, General and Administrative

      Selling, general and administrative expenses consist primarily of employee salaries and benefits related to the selling, marketing and administrative and general functions of our business. Our selling and marketing expenses also include sales commissions, advertising, customer training and program initiatives to enhance overall sales, as well as an allowance for doubtful accounts. We anticipate that selling, general and administrative expenses will increase in absolute dollars when we become an independent public company.

      First Quarter of 2004 Compared to First Quarter of 2003. Selling, general and administrative expenses were $17.3 million in the first quarter of 2004, up 21% from $14.3 million in the first quarter of 2003. The increase is primarily due to higher compensation related costs. These increases are the result of employees hired for customer training and customer engineering support, as well as administrative employees hired and other expenses incurred in anticipation of the initial public offering of our common stock. As a percentage of revenues, selling, general and administrative expenses increased to 15% in the first quarter of 2004 as compared to 14% in the first quarter of 2003. In the near term, we expect general and administrative expenses to continue to increase in absolute dollars as a result of the anticipated initial public offering of our common stock.

      Fiscal 2003 Compared to Fiscal 2002. Selling, general and administrative expenses were $62.6 million in 2003, an increase of 25% from $50.0 million in 2002. The increase was primarily a result of the following factors: a $4.5 million reduction in reimbursements of selling expenses related to the master distributor agreement with StorageTek (reimbursements were $1.5 million in 2003 and $6.0 million in 2002); $4.3 million in spending increases on sales and related activities to support existing channel customers and the development of new channel customers; $1.7 million in higher bad debt expenses as compared to 2002 because we recovered specific reserves in 2002 due to payment collections from customers for which we had previously taken reserves; increases in selling, general and administrative infrastructure spending of $1.4 million; and an increase of $0.6 million in commissions from $6.6 million in 2002.

      The spending increases that we incurred to support channel customers and to develop additional channel customers included:

•	headcount increases in our sales and marketing department from 217 at the end of fiscal 2002 to 233 at the end of fiscal 2003;

•	the establishment of two types of training-related centers, which we refer to as Learning Centers, which allow us to educate our customers and employees about our storage systems products, and Experience Centers, which allow our channel customers and the enterprises to which they sell to demonstrate and fully experience the features and benefits of our technology; and

•	the establishment of marketing programs for our channel customers to assist these customers in assessing and analyzing the competitive landscape, defining product strategy and roadmap, developing product positioning and pricing and creating product launch support materials.

      As a percentage of revenues, selling, general and administrative expenses remained unchanged at 15% in 2003 and in 2002.

      Fiscal 2002 Compared to Fiscal 2001. Selling, general and administrative expenses were $50.0 million in 2002, a decrease of 27% from $68.8 million in 2001. The decrease was primarily a result of the following factors: a $6.3 million decrease in 2002 due to payments we collected from two customers against which we had previously taken reserves; a $6.0 million reduction in 2002 due to reimbursements from StorageTek for selling expenses under our master distributor arrangement; $4.2 million in spending decreases on sales and related activities as a result of headcount reductions; and $3.5 million in spending decreases in marketing and related activities as a result of headcount reductions and reduced program spending. The decrease in selling, general and administrative expenses was partially offset by a $1.9 million increase in commissions in 2002 as compared to 2001. The increase in commissions was a result of the increase in revenues from 2001 to 2002. As a percentage of revenues, selling, general and administrative expenses decreased to 15% in 2002 from 32% in 2001.

Restructuring and Other Items

      From 2001 through 2003, we announced a series of actions to reduce costs and streamline operations. These actions included a worldwide reduction in headcount, the discontinuance of certain non-strategic technologies and related products and the consolidation of operations that included exiting leased properties. We recorded provisions for employee severance and related costs and lease exit costs based on estimates prepared at the time the restructuring plans were approved by our management. At each reporting date, we evaluate our accruals for lease exit and employee severance costs to ensure that the accruals are still appropriate. In certain circumstances, accruals may be modified because of efficiencies in carrying out the plans, changes in market conditions for the sublease of facilities or because employees previously identified for termination resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. Modifications to restructuring accruals are recorded in operating income when changes in circumstances, such as the ones described above, occur.

      On January 1, 2003, we adopted SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 has been applied to restructuring activities initiated after December 31, 2002 and changes the timing of when restructuring charges are recorded to the date when the liabilities are incurred rather than the date when the restructuring plans are approved by management. The adoption of SFAS No. 146 did not affect restructuring reserves recorded prior to December 31, 2002.

      First Quarter of 2004. The following table sets forth our restructuring reserves related to the February 2003 action, which are included in other accrued liabilities on the balance sheet:

	Balance at	Expense	Utilized
	December 31,	during	during	Balance at
	2003	2004	2004	March 31, 2004

	(in thousands)
Excess facilities charges(a)	$839	$(3)	$(118)	$718

(a)	Amounts utilized represent cash payments. The remaining balance will be paid during the remaining term of the lease, which extends through 2005.

     Year Ended December 31, 2003. In February 2003, we discontinued development of certain technologies and products acquired during 2000 in connection with the acquisitions of both Syntax Systems and a division of Cacheware. As a result, we recorded $14.7 million in charges for restructuring of operations of which $13.1 million were non-cash charges as described below. The charges for restructuring of operations included: severance and termination benefits for 27 employees primarily involved in research and development; costs associated with excess facilities when we exited a leased building, net of estimated sublease income; and a write-down of long-lived assets including current technology of $9.0 million, capitalized software of $3.6 million and fixed assets of $0.5 million. During the fourth quarter of 2003, we changed our assumptions for sublease income used in the excess facilities accrual based on market conditions and recorded an additional expense of $0.2 million. The following table sets forth our restructuring reserves related to our February 2003 restructuring, which are included in the “other accrued liabilities” line item on our balance sheet:

	Restructuring	Utilized	Balance at	Cash paid for
	Expense	during 2003	December 31, 2003	amounts utilized

	(in thousands)
Write-down of excess assets	$13,116	$(13,116)	$—	$—
Payments to 27 employees for severance	577	(577)	—	577
Excess facilities charges (a)	1,238	(399)	839	399

Total	$14,931	$(14,092)	$839	$976

(a)	Amounts utilized represent cash payments. The remaining balance will be paid during the remaining term of the lease, which extends through 2005.

     Year Ended December 31, 2002. In the first quarter of 2002, we announced a set of actions, including a reduction in workforce, to reduce costs and streamline operations. During the quarter ended March 31, 2002, we recorded a restructuring charge for severance for 83 employees across multiple activities and functions. The following table sets forth our restructuring reserves related to this action, which are included in the “other accrued liabilities” line item on our balance sheet:

	Restructuring	Utilized	Balance at
	Expense	during 2002	December 31, 2002

	(in thousands)
Payments to 83 employees for severance	$1,454	$(1,454)	$—

      Year Ended December 31, 2001. During the second quarter of 2001, we recorded $0.5 million in restructuring charges primarily associated with severance charges for 42 employees across multiple company activities and functions in the United States and Europe and an excess facilities charge. The following table sets forth our restructuring reserves related to this action, which were included in the “other accrued liabilities” line item on our balance sheet:

	Restructuring	Utilized	Utilized	Balance at
	Expense	during 2001	during 2002	December 31, 2002

	(in thousands)
Payments to 42 employees for severance	$421	$(364)	$(57)	$—
Excess facilities charge	31	(31)	—	—

Total	$452	$(395)	$(57)	$—

Acquired In-process Research and Development

      We recorded a charge of $1.9 million for the year ended December 31, 2002 associated with in-process research and development (IPR&D) in connection with the Mylex transaction. Under the agreement, we acquired certain tangible and intangible assets associated with the Mylex transaction. The acquisition was intended to enhance our product offering capabilities in the expanding entry-level storage systems segment. As of the acquisition date, there were several projects in-process.

      The amounts of IPR&D were determined by identifying research projects for which technological feasibility had not been established and no alternative future uses existed as of the respective acquisition dates. The value of the projects identified to be in-process was generally determined by estimating the future cash flows from the projects once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value. The net cash flows from the identified projects were based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the projects. Revenues for the projects are expected to extend through 2006. These projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions by our competitors and us. These estimates do not account for any potential synergies that may be realized as a result of the acquisition and are in line with industry averages and growth estimates.

      The percentage of completion for each of the projects was determined based on research and development expenses incurred as of August 29, 2000 (the acquisition date) as a percentage of total research and development expenses to bring the projects to technological feasibility. Development of storage systems hardware technology was started in 2000, while development of firmware and sub-assembly technology was started in 2002. As of August 29, 2002, we estimated that the projects were from 10% to 50% complete. As of the acquisition date, the costs to complete these projects were estimated at $4.6 million in 2002 and $2.6 million in 2003. As of December 31, 2003, the projects have been completed.

      A discount rate of 25% was used for all of the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates described above.

     Interest Income and Other, Net

      Excess cash balances are invested in short-term, highly liquid investments.

      First Quarter of 2004 Compared to First Quarter of 2003. Interest income and other, net remained relatively flat at $0.1 million and $0.2 million in the first quarter of 2004 and 2003, respectively.

      Fiscal 2003 Compared to Fiscal 2002. Interest income and other, net was $0.8 million in 2003, up from $0.2 million in 2002. The increase primarily resulted from higher cash balances in 2003, offset in part by declining interest rates.

      Fiscal 2002 Compared to Fiscal 2001. Interest income and other, net was $0.2 million in 2002, down from $0.9 million in 2001. The decrease primarily resulted from declining interest rates during this period.

     Provision for/(Benefit from) Income Taxes

      For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if we were a separate entity and had prepared our own separate tax return.

      We recorded income tax expense (benefit) from continuing operations using an effective tax rate of 38.0% and (36.0%) for the first quarter of 2004 and 2003, respectively. The income tax rates for these periods differ from the U.S. statutory rate primarily due to state income taxes, offset in part by the benefit of research and development income tax credits.

      We recorded income tax expense (benefit) from continuing operations for 2003, 2002 and 2001 using an effective tax rate of 36.0%, 35.0% and (35.5%), respectively, on a separate return basis. The 2003 and 2002 income tax rates differ from the U.S. statutory rate primarily due to the benefit of research and development credits offset in part by state income taxes. The 2001 income tax benefit differs from the U.S. statutory rate primarily due to non-deductible goodwill and other acquisition related items.

      We expect our effective tax rate to be in the range of 38% to 40% in 2004. This is based upon the expected expiration of the federal research and experimental income tax credit, other federal and state income tax law changes and potential changes in the geographic mix of our earnings.

Selected Quarterly Financial Data

      The table below shows our unaudited quarterly statements of operations data for each of the nine quarters in the period ended March 31, 2004. This information has been derived from our unaudited financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments (consisting only of normal recurring adjustments, restructuring of operations and other items and acquired in-process research and development) necessary for the fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

      Our quarterly revenues tend to fluctuate because of seasonal influences. In particular, our strongest quarter tends to be our fourth quarter, and we tend to experience flat or declining revenues from the fourth to the first quarter. We believe that this is due to increased spending on information technology by many enterprises in the fourth quarter of the calendar year. In addition, the Mylex transaction in the third quarter of 2002 increased revenues. Although our recent growth over the last several years may have masked the degree of the inherent seasonality of our business, there is no guarantee that this growth will continue in the future and, consequently, our future quarterly revenues may fluctuate significantly.

      The improvement in gross profit margin from the second quarter of 2003 as compared to the third quarter of 2003 was primarily attributable to sales of higher margin controller products during the third quarter of 2003.

      The decline in research and development and selling, general and administrative expenses as a percentage of revenues in the second quarter of 2002 as compared to the first quarter of 2002 was primarily attributable to the savings from our restructuring actions implemented in the first quarter of 2002. Selling, general and administrative expenses also declined because of reimbursements for selling expenses associated with our master distributor arrangement entered into in the second quarter of 2002.

      We recorded charges for restructuring of operations and other items of $14.7 million during the first quarter of 2003 and $1.4 million during the first quarter of 2002. During the third quarter of 2002, we recorded IPR&D charges of $1.9 million in connection with the Mylex transaction.

      In addition, historically we have recorded approximately half of our quarterly revenues in the last month of each quarter. This tends to make quarterly predictions of revenues difficult because of the lack of visibility into each quarter, and if we are unable to fulfill one or more large orders from a customer at the very end of a quarter, our results of operations could be adversely impacted. Because our operating expenses are relatively fixed in the short term, failure to realize projected revenues for a specified period would likely harm our operating results, which could cause an operating loss for that period.

	Quarters Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands, except per share data)
Revenues	$60,192	$82,942	$88,119	$105,277	$100,618	$100,334	$104,227	$121,553	$115,831
Costs and expenses:
Cost of revenues:
Cost of revenues excluding amortization of intangibles	38,060	52,629	55,508	64,927	64,518	62,797	62,546	75,889	70,370
Amortization of intangibles	2,280	2,280	2,806	3,716	3,442	3,177	3,106	3,107	3,096

Total cost of revenues	40,340	54,909	58,314	68,643	67,960	65,974	65,652	78,996	73,466
Research and development	7,969	7,638	8,271	12,037	9,902	11,184	12,512	13,264	14,116
Selling, general and administrative	11,872	12,038	11,441	14,678	14,298	15,237	15,883	17,139	17,287
Restructuring of operations and other items	1,420	34	—	—	14,713	(29)	13	234	(3)
Amortization of non-cash deferred stock compensation	463	54	—	—	—	—	—	—	10
Acquired in-process research and development	—	—	1,922	—	—	—	—	—	—

Total costs and expenses	62,064	74,673	79,948	95,358	106,873	92,366	94,060	109,633	104,876

Income/(loss) from operations	(1,872)	8,269	8,171	9,919	(6,255)	7,968	10,167	11,920	10,955

Interest income and other, net	35	22	39	87	152	209	218	184	138

Income/(loss) before income taxes	(1,837)	8,291	8,210	10,006	(6,103)	8,177	10,385	12,104	11,093

Provision for/(benefit from) for income taxes	(643)	2,904	2,875	3,503	(2,198)	2,945	3,740	4,359	4,215

Net income/(loss)	$(1,194)	$5,387	$5,335	$6,503	$(3,905)	$5,232	$6,645	$7,745	$6,878

Net income/(loss) per share:
Basic and diluted	$(0.02)	$0.11	$0.11	$0.13	$(0.08)	$0.10	$0.13	$0.15	$0.14
Shares used in computing net income/ (loss) per share:
Basic and diluted	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000

      Our results of operations as a percentage of revenues follow:

	Quarters Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenues:
Cost of revenues excluding amortization of intangibles	63%	63%	63%	62%	64%	63%	60%	62%	61%
Amortization of intangibles	4%	3%	3%	4%	3%	3%	3%	3%	3%

Total cost of revenues	67%	66%	66%	66%	67%	66%	63%	65%	64%
Research and development	13%	9%	10%	11%	10%	11%	12%	11%	12%
Selling, general and administrative	20%	15%	13%	14%	14%	15%	15%	14%	15%
Restructuring of operations and other items	2%	*	—	—	15%	*	*	*	*
Amortization of non-cash deferred stock compensation	1%	*	—	—	—	—	—	—	*
Acquired in-process research and development	—	—	2%	—	—	—	—	—	—

Total costs and expenses	103%	90%	91%	91%	106%	92%	90%	90%	91%

	Quarters Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

Income/ (loss) from operations	(3)%	10%	9%	9%	(6)%	8%	10%	10%	9%

Interest income and other, net	*	*	*	*	*	*	*	*	*

Income/ (loss) before income taxes	(3)%	10%	9%	9%	(6)%	8%	10%	10%	10%

Provision for/(benefit from) for income taxes	(1)%	4%	3%	3%	(2)%	3%	4%	4%	4%

Net income/(loss)	(2)%	6%	6%	6%	(4)%	5%	6%	6%	6%

* Less than 1%

Liquidity and Capital Resources

      As highlighted in the Consolidated Statements of Cash Flows, our liquidity and available capital resources may be impacted by four key components: (1) cash and cash equivalents, (2) operating activities, (3) investing activities and (4) financing activities.

Cash and Cash Equivalents

      Historically, LSI Logic Corporation has managed cash on a centralized basis. However, all of our trade receivables, payables and cash accounts have been tracked separately, and all of our cash accounts have been held in our name.

      Cash and cash equivalents increased to $77.6 million at March 31, 2004, from $68.2 million at December 31, 2003. The increase is mainly due to net cash provided by operating activities, offset in part by purchases of property and equipment in the first quarter of 2004.

      Working capital increased to $100.3 million at March 31, 2004, from $91.6 million at December 31, 2003. Working capital was impacted by the following activities during the first quarter of 2004:

•	Inventories increased by $10.0 million to $48.8 million at March 31, 2004 from $38.8 million at December 31, 2003. This increase is mainly attributable to purchases of materials to prepare for sales in the second quarter.

•	Cash and cash equivalents increased by $9.4 million from December 31, 2003 to March 31, 2004.

•	Other accrued liabilities declined by $3.1 million to $15.2 million at March 31, 2004 from $18.3 million at December 31, 2003. This decrease is mainly due to a decrease in an inventory purchase commitments, lower accrued commissions due to lower revenues in the first quarter of 2004 as compared to the fourth quarter of 2003 and the timing of other payments.

•	Accounts payable decreased by $1.5 million to $21.7 million at March 31, 2004 from $23.2 million at December 31, 2003. This decrease is mainly attributable to the timing of purchases and payments.

•	Accrued salaries, wages and benefits decreased by $0.3 million to $9.7 million at March 31, 2004 from $10.0 million at December 31, 2003.

      The increase in working capital was offset, in part by the following:

•	Accounts receivable decreased by $12.9 million to $63.7 million at March 31, 2004 from $76.6 million at December 31, 2003. During the fourth quarter of 2003 revenues were higher at the end of the quarter, and in the first quarter of 2004 revenues were more linear, resulting in lower accounts receivable at March 31, 2004.

•	Payables to LSI Logic Corporation increased by $1.4 million to $51.0 million from $49.6 million. The increase is mainly attributable to the current income tax provision for the first quarter of 2004.

      Cash and cash equivalents increased to $68.2 million at December 31, 2003, from $19.5 million at December 31, 2002. The increase is mainly due to net cash provided by operating activities in 2003 offset in part by purchases of property and equipment. Substantially all of the net proceeds of this offering will be paid to LSI Logic Corporation as a dividend and through the settlement of payables owed by us to LSI Logic Corporation.

      Working capital increased to $91.6 million at December 31, 2003, from $60.5 million as of December 31, 2002. Working capital in 2003 was impacted by the following activities:

•	Cash and cash equivalents increased by $48.7 million from December 31, 2002 to December 31, 2003.

•	Accounts receivable increased by $13.3 million to $76.6 million at December 31, 2003, from $63.3 million at December 31, 2002. This increase is mainly attributable to the increase in revenues in the fourth quarter of 2003 as compared to the fourth quarter of 2002.

•	Current deferred tax assets increased by $1.4 million to $7.1 million at December 31, 2003, from $5.8 million at December 31, 2002.

      The increase in working capital was offset, in part, by the following:

•	Accounts payable increased by $9.6 million to $23.2 million at December 31, 2003, from $13.6 million at December 31, 2002. This increase is mainly attributable to a higher level of purchases due to higher revenues and the timing of payments.

•	Payables to LSI Logic Corporation increased by $14.7 million to $49.6 million at December 31, 2003, from $34.9 million at December 31, 2002. This increase is mainly attributable to higher income taxes payable due to the income tax provision for 2003.

•	Prepaid expenses and other current assets declined by $3.2 million to $2.1 million at December 31, 2003, from $5.3 million at December 31, 2002. This decrease is primarily due to a decrease in a non-trade receivable with one of our significant customers.

•	Accrued salaries, wages and benefits increased by $2.7 million to $10.0 million at December 31, 2003, from $7.3 million at December 31, 2002. This was due to an increase in the accrual for bonuses and an increase in company-wide headcount.

•	Other accrued liabilities increased by $1.6 million to $18.3 million at December 31, 2003, from $16.7 million at December 31, 2002. This increase is mainly attributable to higher warranty reserves, offset in part by a decrease in an inventory purchase commitment.

•	Inventories decreased by $0.6 million to $38.8 million at December 31, 2003, from $39.3 million at December 31, 2002.

     Operating Activities

      We generated $12.0 million and $33.0 million of net cash and cash equivalents from operating activities during the first quarter of 2004 and 2003, respectively. The decrease in cash and cash equivalents generated by operating activities was primarily the result of changes in working capital and a decrease in net income excluding depreciation, amortization and non-cash charge for restructuring of operations in 2003.

      We generated $60.1 million, $9.0 million and $13.8 million of net cash and cash equivalents from operating activities during 2003, 2002 and 2001, respectively. The increase in cash and cash equivalents generated by operating activities was the result of changes in working capital and growth in net income excluding depreciation and amortization and a non-cash charge for restructuring of operations in 2003.

     Investing Activities

      Cash and cash equivalents used in investing activities were $2.4 million and $1.7 million during the first quarter of 2004 and 2003, respectively, for the purchase of property and equipment, primarily for research and development equipment.

      Cash and cash equivalents used in investing activities were $10.6 million, $4.2 million and $13.7 million in 2003, 2002 and 2001, respectively, for the purchase of property and equipment, net of sales. We reimbursed LSI Logic Corporation for $4.3 million of the purchase price for the Mylex transaction in 2002.

     Financing Activities

      We have financed our operations principally through positive cash flows from operations. Our strategic acquisitions have generally been financed through LSI Logic Corporation. The Mylex transaction was paid for by LSI Logic Corporation and our portion of the total purchase price was $48.2 million. We reimbursed LSI Logic Corporation for $4.3 million of the total purchase price as part of our investing activities and the remaining $43.9 million was contributed to us in a non-cash transaction which increased LSI Logic Corporation’s net investment position in us.

      Cash and cash equivalents used in financing activities of $0.2 million in the first quarter of 2004 reflect payments in excess of our tax liability made to LSI Logic Corporation.

      Cash and cash equivalents used in financing activities of $0.9 million in each of 2003 and 2002 reflect payments in excess of our tax liability made to LSI Logic Corporation.

     Future Capital Requirements

      We believe that our cash and cash equivalents and cash generated from operations will be sufficient to meet our capital requirements for the foreseeable future. We currently intend to retain any future earnings for use in the operation and expansion of our business.

      We expect our capital expenditure requirements for 2004 to range from $10.0 million to $12.0 million, primarily for research and development test equipment, which we believe we will be able to finance from cash on hand and from operational cash flow expected to be generated during 2004. In light of our current cash on hand and our expected operational cash flow, we do not anticipate that we will need to borrow funds to satisfy our current contractual obligations or capital expenditure requirements for 2004. However, we cannot assure you that our capital expenditure requirements will not increase or that we will not subsequently determine to seek additional funds through borrowing. We may need to raise additional capital to finance our operations, make strategic acquisitions to grow our business, and to meet any unexpected capital expenditures. Unanticipated events, such as extraordinary expenses or operating expenses or a significant failure of a major customer to meet its product forecast, may require us to raise funds. In addition, because of the seasonal nature of our business, increased revenue growth in a particular quarter generally corresponds to a decline in our cash balance at the end of that quarter due to customer payment terms, which extend into the following quarter.

      We may issue equity securities, issue debt securities, or borrow from commercial banks to increase our liquidity. However, uncertainty in the financial markets or in the overall economy or company specific factors may limit our ability to raise funds on commercially reasonable terms or at all. If we are able to borrow funds, we may be required to grant liens on our assets and enter into operating, debt service, working capital or other covenants with any provider of financing. This could hinder our ability to operate our business in accordance with our plans and limit our ability to respond to market conditions to provide for unanticipated capital investments or to take advantage of business opportunities. In addition, LSI Logic Corporation does not have any obligation to provide additional funding to us after the completion of this offering, and we believe that LSI Logic Corporation does not currently intend to provide any such additional funding.

      Any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. In addition, the tax sharing agreement between us and LSI Logic Corporation may limit our ability to obtain additional financing through the sale of our equity securities after any distribution by LSI Logic Corporation of shares of our stock to its stockholders. Specifically, Section 355(e) of the Internal Revenue Code of 1986, as amended, imposes a corporate-level tax on a distributing corporation (but not the distributing corporation’s stockholders) that spins off a controlled subsidiary in an otherwise tax-free spin-off if the spin-off is “part of a plan (or series of related transactions)” pursuant to which 50% or more of the voting power or economic value of either the distributing or controlled corporation is directly or indirectly acquired by one or more persons. Although LSI Logic Corporation would be primarily responsible under the relevant law for any Section 355(e) liability that may arise, the tax sharing agreement provides that we will indemnify LSI Logic Corporation for any tax liability incurred in connection with the application of Section 355(e) of the Internal Revenue Code resulting from issuances and dispositions of our stock after the spin-off (other than liability attributable to certain dispositions of our stock by LSI Logic Corporation). Consequently, our ability to obtain additional financing by means of selling additional equity will be restricted because we can sell or issue only a limited amount of our stock before triggering our obligation to indemnify LSI Logic Corporation for taxes it incurs under section 355(e) of the Internal Revenue Code.

     Contractual Obligations

      The following table summarizes our contractual obligations at March 31, 2004 and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due By Period

Contractual Obligations	Total	Less than 1 year	1 — 3 years	4 — 5 years	After 5 years

	(in millions)
Operating lease obligations	$6.1	$3.0	$3.1	—	—
Purchase obligations	83.4	83.4	—	—	—

Total	$89.5	$86.4	$3.1	—	—

      Operating lease obligations include operating leases for real estate and equipment, including lease commitments associated with excess facilities. Purchase obligations include non-cancelable commitments to purchase products from vendors and open purchase orders for other non-production items. The majority of these purchase obligations are for components and raw materials to manufacture our products.

Critical Accounting Estimates

      The discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. See Note 1 of the Notes for a description of the significant accounting policies essential to the Consolidated Financial Statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

      We believe the following to be critical accounting estimates. That is, they are both important to the portrayal of our financial condition and results, and they require significant management judgments and estimates about matters that are inherently uncertain. As a result of the inherent uncertainty, there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

      Inventory Valuation Methodology. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Inventory impairment charges create a new cost basis for inventory. Our charges to cost of sales for obsolete and unmarketable inventory was $5 million, $4 million and $8 million for 2003, 2002 and 2001, respectively.

      If actual market conditions are less favorable than those we project, additional inventory write-downs may be required. Our inventory balance was $39 million as of December 31, 2003 and 2002, respectively.

      If market conditions are more favorable than expected, we could incur more favorable gross profit as a percentage of revenues going forward as we sell inventory that was previously written down.

      We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements, product life-cycles, life-time buys at the end of supplier production runs and a shift of production to outsourcing. If actual demand or market conditions are less favorable than we project or our customers fail to meet projections, additional inventory write-downs may be required.

      Valuation of Long-lived and Intangible Assets and Goodwill. We make significant capital expenditures on testing, research and development to ensure that we are technologically competitive. In addition, we have actively pursued the acquisition of businesses, which has resulted in significant goodwill and intangible assets. We assess the impairment of long-lived assets, identifiable intangibles and related goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following: (1) significant negative industry or economic trends; (2) exiting an activity in conjunction with a restructuring of operations; (3) current, historical or projected losses that demonstrate continuing losses associated with an asset; or (4) a significant decline in our market capitalization, for an extended period of time, after this offering, relative to net book value. When we determine that there is an indicator that the carrying value of long-lived assets, identifiable intangibles and related goodwill may not be recoverable, we measure impairment based on estimates of future cash flows. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses and the fair values of certain assets based on industry trends. See Notes 4 and 6 of the Notes.

      Income Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. We do not have a valuation allowance against our net deferred tax assets of $27 million and $22 million as of December 31, 2003 and 2002, respectively, because we believe the assets are fully recoverable. In the event that we believe that we would no longer be profitable going forward, we would need to consider recording an allowance against our deferred tax assets.

Recent Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (FASB) released a revision to FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A public entity shall apply the provisions of the FIN 46 revision no later than the end of the first reporting period that ends after March 15, 2004. However, a public entity shall apply FIN 46 to entities considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. We do not currently have any variable interest entities and believe that the adoption of this standard will not have a material impact on our consolidated balance sheet or statement of operations.

      In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-10, Application of EITF Issue No.02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” by Resellers to Sales Incentives Offered to Consumers by Manufacturers. This issue clarifies whether consideration received by a reseller from a vendor that is reimbursement by the vendor for honoring the vendor’s sales incentives offered directly to consumers should be recorded as a reduction of the cost of the reseller’s cost of sales. The provisions of EITF Issue No. 03-10 should be applied prospectively in fiscal years beginning after December 15, 2003 with no early adoption or retroactive reclassification permitted. The adoption of this standard is not expected to have a material impact on our consolidated balance sheet or statements of operations.

Quantitative and Qualitative Disclosures of Market Risks

      Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue any financial instruments for trading purposes.

      Interest Rate Sensitivity. We invest our excess cash balances in short-term highly liquid investments. We do not believe that a 10% change in interest rates would have a significant impact on our financial position, results of operations or cash flows over the next fiscal year.

      Foreign Currency Exchange Risk. The current foreign exchange exposure in all international operations is deemed to be immaterial because all of our net sales and the majority of liabilities are receivable and payable in U.S. dollars. A 10% change in exchange rates would not be material to our financial condition and results from operations. Accordingly, we do not use derivative financial instruments to hedge against foreign exchange exposure.

BUSINESS

Overview

      We are a leading provider of modular, high-performance disk storage systems and sub-assemblies to server and storage OEMs. Our products offer a high level of data availability, scalability and deployment flexibility with robust management software and features to address the expanding and changing requirements of our customers and the enterprises to which they sell. Our innovative hardware and software technology, comprehensive testing, customization, flexible fulfillment and manufacturing capabilities, coupled with our channel focus, enable the rapid introduction of new technologies, products and solutions to the global storage marketplace.

      We sell our products as complete storage systems or sub-assemblies configured from modular components, including our storage controller modules, disk drive enclosure modules and related management software. Our products are used in storage area network (SAN) environments and direct-attached storage (DAS) environments. SAN architectures apply the benefits of a networked approach to data storage applications, allowing multiple computer servers to share distributed data storage resources. DAS architectures connect storage resources directly to an individual server. Our products are certified for compatibility with major open operating systems, servers, storage management software applications and SAN infrastructure components.

      We sell to server and storage OEMs, including IBM, StorageTek, the Teradata division of NCR and SGI, as well as to various other OEMs. These channel customers combine our products with their own or third-party value-added hardware, software and services to form complete and customized storage solutions that are sold to enterprises. We offer training, marketing and sales support to our channel customers to help facilitate and enhance their selling efforts. We sell to our channel customers primarily via two go-to-market engagement models, which are optimized for each solution vendor’s unique business requirements. We refer to customers purchasing our products under these models as “OEM Partners” and “OEM+ Partners”:

•	OEM Partners. Our OEM Partners independently resell or distribute OEM branded or Engenio co-branded products, which may be integrated with value-added services, hardware and software and delivered as differentiated storage solutions to their customers. OEM Partners receive basic training services to enhance their abilities to sell and support our products. After receiving our basic training services, OEM Partners independently market, sell and support our products, requiring limited ongoing product support from us.

•	OEM+ Partners. In addition to providing our OEM+ Partners with products and basic services as described above, we also assist our OEM+ Partners with joint marketing and selling efforts. We support each OEM+ Partner with additional resources that may provide tailored, account-specific education, training, and sales and marketing assistance, allowing our OEM+ Partners to leverage our storage product and industry expertise.

      We also sell to a limited number of enterprise customers, either directly or through value-added resellers (VARs), systems integrators (SIs) and distributors, which accounted for less than 10% of our total revenues in 2003.

      We use a flexible fulfillment model that enables us to provide complete storage systems, partial storage systems configured with third-party disks, or sub-assemblies to our customers. Our products are manufactured and assembled in our Wichita, Kansas facility and in a leading electronic manufacturing services provider’s facility in Cork, Ireland, which provides us with scalable capacity and increases our ability to manufacture on a continuous basis.

Industry Background

     Growing Demand for Data Storage

      Demand for data storage continues to increase and is being driven by a number of factors including: the growth in usage of the Internet and electronic messaging; the creation of digital content, such as digital audio and images; the proliferation of new software applications and electronic databases; and greater regulatory requirements for data storage in some industries. By 2007, IDC projects the total shipped external storage capacity to exceed 3.1 million terabytes, a five-year compounded annual growth rate of approximately 59%. A terabyte is one trillion bytes of data.

      Digital data can be stored internally on a computer or other device that creates, modifies, or uses the data. Alternatively, data may be stored externally on a magnetic disk or other storage medium located outside of such a device. Often, storage media are grouped together with a controller or controllers in a common enclosure or linked in separate enclosures to form a storage system.

      External storage systems are used for either primary or secondary data storage. Primary data storage is used for data that needs to be accessed or modified frequently or rapidly. Secondary data storage is used for data that is accessed infrequently or for which access time is not a significant concern. The principal storage media used in external primary storage systems are magnetic disk drives. Tape drives are typically used in secondary storage applications.

      External disk storage systems are comprised of disk drives, enclosures, controllers and software. The non-disk drive elements of the system provide the majority of the value-added features and differentiated performance of the storage system. The market for external disk storage systems hardware, which is the market that our products address, was $14.1 billion in 2002, according to IDC, representing approximately 306,005 terabytes of storage capacity.

     Shift in Enterprise Information Technology Buying Behavior

      The storage industry is experiencing shifts in enterprise information technology buying behavior. As the need for more storage capacity within an enterprise grows, it becomes increasingly complex and costly for enterprises to expand and manage their storage infrastructure. Consequently, enterprises are seeking to lower the total cost of ownership, add flexibility and increase ease of use by modifying their storage procurement decisions in two ways:

•	Purchasing Storage as Part of an Overall Information Technology Solution. Rather than investing the time and resources to integrate and manage multiple products from different vendors, enterprises are increasingly purchasing storage systems as part of an overall information technology solution from a sole vendor, such as a server or storage OEM, that can provide a broad range of products and services. By purchasing an integrated information technology solution, an enterprise can reduce the number of supplier relationships it must manage, expend less resources to deploy and manage the solution, and accelerate the time to implementation. Consequently, server and storage OEMs, VARs and SIs are satisfying enterprise storage needs by bundling and integrating storage systems as part of an overall information technology solution.

•	Selecting Modular Storage Systems for Storage Needs. In addition, enterprises have been transitioning away from large, monolithic fixed capacity storage system architectures towards those that are more modular and scalable in design. Modular storage systems have their major elements separated into distinct modules, which are connected together to create desired configurations. Therefore, modular systems can be expanded to increase capacity and functionality as needed, in increments that offer a high degree of cost efficiency across a wide range of capacities. The storage needs of enterprises, even at the highest end of storage deployments, are increasingly being satisfied by systems constructed of modular components due to their lower cost, greater flexibility and scalability, and improved price to performance ratio over their monolithic counterparts.

     Evolving Storage Technologies Drive Increased Research and Development Costs

      With the amount of external disk storage growing at a rapid pace, the ability to access that storage quickly and efficiently is becoming increasingly difficult. The speed at which data can be transferred between disk drives, disk array controllers and a computing device, such as a server, plays a significant role in the performance of a data storage solution. A disk array controller is a hardware device that manages the transfer of data between one or more servers and a number of disk drives (collectively known as a disk array) for the purpose of increasing efficiency.

      Physical interfaces govern the speed and medium by which data is transferred between servers, disk array controllers and disk arrays, and multiple interface types are often used between each element. Consequently, newer, faster and more robust physical interfaces and data transfer protocols are being developed and standardized. Significant investments in storage system development are required to support transitions to these new interface and protocol standards.

      Some of the transitions with respect to these interface and protocol standards include:

•	Server Interface: A server interface is used to connect a server to a SAN or directly to a disk array controller. Transitions from incumbent 2 gigabit (Gb) fibre channel to higher speeds, such as 4Gb fibre channel and 10Gb fibre channel are anticipated. 2Gb, 4Gb and 10Gb fibre channel interfaces utilize a fibre optic interconnection operating at a data transfer rate of two, four and ten gigabits per second respectively. A gigabit represents one billion bits of information.

•	Expansion Interface: An expansion interface is used to connect a disk array controller to a disk array. Transitions to higher speeds and new interfaces, such as 4Gb fibre channel and serial-attached SCSI (SAS) are anticipated. SCSI (Small Computer System Interface) refers to a standard for computer communication between a disk drive and computer.

•	Disk Drive Interface: A disk drive interface is used to connect a disk drive, either stand-alone or contained within a disk array, to a disk array controller, server or other device. Transitions to higher speeds and new interfaces, such as 4Gb fibre channel, SAS and serial-ATA (serial Advanced Technology attachment, or SATA) are anticipated. SATA refers to a standard for computer communication between a disk drive and computer. SATA interfaces operate at data transfer rates of 150MB/second or approximately 60% of the speed of a 2Gb fibre channel interface. SATA-equipped disk drives are typically less costly than higher performing fibre channel disk drives, making them increasingly popular for use in secondary storage applications such as online backup, archiving or fixed-content storage.

      Typically, each new interface will result in costs for additional development to create the new physical interface on the storage device, create a new software driver for the new interface, modify the existing management software to recognize the new interface and test and certify the new system for interoperability with other storage related products, including disk drives, servers, networking switches and adapters, operating systems and software applications. These software and interoperability investments must also be incurred for each code base, the underlying software code that regulates the operation of a storage device, in the storage systems product portfolio. It is common for storage vendors to use multiple code bases, one for each product family in a storage systems product portfolio. Therefore, storage systems vendors incur substantial research and development costs simply to maintain and support their products’ use of current and future industry interface standards.

      Interface transitions may differ among markets, and the timing of such transitions is uncertain. The variability and lack of certainty in final market adoption creates development and market risk. To remain competitive in multiple storage markets, storage systems vendors will likely be compelled to prepare for the possibility of any of several interfaces becoming a preferred standard.

      In addition to the significant resources required to support hardware technology transitions, storage systems vendors must devote additional significant resources to developing and enhancing software features and functionality to remain competitive. As successive generations of storage systems have expanded in features and functionality, enterprise requirements have correspondingly increased. Some of the current enterprise requirements include:

•	Storage management software supporting the online and non-disruptive configuration, expansion, monitoring, diagnosis and maintenance of storage systems hardware and operating software.

•	SAN management software enabling the sharing of physical storage devices by multiple, independent or clustered homogeneous or heterogeneous servers.

•	Data replication software capable of creating multiple copies of stored data within a storage system or between storage systems connected to each other by means of a SAN.

•	Application programming interfaces (APIs) or other software programs enabling integration with third-party software products, applications and systems to create higher levels of functionality.

Consequently, storage vendors must invest resources in developing and testing fundamental software features and functionality as well as premium features and functionality that may integrate enterprise information technology elements beyond the storage system.

     OEM Response

      The shift in enterprise information technology buying behavior and the increasing development costs and challenges of storage systems are forcing OEMs to re-evaluate the optimal method of delivering best in class storage solutions. For many OEMs, the opportunity for competitive differentiation lies in management software, support and integration services, not in fundamental storage system development. This is one factor that has led to increased outsourcing by OEMs of the design, development, testing, interoperability certification and support of storage systems to third-party storage system and sub-assembly suppliers. Outsourcing enables OEMs to focus on developing and deploying additional value-added elements, such as software, systems integration and support services, which are critical to delivering a complete storage solution to enterprises. For example, IBM and Dell, two of the largest computer server OEMs globally, each purchases storage systems technology, sub-assemblies and components from third-party storage providers which they market, sell and service through their own distribution strategy or channel.

      The success of the outsourcing model is dependent upon third-party storage systems and sub-assemblies vendors’ ability to satisfy each OEM’s unique set of needs. To enable OEMs to offer products that address all of their customers’ needs, storage system and sub-assembly suppliers must provide a broad, flexible and customizable storage product portfolio, with robust features and support for multiple storage device interfaces. They must also support the OEMs’ need to differentiate their offering from those of other OEMs using storage systems or sub-assemblies from the same supplier. As a result, storage system and sub-assembly suppliers must be flexible and engage their OEM customers in whatever manner best suits the OEM’s product, purchasing and distribution needs.

The Engenio Solution

      We are a leading provider of modular, high-performance disk storage systems and sub-assemblies that incorporate our robust storage management software for use in open systems-based computing environments. Our products offer a high level of data availability, scalability and deployment flexibility. Our innovative hardware and software technology, comprehensive testing, customization, flexible fulfillment and manufacturing capabilities, coupled with our focus on OEMs, enable the rapid introduction of new technologies, products and solutions to the global storage marketplace.

      We believe we are well-positioned to meet the needs of our customers for the following reasons:

•	Commitment to Channel Customers: We focus on selling our products worldwide to server and storage OEMs, which allows our products to reach a larger market than if we sold directly to enterprises. Sales to these channel customers represented over 90% of our revenue in 2003. By limiting our direct sales and placing our primary emphasis on our indirect channel strategy, we are able to closely collaborate with our customers’ field organizations while avoiding channel conflict. We mitigate the conflict among our channel customers by allowing them to differentiate their solutions with software and services. We seek to increase not only the overall number of our channel customers, but also the sales performance of our channel customers with respect to our products. As part of our commitment to our channel customers, we offer them training and assistance in the areas of marketing, sales, integration services and product support. By leveraging our storage market expertise, our channel customers are able to enhance their ability to sell, service, and support our products as part of their broader, integrated storage solution that they provide to enterprises.

•	High Performance, Innovative and Broad Product Portfolio: We have developed substantial technology and intellectual property covering a broad range of storage system needs. We have implemented this technology and intellectual property into our products in the form of ASICs, specialized storage controllers, firmware, software and system designs. These implementations enable us to offer high performance, cost-effective products with robust feature sets. We believe that we have a competitive advantage because we utilize a single strategic software set across our primary product line and customer engagements, which enables us to more effectively leverage our development, test, sales, marketing and customer support resources. Our product line consists of entry-level, mid-range and high-end (typically deployed in data centers) storage systems and sub-assemblies. Our product line supports multiple storage device interfaces, including 1Gb fibre channel, 2Gb fibre channel, SATA and SCSI.

•	Enabling Customer-Specific Product Differentiation: We offer products that are designed to enable our channel customers to create highly customized storage systems. Our channel customers can differentiate their product offerings by either configuring and customizing our complete storage systems or integrating our sub-assemblies into their own storage system products. Channel customers can further tailor the features and functionality of these storage systems by accessing our APIs and integrating their own or other third-party management software.

•	Flexible Manufacturing and Fulfillment Model: Our flexible manufacturing model allows our customers to purchase products ranging from sub-assemblies to customized and tailored systems. Our flexible fulfillment model allows our customers to best meet their own procurement, manufacturing and logistics needs by offering build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services.

Our Strategy

      Our objective is to be the leading provider to server and storage OEMs of modular disk storage systems and sub-assemblies. We intend to enhance our market position by:

•	Continuing to Innovate and Extend Our Product Offering: We intend to lead the market in adopting and implementing new storage system technologies, interfaces, features and customer requirements. In addition, we intend to define, design and develop products that enable our channel customers to offer a broad storage system product line, which incorporates their own intellectual property, to address multiple markets. In this manner, we intend to continue to extend and expand our product offerings further into the entry-level, mid-range and high-end markets.

•	Adding Feature Functionality to Meet Expanding Enterprise Requirements: Implementation and management of storage systems within the enterprise is increasingly complex. To address this increasing complexity, we plan to develop additional premium software management and hardware system features to enhance reliability, data availability and serviceability of our products. We also intend to expand our LogicStor certified application implementation guides, which are designed to help our customers rapidly implement our products for specific business applications.

•	Enhancing Interoperability Among Our Products, Our Customers’ Products and Other Leading Enterprise Products: We provide significant value to our channel customers and enterprises by testing and certifying our products with the products of other leading enterprise information technology vendors to ensure broad interoperability and compatibility. We intend to work closely with our channel customers and enterprises to extend and enhance the capabilities of our storage systems, sub-assemblies and storage management software. We also seek to enhance our position in the storage industry by actively participating in a variety of organizations focused on developing standards for emerging technologies and facilitating industry-wide interoperability.

•	Obtaining New Channel Customers: Our channel customers sell storage solutions based on or incorporating our products and technology through their direct sales forces and other channels. We will continue to seek new customers, including in international markets, and thereby expand the total marketing and sales resources focused on our products. In this manner we intend to increase the market addressable by our products.

•	Expanding Our Joint Marketing and Sales Efforts with Existing and New Channel Customers: We seek to add value to our customers’ sales, marketing and support initiatives through the provision of extensive training, customized go-to-market campaigns, product positioning, marketing materials, competitive analysis, and product support infrastructure. We maintain 13 Experience Centers world-wide, which allow our channel customers to demonstrate to enterprise users the performance and benefits of storage deployments incorporating our products. We plan to open additional centers to reach a broader customer base in the future.

•	Promoting Our Brand: We believe that a strong association of our brand with innovation and integrity is valuable in achieving increased scale, market leadership and OEM acceptance within our industry. Furthermore, we believe that brand recognition and reputation will become more important as OEMs increasingly outsource their storage system offerings and their customers focus on the performance and reliability of the storage systems or sub-assemblies being integrated into OEM storage solutions. We intend to continue to promote our brand and build brand equity to bolster our position in the disk storage systems and related storage management software market.

Products

      We offer a broad line of open, modular storage products comprised of complete systems and sub-assemblies configured from modular components, such as our storage controller modules, disk drive enclosure modules and related management software to address the needs of our customers. The modularity of our products provides channel customers with the flexibility to integrate our sub-assemblies with third-party components, such as disk drives, and software to form their own storage system products. Our modular product approach allows channel customers to create highly customized storage systems, which can then be integrated with additional value-added products and services and delivered as a complete, differentiated data storage solution to enterprises.

      We design and develop storage systems, sub-assemblies and management software that operate within all major open operating systems, including Windows, UNIX and UNIX variants and Linux environments. We test and certify our products, both independently and jointly with our customers, with those of other hardware, networking and software storage vendors to ensure a high level of interoperability and performance. Our products are targeted at a wide variety of data storage applications, including Internet-based applications such as online transaction processing and e-commerce, data warehousing, video editing and post-production and high performance computing.

Complete Storage Systems

      Primary Data Storage Systems (Fibre Channel-Based). Our primary storage systems provide high performance, mission critical data storage for applications such as online transaction processing and e-commerce, where high levels of availability, manageability and serviceability are indispensable. We have a broad range of primary storage systems to target different enterprise needs, from entry-level enterprise applications to high-end data-center deployments. Our primary storage system products integrate our storage controllers with management software, array firmware and third-party fibre channel disk drives, creating a high performance and highly available storage solution to address the needs of demanding data applications.

      Secondary Data Storage Systems (SATA-Based). Our secondary storage systems are designed for environments that require a more economical storage solution with similar functionality to fibre channel-based storage systems. Our secondary storage systems are well suited for use as an automated tape library replacement, for storing reference and regulatory data, and for archiving fixed and/or infrequently accessed data. Our secondary storage systems integrate our storage controller module with management software, array firmware and third-party SATA disk drives to create a robust and effective storage solution suited for the specific workload, capacity and cost requirements of the secondary storage market.

Sub-assemblies

      A sub-assembly can be sold as a stand-alone product or integrated with other sub-assemblies as part of a complete storage system.

      Storage Controller Modules. Our storage controller modules support multiple high-speed Input/Output, or “I/O,” interfaces to connect to servers, SAN infrastructure components or disk drive enclosure modules. Our storage controller modules deliver high performance for both high transaction volumes and large sequential data block workloads such as video streaming. We offer various models which provide different form factors, levels of performance, I/O interface connectivity and storage capacity handling that closely match the typical requirements of entry-level, mid-range and high-end deployments. Combined with our disk drive enclosure modules, each of our storage controller modules manages scalable capacity, with the largest model capable of managing up to 224 disk drives, which is approximately equal to 56 terabytes of data storage based on current market disk drive capacities. Our storage controller module architectures contain substantial intellectual property and technology, including internally developed ASICs, high-speed bus controllers and other specialized processors for I/O control, memory access and network communications to maximize resource utilization and performance. We utilize common firmware across each product family of storage controller modules to offer similar enterprise-class functionality, interoperability and a high degree of scalability from our entry-level to our highest performance solutions. The storage controller modules are available in either rack-mounted or desk-side configurations. Other features include dynamic system expansion and reconfiguration, redundant hot-swappable controller boards and automatic fail-over for maximum data availability. Redundant hot-swappable storage controllers are a pair of linked controller boards that are integrated within a storage controller module that permits a single board to be removed and replaced by transferring control and operations to the remaining board without interruption to the ongoing operation of the storage controller module.

      Disk Drive Enclosure Modules. Our disk drive enclosure modules are designed for optimized performance, availability and serviceability. We offer various models which provide different I/ O interface types that closely match the typical requirements of entry-level, mid-range and high-end deployments. All of the primary components in each disk drive enclosure module are customer replaceable and hot swappable, including cooling fans, power supplies, environmental services modules (ESMs) and disk drives. The ESMs deliver online information regarding component status, including temperature, fan speed and faults, to our storage management software and provide the ability to connect multiple disk drive enclosure modules to a single storage controller module.

Management Software

      SANtricity Storage Manager Software. Our SANtricity Storage Manager software enables an enterprise user to consolidate and manage our storage system products through a single graphical user interface. SANtricity software is used to simplify configuration, capacity expansion, performance tuning and firmware upgrades and provides enterprises with remote access capabilities, volume management, snapshots, replication, automatic device discovery and one-step configuration. SANtricity software is comprised of the following software modules:

•	SANshare Storage Partitioning. SANshare Storage Partitioning enables the consolidation of multiple distributed storage systems into a single storage system that can be shared by multiple homogeneous or heterogeneous servers. SANshare software allows unused storage capacity to be allocated to servers as needed, improving capacity utilization and reducing cost of ownership. Allocated units of capacity, or volumes, may be configured independently to support differing workloads and desired data protection characteristics.

•	SANtricity Snapshot. The SANtricity Snapshot feature can create a near-instantaneous, point-in-time replica of an online volume, or “snapshot”, providing a method to access data that has been synchronized to a desired point-in-time. Access to the original, or source volume, including subsequent modification, may continue without interruption. Snapshots may be used to facilitate online backups, batch processing checkpoints, database rollbacks, application testing and other data replication applications. Snapshot volumes do not require the complete duplication of source volumes, minimizing the incremental physical storage capacity required and cost of data replication.

•	SANtricity Remote Volume Mirror. SANtricity Remote Volume Mirror (RVM) enables storage system-based synchronous data replication from one storage system to another, supporting disaster recovery, remote vaulting or other remote data replication applications. Data replication occurs at wire speeds without server intervention, minimizing processing overhead for improved performance. RVM software may also be used in conjunction with the SANtricity Snapshot feature to remotely mirror snapshots, enabling the creation of remote volumes that are synchronized to a desired point in time.

•	SANtricity Volume Copy. SANtricity Volume Copy creates a complete physical copy, or clone, of a source volume within a storage system, enabling improved data utilization and performance optimization. Cloned volumes may subsequently be assigned to any server, avoiding bulk data transfers between servers over the network or via backup media. SANtricity Volume Copy may also be utilized to redistribute data to take advantage of differing disk media and data protection characteristics. SANtricity Volume Copy may be used in conjunction with the SANtricity Snapshot feature to create cloned volumes from snapshots, allowing full online access to the source volume during cloning.

•	SANtricity Application Programming Interface (API). The SANtricity API is a comprehensive software library containing all the functionality needed for configuring, managing and monitoring our storage system products, which is available to channel customers, and third-party application software, storage management software, or storage infrastructure providers. The API may be utilized to develop value-added capabilities or integrate our storage system products with higher-level enterprise, storage, or SAN management framework products.

•	SANtricity SMI-S Provider. SANtricity SMI-S Provider is a server-based software application enabling Storage Networking Industry Association Storage Management Initiative Specification (SMI-S) compliant applications to directly manage our storage products, providing channel customers and end-users the ability to layer additional management functionality on top of SANtricity Storage Manager software. SANtricity SMI-S Provider enables third-party management of the complete range of our SANtricity-based products, from entry-level to high-end, offering easy integration into heterogeneous storage environments without additional administrator training.

      LogicStor. Our LogicStor solution kits are certified application guides and references that are designed to help our customers rapidly implement our products to address critical enterprise applications. These kits include technical guides with step-by-step installation instructions and architectural specifications for applications, software and hardware from leading third-party vendors that have been tested and qualified at our labs. Channel customers who use our LogicStor solution kits also receive tailored marketing materials and sales and technical training to assist and ease the installation and support of our products. LogicStor solution kits addressing backup and recovery are currently available.

Interoperability

      The increasing demand for high-availability data access and the adoption of networked storage environments have made product interoperability critical. Through our “certified compatible” program, we provide significant value to our channel customers and enterprises by testing and certifying our products with the products of other leading third-party storage networking hardware and software vendors to ensure broad interoperability and compatibility. This testing and certification allows our channel customers to avoid substantial research and development costs and to sell our products as complete data storage solutions to enterprises.

      We ensure our continued leadership in the storage industry by actively participating in a variety of organizations focused on defining and developing standards for emerging technologies and facilitating industry-wide interoperability. We are a member of several of these organizations, including the Storage Networking Industry Association and the Storage Performance Council.

Sales, Marketing and Customers

      Our products are sold worldwide through our channel customers, and to a smaller degree, to a limited installed base of end-users. We closely develop and manage our channel customer relationships to meet the diverse needs and requirements of enterprises. By selling products through our channel customers, we are able to address more markets, reach a greater number of enterprises, reduce our overall sales and marketing expenditures, and amortize our research and development costs across a larger base of product sales volumes. Our customers can be characterized into two major go-to-market categories:

•	OEM Partners. Our OEM Partners independently resell or distribute OEM branded or Engenio co-branded products, which may be integrated with value-added services, hardware and software and delivered as differentiated storage solutions to their customers. OEM Partners receive basic training services to enhance their abilities to sell and support our products. After receiving our basic training services, OEM Partners independently market, sell and support our products, requiring limited ongoing product support from us.

•	OEM+ Partners. In addition to providing our OEM+ Partners with products and basic services as described above, we also assist our OEM+ Partners with joint marketing and selling efforts. We support each OEM+ Partner with additional resources that may provide tailored, account-specific education, training, and sales and marketing assistance, allowing our OEM+ Partners to leverage our storage product and industry expertise.

      IBM, StorageTek and the Teradata division of NCR accounted for 76% of our revenue in fiscal year 2003. IBM, StorageTek and the Teradata division of NCR accounted for 70% of our revenue for fiscal year 2002. In 2003, 22% of our sales were to customers outside of the United States.

      Channel customers generally use our products and technology to create storage system products that are offered to enterprises, as highlighted in the following table.

Selected Channel	Customer Product Lines Incorporating
Customer	Our Products or Technology

IBM	TotalStorage FAStT Storage family
StorageTek	D-Series and B-Series (BladeStore) disk systems
Teradata division of NCR	WorldMark Enterprise Storage and Deskside Fibre Channel Array Systems

      We also sell our branded products to a limited installed base of enterprise customers at their request. These enterprise customers represented less than 10% of our revenues for 2003. All of our existing enterprise customers began purchasing our branded products prior to 2001, when we employed a significant indirect and direct sales strategy.

      Our marketing efforts are designed to support our channel customers with programs targeted at developing differentiated go-to-market strategies and increasing sales effectiveness. As of March 31, 2004, we had 252 employees in our sales and marketing organization. Depending on the nature of our channel customer engagement, our marketing teams offer various levels of assistance in assessing and analyzing the competitive landscape, defining product strategy and roadmap, developing product positioning and pricing, creating product launch support materials, and assisting in closing sales processes. These marketing teams carefully coordinate joint product development and marketing efforts between our customers and us to ensure that we address and effectively target enterprise requirements. We maintain sales and marketing organizations at our headquarters in Milpitas, and also in regional offices in Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; Parsippany, New Jersey; Reston, Virginia and Wichita, Kansas. We also market our products internationally in China, France, Germany, Japan and the United Kingdom.

      We provide Learning Centers for the purpose of educating our customers and employees on the design theory, installation, configuration, operations and support of our storage systems hardware, firmware, storage management software, APIs and certified third-party applications. These centers house various deployments of our storage systems and various third-party products to support the comprehensive training required to most effectively market, sell and service our products. We maintain three Learning Centers worldwide, in Milpitas, California; Wichita, Kansas; and Bracknell, United Kingdom.

      We provide Experience Centers that house various deployments of our storage systems combined with third-party products, allowing channel customers and the enterprises to which they sell to fully experience the features and benefits of our technology. Together with third-party vendors we use these Experience Centers to exhibit and demonstrate a wide range of storage system applications such as disk-to-disk backup, business continuity and disaster recovery in a simulated deployment environment. These centers also provide a venue for channel customer and enterprise briefings, seminars and special events that we organize. We maintain 13 Experience Centers worldwide, in Chicago, Illinois; Houston, Texas; Los Angeles, California; Milpitas, California; New York, New York; Parsippany, New Jersey; Renton, Washington and Reston, Virginia in the United States, and in Beijing, China; Paris, France; Munich, Germany; Tokyo, Japan and Bracknell, United Kingdom internationally.

      We have entered into the following relationships with our significant customers.

      IBM. Our business with IBM is conducted pursuant to several agreements under which we have agreed to develop, manufacture, test and service the products we sell to IBM. In addition, these agreements allow IBM to distribute certain versions of our software to end users of our hardware products. Generally, our agreements with IBM do not require IBM to make specific product purchases from us, but rather specify the terms and conditions of product purchases that IBM may choose to make. When IBM chooses which of our products it will purchase, we execute documentation that reflects the pricing and other terms and conditions appropriate to such individual transactions. We also sell the former Mylex products to IBM under similar contractual arrangements, except that through June 2005, subject to certain qualifications relating to our ability to supply these products on a competitive basis, IBM has agreed that the substantial majority of its requirements for the IBM systems products in which the former Mylex products are used will be purchased from us. There is no assurance, however, that IBM will continue to purchase any products from us in amounts comparable to prior years, or at all.

      StorageTek. In the first quarter of 2002, we transferred the direct selling relationships we had with the majority of our enterprise customers to StorageTek, which assumed responsibility under a master distributor agreement with us to sell directly to those customers. This agreement expanded our relationship with StorageTek significantly. In the second quarter of 2004 we entered into an amended and restated agreement with StorageTek, which also extended the term of the original agreement. Under the amended and restated agreement the parties will continue to market scalable disk storage systems that are engineered and manufactured by us and sold, installed and supported by StorageTek. StorageTek is not obligated to make minimum purchases from us, and consequently, there is no assurance that StorageTek will continue to purchase products from us in amounts comparable to prior years, or at all. This agreement will automatically renew on an annual basis unless it is terminated by either party, pursuant to advance notice provisions. There can be no assurance that the present agreement will be extended beyond its original term or that, if it is extended, it would contain terms at least as favorable to us as those that currently exist.

      Teradata. In February 1995, we entered into an OEM purchase agreement with AT&T Global Information Solutions Company, which was the predecessor to the Teradata division of NCR, for the purchase of storage systems and sub-assembly products. While we have sold our products to Teradata for several years, Teradata has no obligation under this agreement to make minimum purchases from us, and consequently, there is no assurance that Teradata will continue to purchase products from us in amounts comparable to prior years, or at all. When Teradata chooses which of our products it will purchase, Teradata is required to send us a purchase order in accordance with the terms of the agreement. We accept purchase orders made in accordance with the terms of the agreement. This agreement will automatically renew for successive annual periods, unless terminated by either party by giving advance notice prior to the end of its current term. There can be no assurance that the present agreement will be extended beyond its current term or that, if it is extended, it would contain terms at least as favorable to us as those that currently exist.

      Our contracts with our other channel customers generally do not contain any minimum purchasing commitments, nor do they require our customers to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our channel customers may sell the products of our competitors, and they may have no incentive to sell our products rather than those developed internally by the channel customer or by a third-party competitor. In addition, our customers are generally not obligated by long-term contracts to purchase our products, and they usually have a limited right to extend or delay shipment of their orders or cancel orders.

      Additionally, we believe that offering customers broad and comprehensive global service and support is important to our success. We provide 24 hours a day, seven days a week, 365 days a year, global service and support directly to our channel customers and indirectly to enterprise users through our channel customers. We offer a number of flexible services and support programs that provide several levels of online, telephone and onsite support, which can be tailored to meet our customers’ needs.

Research and Development

      We employ a comprehensive approach to storage system development. Our engineering team has core competencies and experience in high-performance real-time firmware and software code development, system and RAID design, logic and ASIC design, storage device interoperability, and mechanical and plastic design. These areas of focus are critical to the development of a broad product portfolio of high-performance storage systems and sub-assemblies that offer a high level of data availability, scalability and deployment flexibility with robust management software features. Since our inception, we have devoted significant resources to the development of our products and technology. We believe that our success depends in large part on continued innovation and rapid product development to meet the changing requirements of our customers.

      We conduct our research and development operations primarily in Wichita, Kansas; Boulder, Colorado; Austin, Texas; Tucson, Arizona and Renton, Washington. As of March 31, 2004, our research and development team consisted of 352 persons. We had research and development expenses of $31 million in fiscal 2001, $36 million in fiscal 2002 and $47 million in 2003. Research and development activities expenses primarily consist of materials expenses, salaries and related costs of employees engaged in ongoing research and development activities and subcontracting costs.

Manufacturing and Supply

      We use third-party suppliers for standard components, such as disk drives and computer processors, which are designed and incorporated into our products. Additionally, we outsource the manufacturing of the majority of our product components, such as printed circuit boards, in order to take advantage of quality and cost benefits afforded by using third-party manufacturing services. We believe that using outsourced manufacturing services allows us to focus on product development and increases operational flexibility, both in terms of adjusting manufacturing capacity in response to customer demand and rapidly introducing new products.

      In particular, Sanmina-SCI is the sole-source supplier for unique types of circuit boards, back-planes and sub-assemblies, and we are currently a party to an agreement with Sanmina-SCI with respect to purchases of these products. Our obligations to Sanmina-SCI represent a significant majority of our purchase commitments, and pursuant to our agreement with Sanmina-SCI, we are obligated to submit a forecast with respect to the products we wish to purchase and are required to make purchases in accordance with the forecast or pay cancellation charges.

      The assembly of our storage system products involves integrating supplied components and manufactured sub-assemblies into final products, which are configured and rigorously tested before being delivered to our customers. The highly modularized nature of our storage system products allows for flexible assembly and delivery models, which include build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services. We have implemented these models in an effort to reduce requisite lead times for delivery of our products and to provide channel customers with multiple manufacturing and delivery alternatives that best complement their operations. In order to meet customer delivery requirements, we seek to maintain adequate levels of inventory and working capital, which are both higher in those instances in which the customer has requested us to supply fully assembled systems. While we generally experience a long sales cycle that could extend over several quarters, once an order is received from a customer, we typically receive payment within a relatively short period of time thereafter.

      In addition, our storage systems manufacturing operations rely primarily on a licensed, integrated enterprise resource planning system and manufacturing application system hosted by Appshop, Inc. These systems are augmented with several of our proprietary software tools that support the production process through automated product configuration and automated electronic testing.

      United States Assembly. Our wholly-owned United States manufacturing facility in Wichita, Kansas, assembles and tests complete storage systems and sub-assemblies configured from modular components, such as our storage controller modules and disk drive enclosure modules. ISO-9001 certification at our Kansas manufacturing facility has been maintained since April 1992. This facility has been certified ISO-9001:2000 compliant since October 2001. Product quality is achieved through extensive employee training, exhaustive and automated testing, and sample auditing. Quality control and measurement is extended through the subcomponent supplier and component manufacturer base with continuous reporting and ongoing qualification programs.

      European Assembly. We outsource manufacturing in Cork, Ireland to Flextronics. The initial term of our agreement with Flextronics is five years, or until August 2005, with renewals every two years unless earlier terminated. ISO-9001: 2000 certification at the Cork assembly facility has been maintained since December 2001. This facility is capable of the assembly and testing of complete storage systems and sub-assemblies configured from modular components, such as our storage controller modules and disk drive enclosure modules. The site in Ireland was established to provide operational flexibility in meeting surges in demand, address growing European demand and to serve as a backup site in the event of natural or human-made disasters that could disrupt the operations of our Wichita facility. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged.

      We employ a company-wide Total Quality Management (TQM) philosophy and have adopted ISO-9000 and ISO-14001 certifications and Six Sigma methodologies to ensure the highest level of product design, manufacture, assembly, test and delivery.

Competition

      The market for our products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We compete with products from large well-capitalized storage system companies such as EMC, Hitachi Data Systems and Network Appliance, as well as with other storage system and component providers, such as Adaptec, Dot Hill, Infortrend, XIOtech, Xyratex and the internal storage divisions of existing and potential channel customers. We also compete with internally developed products and, indirectly through our channel customers, with third-party products being sold by major server vendors such as Dell, Hewlett-Packard and Sun. The competitive factors affecting the market for our products include:

•	features and functionality;

•	product performance and price;

•	reliability, scalability and data availability;

•	interoperability with other storage networking devices;

•	support for emerging industry and customer standards;

•	levels of training, marketing and customer support;

•	level of easily customizable features;

•	quality and availability of supporting software;

•	quality of system integration; and

•	technical service and support.

      We believe that we compete effectively with our competitors on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors’ innovations by continually enhancing our product offerings. We must also continue to aggressively recruit and retain highly qualified and technical personnel experienced in hardware and software development in order to achieve industry leadership in product development and support.

Patents and Intellectual Property Rights

      Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. Due to the rapidly changing nature of applicable technologies, we believe that reliance on these intellectual property rights, along with improving our existing products, works in connection with patent protection to provide proprietary protection to our business.

      As a subsidiary of LSI Logic Corporation, we participate in an ongoing trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries. After our separation from LSI Logic Corporation, we will continue to have the benefit of this program through a transition services arrangement, and plan to design and implement our own similar program.

      As of May 31, 2004, we had 126 United States issued patents, 146 patent applications pending in the United States, 54 foreign patents and 14 foreign patent applications pending. We believe that our patents and other intellectual property rights have value to our business. As a subsidiary of LSI Logic Corporation, we participate, through a transition services arrangement, in a patent program. This program offers a staged incentive program to our employees to identify, document and submit invention disclosures, and provides an internal review procedure to maintain a high level of disclosure quality and to establish priorities and plans for filings both in the United States and abroad. We plan to design and implement a similar program on our own.

Employees

      As of March 31, 2004, we had 973 full-time employees, including 352 in research and development, 316 in manufacturing, 252 in sales and marketing and 53 in finance, human resources and administration. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are good.

Properties

      Our principal executive offices are located in Milpitas, California, which consists of 15,000 square feet of administration offices currently shared with LSI Logic Corporation. Our principal engineering facilities are located in our wholly-owned United States manufacturing facility in Wichita, Kansas, which consists of 330,000 square feet, and in a leased facility in Boulder, Colorado, which consists of 43,725 square feet. The majority of our remaining facilities are occupied under leases that expire at various times through fiscal 2007, some of which are currently shared with LSI Logic Corporation. At March 31, 2004, we occupy, pursuant to leases, approximately 110,000 square feet of space with approximately 93,000 square feet located in the United States, 12,000 square feet located in Europe and 5,000 square feet located in the Asia Pacific region.

      We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Backlog

      Our backlog consists of orders that we have received from customers that have not yet shipped. Our backlog at March 31, 2004 was $8.8 million, and our backlog at March 31, 2003 was $11.0 million. The majority of our sales, particularly our configure-to-order-sales, have short lead times, resulting in low backlog levels. Consequently, we believe that backlog is not a good indicator of future sales, and our quarterly revenues depend largely on orders booked and shipped in that quarter. Because lead times for delivery of our products are relatively short, we must build in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to other customers.

Legal Proceedings

      We are a party to litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcome of these matters will not have a material adverse effect on us, the outcome of these matters is not determinable and negative outcomes may adversely affect our financial position, liquidity or results of operations.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers and certain information about them as of April 30, 2004 are as follows:

Name	Age	Position

Thomas Georgens	44	President, Chief Executive Officer and Director
William H. Kurtz	46	Senior Vice President and Chief Financial Officer
Flavio Santoni	45	Senior Vice President, Worldwide Sales, Marketing and Customer Support
Ronald L. Engelbrecht	56	Vice President, Worldwide Engineering and Operations
David E. Sanders	56	Vice President, General Counsel and Secretary
Wilfred J. Corrigan	66	Director
Charles A. Haggerty	62	Director
R. Douglas Norby	68	Director
Matthew J. O’Rourke	65	Director
Gregorio Reyes	63	Director
Larry W. Sonsini	63	Director

      Thomas Georgens has served as our President since August 1998, as our President and Chief Executive Officer since February 2004 and as one of our directors since April 2004. From November 2000 to February 2004, Mr. Georgens served as LSI Logic Corporation’s Executive Vice President, Storage Systems. From August 1998, upon the acquisition of Symbios, Inc. by LSI Logic Corporation, to November 2000, Mr. Georgens served as LSI Logic Corporation’s Senior Vice President and General Manager, Storage Systems. Mr. Georgens joined Symbios in 1996, where he served as Vice President and General Manager of Storage Systems. Mr. Georgens graduated from Rensselaer Polytechnic Institute with a bachelor of science and a master of engineering degree in computer and systems engineering, and also holds an MBA from Babson College.

      William H. Kurtz has served as our Senior Vice President and Chief Financial Officer since March 2004. From July 2001 to March 2004, Mr. Kurtz served as Chief Operating Officer and Chief Financial Officer of 3PARdata, Inc., a data storage company. From August 1998 to June 2001, Mr. Kurtz served as Executive Vice President and Chief Financial Officer of Scient Corporation, a provider of professional services. From July 1983 to August 1998, Mr. Kurtz served in various capacities at AT&T Corp., including Vice President of Cost Management and Chief Financial Officer of AT&T’s Business Markets Division. Prior to joining AT&T, Mr. Kurtz worked at Price Waterhouse, now PricewaterhouseCoopers LLP. Mr. Kurtz also serves on the board of directors of PMC-Sierra, Inc. and Redback Networks Inc. Mr. Kurtz is a certified public accountant. Mr. Kurtz received his bachelor of science in accounting from Rider University and a master of science in management from Stanford University, Graduate School of Business.

      Flavio Santoni has served as our Senior Vice President, Worldwide Sales, Marketing and Customer Support since April 2003. From February 2001 to March 2003, Mr. Santoni has served as our Vice President of Worldwide Sales, Marketing and Support, as our Vice President, Worldwide Sales and Marketing and as Vice President Worldwide Marketing. From July 1997 to January 2001, Mr. Santoni served as Executive Vice President, Sales and Marketing and Chief Operating Officer of Sutmyn Storage Corporation. From 1979 to 1994, Mr. Santoni held senior management positions in the United States, United Kingdom and Italy at Memorex Telex. Mr. Santoni earned an electronics degree from IX Istituto Tecnico, Milan, Italy. Mr. Santoni also completed the AEA/ Stanford Executive Institute program for the management of high technology companies at Stanford University.

      Ronald L. Engelbrecht has served as our Vice President, Worldwide Engineering and Operations since January 2000. From August 1998, upon the acquisition of Symbios, Inc. by LSI Logic Corporation, to

October 1999, Mr. Engelbrecht served as our Director of Engineering, and from October 1999 to January 2000, as our Vice President of Engineering. Mr. Engelbrecht holds BSEE and MSEE degrees from the University of Missouri at Rolla, as well as a master of science degree in Engineering Management Science from Wichita State University.

      David E. Sanders has served as our Vice President, General Counsel and Secretary since January 2004. From January 2001 to December 2003, Mr. Sanders served as Vice President, Strategic Alliances of LSI Logic Corporation and from June 2000 to December 2000 as Vice President, Legal Affairs of LSI Logic Corporation. From 1991 to June 2000, Mr. Sanders served as LSI Logic Corporation’s Vice President, General Counsel and Secretary and from 1986 to 1991 as General Counsel. Prior to joining LSI Logic Corporation, Mr. Sanders was Associate General Counsel at Advanced Micro Devices, Inc. Mr. Sanders received his bachelor of science and MBA degrees from San Jose State University. He received his JD from the School of Law at Seattle University.

      Wilfred J. Corrigan has served as one of our directors since 1998. Mr. Corrigan is the principal founder of LSI Logic Corporation and has served as its Chairman and Chief Executive Officer since its organization in January 1981. Prior to founding LSI Logic Corporation, he was President, Chairman and Chief Executive Officer of Fairchild Camera and Instrument Corporation. Mr. Corrigan has a bachelor of science degree in chemical engineering from the Imperial College of Science, London, England. Mr. Corrigan is also a member of the Board of Directors of FEI Company, a semiconductor equipment and solutions provider.

      Charles A. Haggerty has served as one of our directors since April 2004. Mr. Haggerty has been Chief Executive Officer of LeConte Associates LLC, a consulting and investment firm, since June 2000. Mr. Haggerty was President, Chief Executive Officer and Chairman of the Board of Western Digital Corporation, a maker of hard disk drives, from July 1993 until he retired as Chief Executive Officer in January 2000 and as Chairman in June 2000. Mr. Haggerty is also a member of the Boards of Directors of Deluxe Corporation, Pentair, Inc. and Beckman Coulter, Inc.

      R. Douglas Norby has served as one of our directors since April 2004. Mr. Norby has been Chief Financial Officer and Senior Vice President of Tessera, Inc., a semiconductor packaging technology company, since July 2003. He worked as a management consultant with Tessera Inc. from May 2003 until July 2003. Mr. Norby was a private investor from March 2003 until May 2003. He served as Vice President and Chief Financial Officer of Zambeel, Inc., a data storage systems company, from March 2002 until February 2003, and as Chief Financial Officer of Novalux, Inc., an optoelectronics company, from December 2000 to March 2002. Prior to his tenure with Novalux, Inc., Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation from November 1996 to November 2000. Mr. Norby is also a member of the Boards of Directors of Alexion Pharmaceuticals, Inc., ChipPac, Inc., LSI Logic Corporation and Verisity Ltd.

      Matthew J. O’Rourke has served as one of our directors since May 2004. Mr. O’Rourke was a partner with the accounting firm Price Waterhouse LLP from 1972 until his retirement in June 1996. Since his retirement, Mr. O’Rourke has been engaged as an independent business consultant. Mr. O’Rourke is also a member of the Boards of Directors of Infonet Services Corporation and LSI Logic Corporation.

      Gregorio Reyes has served as one of our directors since April 2004. Mr. Reyes has been a private investor and management consultant since 1994. Mr. Reyes is also a member of the Boards of Directors of Dialog Semiconductor, Seagate Technology and LSI Logic Corporation.

      Larry W. Sonsini has served as one of our directors since April 2004. Mr. Sonsini has been a partner of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., since 1969 and has served as its Chairman and Chief Executive Officer for more than the past five years. Mr. Sonsini is also a member of the Boards of Directors of Brocade Communications Systems, Inc., Echelon Corporation, Lattice Semiconductor Corporation, LSI Logic Corporation, PIXAR, Inc. and Silicon Valley Bancshares.

Board Composition

      Our board of directors currently consists of seven members, who are currently subject to election at our annual meeting of stockholders.

      Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

     Committees of the Board of Directors

      As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

      Audit Committee. Our audit committee is comprised of R. Douglas Norby (chairman), Charles A. Haggerty and Matthew J. O’Rourke, each of whom meets the requirements for independence set forth by the corporate governance listing standards of the New York Stock Exchange and by the rules and regulations of the SEC. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee is responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

      Compensation Committee. Our compensation committee is comprised of Charles A. Haggerty (chairman) and Gregorio Reyes, each of whom meets the requirements for independence set forth by the corporate governance listing standards of the New York Stock Exchange. Furthermore, Messrs. Haggerty and Reyes are “outside” directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and are “non-employee” directors within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee is responsible for, among other things, reviewing, approving and making recommendations to our board of directors relating to the compensation policy for our employees, officers, directors and consultants and to make grants under and administer our equity compensation plans.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Gregorio Reyes (chairman) and Matthew J. O’Rourke, each of whom meets the requirements for independence set forth by the corporate governance listing standards of the New York Stock Exchange. The nominating and corporate governance committee is responsible for, among other things, assisting the board of directors in meeting appropriate governance standards.

Director Compensation

      Non-employee directors will receive cash remuneration for serving on the board of directors, which consists of a retainer of $30,000 and $2,000 for each board meeting attended in person ($1,000 per each meeting attended by phone). The lead director of the board of directors will receive a retainer of $5,000, the audit committee chairman will receive a retainer of $7,000 and each audit committee financial expert will receive a retainer of $5,000. Each member of the audit committee will receive $1,000 for each meeting attended.

      Our non-employee directors will receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee director will receive an option to purchase 25,000 shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option to purchase 15,000 shares on the last business day of each subsequent fiscal year, provided that he or she is a non-employee director on that day and has served as a non-employee director for the entire preceding fiscal year. In addition, each new non-employee director will receive an automatic, non-discretionary grant of 2,500 shares of restricted stock on the date he or she first becomes a non-employee director.

Compensation Committee Interlocks and Insider Participation

      Our compensation committee makes all compensation decisions regarding our executive officers. No interlocking relationship exists between any member of our compensation committee and any member of any other company’s board of directors or compensation committee.

Stock Ownership of Directors and Executive Officers

      All of our common stock is currently owned by LSI Logic Corporation, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of LSI Logic Corporation common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of LSI Logic Corporation common stock.

      The following table sets forth the number of shares of LSI Logic Corporation common stock beneficially owned on March 31, 2004 by each director, each of the executive officers named in the Summary Compensation Table in the “Executive Compensation” section below, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of LSI Logic Corporation common stock outstanding as of March 31, 2004 was 382,020,997.

	Shares of
	LSI Logic Corporation
	Beneficially Owned

Name and Address of Beneficial Owner	Number	Percentage

Wilfred J. Corrigan(1)	15,051,764	3.9
Thomas Georgens(2)	793,850	*
William H. Kurtz	0	—
Flavio Santoni(3)	44,788	*
Ronald L. Engelbrecht(4)	202,857	*
David E. Sanders(5)	369,357	*
Charles A. Haggerty	0	—
R. Douglas Norby(6)	97,456	*
Matthew J. O’Rourke(7)	130,000	*
Gregorio Reyes(8)	100,000	*
Larry W. Sonsini(9)	98,089	*
All current directors and executive officers as a group (11 persons)(10)	16,888,161	4.3

*	Less than one percent.

(1)	Includes 182,706 shares held by a charitable trust and 70,000 shares held by a trust for the benefit of Mr. Corrigan’s grandchildren. Includes options held by Mr. Corrigan to purchase 5,575,000 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(2)	Includes options held by Mr. Georgens to purchase 762,500 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(3)	Includes options held by Mr. Santoni to purchase 37,500 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(4)	Includes options held by Mr. Engelbrecht to purchase 196,274 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(5)	Includes options held by Mr. Sanders to purchase 309,584 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(6)	Includes options held by Mr. Norby to purchase 75,000 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(7)	Represents options held by Mr. O’Rourke to purchase 130,000 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(8)	Includes 10,000 shares held in trust and 25,000 shares held by Reyes Partnership 4, of which Mr. Reyes is the general partner. Includes options held by Mr. Reyes to purchase 65,000 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.
(9)	Includes options held by Mr. Sonsini to purchase 97,500 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.

(10)	Includes options to purchase an aggregate of 7,248,358 shares, which are presently exercisable or will become exercisable within 60 days of March 31, 2004.

Executive Compensation

Summary Compensation Table

      The following table sets forth all compensation paid for services rendered in all capacities to us during the fiscal year ended December 31, 2003, to our chief executive officer and our three next most highly compensated executive officers, to whom we refer to collectively as the named executive officers in this prospectus, each of whose compensation exceeded $100,000 in fiscal 2003. All information is based on the salary and bonus compensation information from LSI Logic Corporation and its subsidiaries.

				Long-Term
				Compensation
				Awards(2)
		Annual
		Compensation		Securities
	Fiscal			Underlying	All Other
Name and Principal Position(1)	Year	Salary	Bonus	Options(3)	Compensation(4)

Thomas Georgens	2003	$350,002	$270,000	250,000	$7,195
President	2002	323,090	210,000	100,000	6,814
	2001	323,090	0	150,000	8,490
Flavio Santoni	2003	272,856	162,500	225,000	6,636
Senior Vice President, Worldwide	2002	256,938	110,000	0	6,523
Sales, Marketing and Customer	2001	216,360	0	225,000	8,393
Support
Ronald L. Engelbrecht	2003	214,856	90,000	80,000	8,988
Vice President, Worldwide	2002	204,630	60,000	50,000	9,373
Engineering and Operations	2001	200,013	0	75,000	9,471
David E. Sanders	2003	264,800	35,000	73,334	8,962
Vice President, General Counsel	2002	260,000	15,000	30,000	9,362
and Secretary	2001	250,000	0	75,000	9,582

(1)	Mr. Kurtz was appointed Senior Vice President and Chief Financial Officer in March 2004 and was not employed by LSI Logic Corporation or any of its affiliates prior to this time.
(2)	We have not granted any stock appreciation rights, restricted stock awards or long-term incentive plan awards to executive officers.
(3)	The stock options listed in the table represent options to purchase LSI Logic Corporation common stock. See “Executive Compensation— Option Grants in Fiscal 2003” for additional information regarding options to purchase LSI Logic Corporation common stock granted during fiscal 2003.
(4)	Represents 401(k) plan contributions and group life insurance premiums.

Option Grants in Fiscal 2003

      The following table sets forth certain information concerning grants of LSI Logic Corporation common stock options to the executive officers named in our Summary Compensation Table for the fiscal year ended December 31, 2003.

	Individual Grants(1)				Potential Realizable
					Value at Assumed
		% of Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees in	Exercise or		Option Term
	Options	Fiscal	Base Price	Expiration
Name	Granted	Year	Per Share	Date	5%	10%

Thomas Georgens	250,000	1.2	$5.06	03/20/2013	$795,552	$2,016,084
Flavio Santoni	100,000	0.5	5.06	03/20/2013	$318,221	$806,434
Flavio Santoni	50,000	0.2	5.06	03/20/2013	$159,110	$403,217
Flavio Santoni	75,000	0.4	9.46	08/13/2013	$446,201	$1,130,760
Ronald L. Engelbrecht	50,000	0.2	5.06	03/20/2013	$159,110	$403,217
Ronald L. Engelbrecht	30,000	0.1	9.46	08/13/2013	$178,480	$452,304
David E. Sanders	33,334	0.2	5.06	03/20/2013	$106,076	$268,817
David E. Sanders	40,000	0.2	9.46	08/13/2013	$237,974	$603,072

(1)	This table details grants of options to purchase common stock of LSI Logic Corporation. None of our executive officers received options to purchase Engenio common stock in the fiscal year ended December 31, 2003.

     All LSI Logic Corporation stock options granted to named executive officers in fiscal 2003 vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and yearly thereafter. Under the LSI Logic Corporation 1991 Equity Incentive Plan and 1999 Nonstatutory Stock Option Plan, the LSI Logic Corporation board retains discretion to modify the terms of outstanding options. The percentage of total options granted was based on an aggregate number of options to purchase 20,015,944 shares of LSI Logic Corporation common stock granted to LSI Logic Corporation’s employees and executive officers in fiscal 2003.

      Options were granted at an exercise price equal to the fair market value of LSI Logic Corporation common stock on the date of grant.

      The table sets forth the hypothetical gains or “option spreads” that would exist for the option at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted until the expiration of the ten-year option term. The 5% and 10% assumed rates are promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices or stock price growth.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table sets forth certain information regarding the value of LSI Logic Corporation options held by the executive officers named in the Summary Compensation Table as of December 31, 2003. None of these individuals exercised stock options in 2003.

	Number of
	Securities Underlying		Value of Unexercised
	Unexercised Options		in-the-Money Options
	at December 31, 2003(1)		at December 31, 2003

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas Georgens	600,000	462,500	$0	$952,500
Flavio Santoni	0	225,000	0	571,500
Ronald L. Engelbrecht	152,524	155,000	53,143	190,500
David E. Sanders	275,000	133,334	0	127,003

(1)	This table presents information regarding options to purchase LSI Logic Corporation common stock. None of our executive officers received or owned any options to purchase Engenio common stock in the fiscal year ended December 31, 2003.

     The value received is calculated as the market value of LSI Logic Corporation common stock at the exercise date minus the exercise price. The value of unexercisable in-the-money options is deemed to be the market value at fiscal year end minus the exercise price. The fair market value of LSI Logic Corporation common stock on December 31, 2003, was $8.87 per share.

Recent Option and Restricted Stock Grants

      The following table sets forth certain information concerning grants of Engenio stock options to each of the executive officers named in our Summary Compensation Table.

	Number of Securities	Exercise or
	Underlying Options	Base Price	Expiration
Name	Granted	Per Share	Date

Thomas Georgens	1,000,000	$10.00	02/12/11
William H. Kurtz	225,000	$10.00	03/01/11
Flavio Santoni	200,000	$10.00	02/12/11
Ronald L. Engelbrecht	150,000	$10.00	02/12/11
David E. Sanders	100,000	$10.00	02/12/11

      All Engenio stock options granted to the officers listed above vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and yearly thereafter. Each of the above-listed options was granted on February 12, 2004, except for Mr. Kurtz’s option, which was granted on March 1, 2004.

      Mr. Kurtz was also granted 25,000 restricted shares of our Class A common stock, which vest as to 50% at the end of each year from the date of grant.

      In addition, each of our non-employee directors (Messrs. Haggerty, Norby, O’Rourke, Reyes and Sonsini) received an automatic, non-discretionary option to purchase 25,000 shares of our Class A common stock on the date of their appointment to our board of directors, which was April 6, 2004 in the case of Messrs. Haggerty, Norby, Reyes and Sonsini and May 6, 2004 in the case of Mr. O’Rourke. Each option will fully vest one year from the date of grant, if the non-employee director remains a director through such date. Each non-employee director was also granted 2,500 restricted shares of our Class A common stock, which fully vest one year from the date of grant if the non-employee director remains a director through such date.

Change-in-Control Severance Agreements

      In April 2004, we entered into identical change-in-control severance agreements with each of the executive officers named in our Summary Compensation Table, as well as with Mr. Kurtz. Each agreement provides that if there is an involuntary termination (as defined) of the executive officer’s employment other than for cause within 12 months after a change-in-control, the officer is entitled to acceleration of any unvested portion of his equity compensation that was granted by us at least six months prior to the change-in-control. The agreements do not provide for any acceleration of any unvested portion of equity compensation received from LSI Logic Corporation. In addition, the officer will be entitled to receive severance benefits in a lump sum payment within seven days of such an involuntary termination equal to his base salary (as in effect immediately prior to the change-in-control) for a period of 24 months, plus 200% of his target bonus for the year in which the change-in-control occurs. Upon such an involuntary termination, each such officer also will be entitled to continued health, dental and vision coverage benefits for a period of 24 months, provided COBRA coverage is timely elected by the officer, and to continued life insurance benefits for a period of 18 months. If any of the officers is subject to an excise tax as a result of such payments and benefits, we will provide him with a gross-up payment in an amount not to exceed the sum of his base salary as in effect immediately before the change-control plus his target bonus for the year in which the change-in-control occurs.

      The following table sets forth certain information concerning acceleration of vesting of equity compensation and severance payments to be made to each of our executive officers, upon involuntary termination of employment of each of our executive officers other than for cause within 12 months after a change-in-control. The amounts set forth in the table assume that a change-in-control occurs immediately after the effective date of this offering.(1)(2)

	Number of Securities	Amount of Severance	Amount of Severance
	for which Vesting Shall	Payment Equal to 24	Payment Equal to 200%
Name	be Accelerated (3)	Months of Base Salary (4)	of Target Bonus (5)

Thomas Georgens	—	$900,000	$900,000
William H. Kurtz	—	$600,000	$300,000
Flavio Santoni	—	$600,000	$300,000
Ronald L. Engelbrecht	—	$460,000	$230,000
David E. Sanders	—	$560,000	$224,000

(1)	This table includes vesting acceleration and severance payments of base salary and bonus to which the executives would be entitled upon a change-in-control. The table does not include health, dental, vision, life insurance benefits or limited Section 280G gross up payment the executives would or might be entitled to receive upon a change-in-control that occurs after the effective date of this offering.

(2)	The vesting acceleration and severance payments of the executives are not triggered unless a change-in-control occurs after the effective date of this offering. Consequently, we have assumed that the change-in-control would occur immediately after the effective date.

(3)	None of our executive officers was granted equity compensation more than six months prior to the estimated effective date of this offering (i.e., the assumed change-in-control date), and there is no acceleration of vesting as to equity compensation granted within six months prior to a change-in-control. However, if the change-in-control were to occur on or after August 12, 2004 and within the term of the agreement, the options that were granted on February 12, 2004 to the following executives would be included in the column above to which this footnote relates: (a) Mr. Georgens — 1,000,000; (b) Mr. Santoni — 200,000; (c) Mr. Engelbrecht -150,000; and (d) Mr. Sanders — 100,000. In addition to the foregoing, if the change-in-control were to occur on or after September 1, 2004 and within the term of the agreement, the option grant of 225,000 shares and the restricted stock grant of 25,000 shares that were made on March 1, 2004 to Mr. Kurtz would also be included in the column above to which this footnote relates. No equity in LSI Logic held by the executives would accelerate as a result of a change-in-control of the Company under the Company Change-in-Control Severance Agreements.

(4)	Amounts in this column reflect a lump sum payment equal to 24 months of the executives’ anticipated base salary in effect as of the effective date of the offering. We have used the effective date of the offering as the date for base salary because it is anticipated that the executives will receive a new salary at that time.

(5)	Amounts in this column reflect a lump sum payment equal to 200% of the anticipated target bonus in effect as of the effective date of the offering. We have used the effective date of the offering as the date for the target bonus because it is anticipated that the executives will receive a new target bonus at that time.

Treatment of LSI Logic Corporation Options and Purchase Rights

Outstanding LSI Logic Corporation Options

      Employees who are eligible to participate in LSI Logic Corporation’s stock option plans will retain that eligibility until the date, if any, on which LSI Logic Corporation distributes our Class B common stock to its stockholders, referred to as the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). At such time, each of our employees will be deemed terminated from LSI Logic Corporation for purposes of the LSI Logic Corporation stock option plans and each employee will have a limited period of time during which to exercise his or her vested options as is indicated in his or her stock option agreement (generally, a period of 90 days after termination). At the time of the distribution (or if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock), each unvested option to purchase shares of LSI Logic Corporation common stock held by our employees will immediately terminate. Each outstanding and vested option held by our employees will be adjusted to maintain the same option value immediately before and immediately after the transaction. This will be accomplished by adjusting the number of shares of LSI Logic Corporation common stock subject to each outstanding, vested option held by our employees, as well as the exercise price of each such option, using an adjustment formula based upon a ratio of (a) the opening per-share price of LSI Logic Corporation common stock on the first trading day after the distribution to (b) the closing per-share price of LSI Logic Corporation common stock on the last trading day before the distribution. The numbers of shares subject to the options will be rounded down to the nearest whole number and the exercise price per share will be rounded up to the nearest whole cent. Each outstanding stock option (vested or unvested) held by an employee who is remaining with LSI Logic Corporation will be subject to the same adjustment.

Outstanding Purchase Rights Under the LSI Logic Corporation Employee Stock Purchase Plan

      In accordance with discretion provided to LSI Logic Corporation under the terms of its stock purchase plan, LSI Logic Corporation has removed us as a subsidiary designated for participation in offering periods under its stock purchase plan that begin on or after the earlier of the effective date of this offering or November 15, 2004. This means that our employees will not be eligible to participate in offering periods under the LSI Logic Corporation stock purchase plan that begin on or after the earlier of the effective date of this offering or November 15, 2004. However, our employees will be able to remain as participants in offering periods already underway at that time, until the earlier to occur of the expiration of the offering period or the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). At such time, our employees will cease to be eligible to participate in the plan and no further payroll deductions will be made. In addition, outstanding rights to purchase shares of LSI Logic Corporation common stock under LSI Logic Corporation’s employee stock purchase plan will be terminated and any amounts withheld will be refunded. Each employee who is remaining with LSI Logic Corporation will remain eligible for ongoing participation in the LSI Logic Corporation employee stock purchase plan, subject to the terms and conditions of the plan. LSI Logic Corporation has provided that our employees will be eligible to participate in a special purchase period ending in November 2004 or on the effectiveness of this offering, if earlier.

      Upon and after the distribution (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock), outstanding rights to purchase shares of LSI Logic Corporation common stock under the LSI Logic Corporation employee stock purchase plan held by employees remaining with LSI Logic Corporation will continue in effect. Each such purchase right will be subject to the terms and conditions set forth in the LSI Logic Corporation employee stock purchase plan, except that the purchase price and number of shares subject to each purchase right will be adjusted to maintain the same value immediately before and immediately after the transaction. This will be accomplished by using a conversion formula based upon a ratio of (a) the opening per-share price of LSI Logic Corporation common stock on the first trading day after the distribution to (b) the closing per-share price of LSI Logic Corporation common stock on the last trading day before the distribution. The numbers of shares subject to the purchase right will be rounded down to the nearest whole number and the exercise price per share will be rounded up to the nearest whole cent.

Incentive Plans

2004 Equity Incentive Plan

      Our board of directors adopted our 2004 Equity Incentive Plan in February 2004, and our sole stockholder approved the 2004 Equity Incentive Plan in February 2004. The 2004 Equity Incentive Plan became effective upon adoption by our board of directors. The 2004 Equity Incentive Plan provides for the grant of the following types of incentive awards: (1) stock options; (2) stock appreciation rights; (3) restricted stock; (4) performance units; and (5) performance shares, which we refer to individually as an Award.

      Number of Shares of Common Stock Available Under the 2004 Equity Incentive Plan. We have reserved a total of 7,500,000 shares of our common stock for grant under the 2004 Equity Incentive Plan. If an Award granted under the 2004 Equity Incentive Plan expires or is cancelled without having been fully exercised or vested, the unvested or cancelled shares generally will become available for future grants under our 2004 Equity Incentive Plan. Also, if we experience a stock dividend, reorganization or other change in our capital structure, including a merger or consolidation, a committee of our board of directors, which we refer to as the “Committee,” has discretion to adjust the number of shares available under the 2004 Equity Incentive Plan, the outstanding Awards, and the per-person limits on Awards, as appropriate to reflect the stock dividend or other change.

      Administration of the 2004 Equity Incentive Plan. The Committee administers the 2004 Equity Incentive Plan. Members of the Committee must qualify as “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and “outside directors” under Section 162(m) of the Internal Revenue Code of 1986, as amended. Subject to the terms of the 2004 Equity Incentive Plan, the Committee has sole discretion to select the employees, directors and consultants who will receive Awards, determine the terms and conditions of Awards and interpret the provisions of the 2004 Equity Incentive Plan for outstanding Awards.

      Options. The Committee may grant nonqualified stock options and incentive stock options under the 2004 Equity Incentive Plan. The number of shares covered by each option will be determined by the Committee, but no participant may be granted options covering more than 1,500,000 shares during any of our fiscal years. The Committee determines the exercise price of options granted under the 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock must be at least 110% of the fair market value of our common stock on the grant date.

      The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years. Nonstatutory options generally terminate on the earlier of: (1) the date set forth in the option agreement or (2) ten years from the date of grant.

      After termination of one of our employees, he or she may exercise his or her option for the period of time stated in the option agreement to the extent vested. However, in no event may an option be exercised later than the expiration of its term.

      Automatic Option Grants to Outside Directors. Our non-employee directors will receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee director will receive an option to purchase 25,000 shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option to purchase 15,000 shares on the last business day of each subsequent fiscal year, provided that he or she is a non-employee director on that day and has served as a non-employee director for the entire preceding fiscal year.

      The exercise price for each option granted to a non-employee director pursuant to the automatic grant provision is equal to 100% of the fair market value of the shares covered by the option on the date of grant. The options granted to a non-employee director pursuant to the automatic grant provision vest in full on the first anniversary of the applicable grant date. Generally, when a participant ceases to be a non-employee director (other than due to death) all of the participant’s unexercisable options shall terminate. Upon a non-employee director’s death, all of his or her options vest in full.

      Options granted to non-employee directors generally expire no later than ten years after the date of grant. If a non-employee director terminates his or her service on the board prior to an option’s normal expiration date, the period of exercisability varies, depending on the reason for the termination. However, the option may not be exercised later than the original expiration date (except in the cases of death, in which case the non-employee director’s option would remain exercisable for one year after the date of death).

      Automatic Restricted Stock Grants to Outside Directors. Each new non-employee director will receive an automatic, non-discretionary grant of 2,500 shares of restricted stock on the date he or she first becomes a non-employee director. The grants of restricted stock will be subject to restrictions on any transfer of the shares, which restrictions will lapse in full on the first anniversary of the applicable grant date. Upon a non-employee director’s death, all restrictions on his or her restricted stock will lapse in full.

      Stock Appreciation Rights. A stock appreciation right is the right to receive the appreciation in the fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or in shares of our common stock. Stock appreciation rights become exercisable at the times and on the terms established by the Committee. During any of our fiscal years, no participant may be granted stock appreciation rights covering more than 500,000 shares.

      Restricted Stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Committee. The number of shares of restricted stock granted to any employee will be determined by the Committee, but during any of our fiscal years, no participant may be granted more than 500,000 shares of restricted stock. The Committee may impose whatever conditions to vesting it determines to be appropriate. For example, the Committee may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to our right of repurchase or forfeiture.

      Performance Units, Performance Shares. Performance units and performance shares are Awards that will result in a payment to a participant only if goals established by the Committee are achieved or the Awards otherwise vest. The Committee will establish organizational or individual goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. During any of our fiscal years, no participant may receive performance units with an initial value greater than $1,000,000, and no participant shall receive more than 500,000 performance shares. Performance units shall have an initial dollar value established by the Committee on or before to the grant date. Performance shares shall have an initial value equal to the fair market value of a share of our common stock on the grant date.

      Transferability of Awards. Our 2004 Equity Incentive Plan generally does not allow for the transfer of Awards, and all rights with respect to an Award granted to a participant generally shall be available during a participant’s lifetime only to the participant.

      Amendment and Termination of the 2004 Equity Incentive Plan. The Committee has the authority to amend, suspend or terminate our 2004 Equity Incentive Plan, provided it does not alter or impair any rights or obligations under any Award previously granted under our 2004 Equity Incentive Plan. Our 2004 Equity Incentive Plan shall remain in effect unless and until it is terminated by our board of directors. However, no incentive stock options may be granted under the 2004 Equity Incentive Plan after February 2014.

     Employee Stock Purchase Plan

      Our board of directors adopted the Employee Stock Purchase Plan, which we refer to as the “ESPP,” in February 2004, and our sole stockholder approved the ESPP in February 2004. The ESPP provides eligible employees, including employees of participating subsidiaries, with the opportunity to purchase shares of our common stock through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The ESPP will become active only on or after our employees cease to be eligible to participate in LSI Logic Corporation’s employee stock purchase plan, unless we and LSI Logic Corporation agree to an earlier date. We currently anticipate that the ESPP will become active upon the effective date of this offering.

      Eligibility. Most of our employees and employees of participating subsidiaries will be eligible to participate in the ESPP. However, employees who have the right to acquire five percent or more of the voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the ESPP. In addition, under the terms of the ESPP, a committee appointed by our board of directors, which we refer to as the “Committee,” may exclude one or more of the following groups of employees: (1) employees that have not completed the required length of service with us if any, as determined by the Committee (but not in excess of two years); (2) employees that are normally scheduled to work no more than 20 hours per week or five months per calendar year (or lesser periods of time determined by the Committee); (3) employees that are officers, managers or highly compensated employees.

      Number of Shares of Common Stock Available Under the ESPP. We have reserved a total of 1,500,000 shares of common stock for issuance pursuant to the ESPP. In the event of any stock split, reorganization or other change in our corporate structure affecting our shares, the Committee may adjust the number, kind and purchase price of the shares available for purchase under the ESPP and the maximum number of shares subject to any option under the ESPP.

      Administration, Amendment and Termination. The Committee administers the ESPP. The members of the Committee serve at the pleasure of the board of directors. Subject to the terms of the ESPP, the Committee has all discretion and authority necessary or appropriate to control and manage the operation and administration of the ESPP. The Committee may delegate one or more of the functions of the Committee under the ESPP. The decisions of the Committee are final and binding.

      Enrollment and Contributions. Eligible employees voluntarily elect whether or not to enroll in the ESPP; however, for the first option period, eligible employees will be automatically enrolled and will elect whether or not to continue in that option period. Employees join for an option period of twelve months, unless the Committee sets a longer or shorter period of time. Employees who have joined the ESPP automatically are re-enrolled for additional overlapping twelve-month periods; provided, however, that an employee may cancel his or her participation at any time. Employees contribute to the ESPP through payroll deductions. Participating employees generally may contribute from 1% to 15% of their eligible compensation through after-tax payroll deductions. Eligible compensation includes a participant’s regular and recurring straight time earnings, but does not include other compensation such as overtime, shift premiums, bonuses, commissions and incentive compensation and payments. From time to time, the Committee may establish a different maximum permitted contribution percentage, change the definition of eligible compensation, or change the length of the option periods (but in no event may any enrollment period exceed 27 months). The ESPP permits participants to increase or decrease their contribution percentages during an option period (but generally not below 1%); however, the Committee may set limits as to the number of increases and decreases permissible during an option period.

      Purchase of Shares. Each twelve-month option period is composed of two six-month purchase periods. On the last business day of each six-month purchase period, we use each participating employee’s payroll deductions to purchase shares of our common stock for the employee. However, on any purchase date, no employee may purchase more than 1,000 shares of stock. Except for the first option period, the price of the shares purchased will be 85% of the lower of: (1) the stock’s market value on the first day of the option period; or (2) the stock’s market value on the last day of the purchase period. For the first option period, the price of the shares purchased will be 85% of the lower of (1) the price of stock under this offering; or (2) the stock’s market value on the last day of the purchase period. Market value for this purpose means the closing price of our common stock on the New York Stock Exchange for the day in question. The Committee has discretion to change this limit without a formal amendment to the ESPP. Also, in any single calendar year, no employee may purchase more than $25,000 of common stock (based on the fair market value on the applicable enrollment date(s)).

      Termination of Participation. Participation in the ESPP terminates when a participating employee’s employment with us or any participating subsidiary ceases for any reason, the employee withdraws from the ESPP, or we terminate or amend the ESPP such that the employee no longer is eligible to participate.

      Amendment and Termination of the ESPP. The Committee or our board of directors may amend or terminate the ESPP at any time and for any reason. However, as required by Section 423 of the Internal Revenue Code, our stockholders must approve certain material amendments.

     401(k) Plan

      All of our eligible employees will be able to continue to participate in LSI Logic Corporation’s 401(k) plan until the distribution date (or, if earlier, (1) the date on which we cease to be controlled by LSI Logic Corporation for purposes of the relevant sections of the Internal Revenue Code; that is, the date upon which LSI Logic Corporation ceases to own at least 80% of the total combined voting power of all classes of our stock with respect to the election of directors; or (2) such earlier date as we and LSI Logic Corporation mutually agree). Assets held in the accounts of our employees under the LSI Logic Corporation 401(k) plan will be transferred to our 401(k) plan within 90 days after our employees cease to be eligible to participate in LSI Logic Corporation’s 401(k) plan.

Limitations on Liability and Indemnification Matters

      We have adopted provisions in our certificate of incorporation that will limit the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Under Delaware law, a certificate of incorporation may provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      The limits on a director or officer’s liability in our certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our certificate of incorporation together with our bylaws will provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

      We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

      At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Related Party Transactions

      We are a subsidiary of LSI Logic Corporation. For a discussion of certain transactions between LSI Logic Corporation and us, see “Arrangements Between Engenio Information Technologies, Inc. and LSI Logic Corporation.”

      We sell various modular storage systems to LSI Logic Corporation at prices an unrelated third party would pay for such products. Hardware products include controller modules, drive/command modules and related parts and kits in addition to management software. Sales to LSI Logic Corporation were $2.8 million, $1.9 million and $3.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, and $0.4 million for each of the quarters ended March 31, 2004 and March 31, 2003.

      We purchase products, primarily integrated circuits, from LSI Logic Corporation at prices that we believe an unrelated third party would pay for such products. These purchases totaled $0.8 million, $3.9 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, and $0.2 million for each of the quarters ended March 31, 2004 and March 31, 2003.

      At this time, we have not determined the period of time during which we will continue our purchase and sale relationship with LSI Logic Corporation, nor have we determined the likely amounts of future purchases from or sales to LSI Logic Corporation. If we decide to continue our purchase and sale relationship with LSI Logic Corporation, however, we generally expect that the amounts of purchases and sales would not differ materially from the amounts in the past three years.

ARRANGEMENTS BETWEEN ENGENIO INFORMATION TECHNOLOGIES, INC. AND

LSI LOGIC CORPORATION

      We have provided below a summary description of the executed master separation agreement along with the key ancillary agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Master Separation Agreement

      The master separation agreement contains the framework with respect to our separation from LSI Logic Corporation, and it provides for the execution of various ancillary agreements that further specify the terms of the separation.

      The Separation and Ancillary Agreements. The various ancillary agreements that are exhibits to the separation agreement and which detail the separation and the various interim and ongoing relationships between LSI Logic Corporation and us following the separation date of December 31, 2003 include:

•	a general assignment and assumption agreement;

•	an intellectual property agreement;

•	an employee matters agreement;

•	a tax sharing agreement;

•	a transition services agreement;

•	a real estate matters agreement;

•	an indemnification and insurance matters agreement; and

•	an investor rights agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements will govern. These agreements are described more fully below.

      Information Exchange. Both LSI Logic Corporation and we have agreed to share information relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental, would violate any law or agreement or would effect a waiver of any attorney-client privilege. In furtherance of this, both LSI Logic Corporation and we have agreed as follows:

•	Each party has agreed to maintain adequate systems and controls (including internal accounting and disclosure controls) to allow the other party to prepare its own financial statements and satisfy its own reporting obligations, including any certification, disclosure and reporting requirements under the federal securities laws, the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations.

•	Each party will retain records beneficial to the other party for a specified period of time, in accordance with the policies set forth in LSI Logic Corporation’s official records retention policy in effect as of the separation date. If either LSI Logic Corporation or we decide to destroy certain records relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

•	Each party will use commercially reasonable efforts to provide the other party with access to directors, officers, employees, other personnel and agents who may be used as witnesses, and books, records and other documents which may reasonably be required, in connection with legal, administrative or other proceedings.

      Auditing Practices. So long as LSI Logic Corporation is required to consolidate our results of operations and financial position, we have agreed to:

•	not select a different independent registered public accounting firm from that used by LSI Logic Corporation without LSI Logic Corporation’s consent, unless we are required to engage a different independent accounting firm in order to comply with laws regarding auditor independence and qualifications;

•	use reasonable commercial efforts to enable our auditors: to date their opinion on our audited annual financial statements on the same date that LSI Logic Corporation’s auditors date their opinion on LSI Logic Corporation’s financial statements, and to complete their quarterly review procedures on our quarterly financial statements on the same date that LSI Logic Corporation’s auditors complete their quarterly review procedures on LSI Logic Corporation’s quarterly financial statements;

•	exchange all relevant information needed to prepare annual and quarterly financial statements;

•	instruct our auditors to make available to LSI Logic Corporation’s auditors both the personnel who performed or will perform our annual audits and quarterly reviews and also the work papers related to our annual audits and quarterly reviews;

•	grant each other’s internal auditors access to each other’s records; and

•	notify each other of any change in accounting principles.

      Expenses. We and LSI Logic Corporation will each bear our own internal costs incurred in consummating the separation.

      Dispute Resolution. If problems arise between us and LSI Logic Corporation, we have agreed to the following procedures:

•	The parties shall first make a good faith effort to first resolve the dispute through negotiation.

•	If negotiations fail, the parties shall attempt to resolve the dispute through non-binding mediation.

•	If mediation fails, the parties shall resort to binding arbitration in lieu of litigation. However, either party may initiate litigation at any time (without resorting to negotiation, mediation or arbitration) if the dispute relates to the breach of any confidentiality obligation or if interim judicial relief is necessary to prevent serious and irreparable injury to one of the parties or to others.

      No Representations and Warranties. Neither party is making any promises to the other regarding:

•	the value of any of our assets;

•	whether there is a lien or encumbrance on any of our assets;

•	the absence of defenses or freedom from counterclaims with respect to any claim transferred to us; or

•	the legal sufficiency of any conveyance of title to any of our assets.

      Confidentiality. Each party agrees that it shall treat as confidential and shall not disclose confidential information of the other party except in specific circumstances.

      Termination of the Agreement. At any time prior to the closing of this offering, LSI Logic Corporation in its sole discretion may terminate the separation agreement and all ancillary agreements. After the closing of this offering, LSI Logic Corporation and we must agree to the termination of the separation agreement and all ancillary agreements.

General Assignment and Assumption Agreement

      The general assignment and assumption agreement governs the transfer of assets and assumption of liabilities relating to our business, to the extent that the other ancillary agreements do not provide for the specific transfer of those assets or the assumption of those liabilities. The agreement also describes when and how these transfers and assumptions will occur.

      Transfer of Assets. Effective on the separation date and except as provided in any other ancillary agreement, LSI Logic Corporation transferred to us all assets (which are not believed to be material) that it held relating to our business, to the extent that LSI Logic Corporation had, prior to the separation date, any right, title or interest in such assets.

      Assumption of Liabilities. Effective on the separation date and except as provided in any other ancillary agreement, we assumed liabilities (which are not believed to be material) from LSI Logic Corporation relating to our business, to the extent that these liabilities were, prior to the separation date, liabilities held by LSI Logic Corporation.

      Timing of the Transfer of Assets and Assumption of Liabilities. The transfer of assets and the assumption of liabilities were effective as of the separation date. However, the transfer of certain incidental international assets and the assumption of certain international liabilities will be accomplished through agreements entered into between international subsidiaries. The general assignment and assumption agreement acknowledges that circumstances in jurisdictions outside of the United States may require the timing of the international separation to be delayed past the separation date.

      Methods of Transfer and Assumption. Each party has agreed to execute and deliver to the other party those bills of sale, certificates of title, assignments of contracts and other instruments of transfer and assumption, to the extent necessary to complete the LSI Logic Corporation’s transfer of assets and our assumption of liabilities relating to our business.

      Procedures with Respect to Obtaining Approvals and Consents. If the transfer of assets or assignment of contracts would violate any laws or require any third-party consents, then such transfer or assignment shall be deemed deferred until the appropriate impediments to transfer are removed and/or the consents obtained. With respect to those contracts for which consents are required and not initially obtained, the parties shall use reasonable commercial efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation. In addition, until such consents, substitutions or amendments are obtained, the parties shall determine a reasonable method (such as a sub-license from one party to the other) of providing the benefits of those contracts to us.

      Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

Intellectual Property Agreement

Overview

      The intellectual property agreement provides mechanisms such that the technology and intellectual property rights that relate only to our business but to which LSI Logic Corporation has legal title or that are licensed by LSI Logic Corporation reside with us. This technology and intellectual property includes software and other technology, the copyrights in that software and technology, associated invention disclosures and other trade secrets, and patents, patent applications, trademarks and domain names. The intellectual property agreement provides that, where legal title to technology and intellectual property allocated to us is owned by LSI Logic Corporation, LSI Logic Corporation will transfer and assign to us the legal title in that technology and intellectual property.

      In addition to the allocations of technology and intellectual property, pursuant to the intellectual property agreement, LSI Logic Corporation grants us non-exclusive licenses under patents and other intellectual property rights included in our products or used in our business. LSI Logic Corporation also grants us a right to use, for a limited time, specified LSI Logic Corporation trademarks related to or used to identify our business or products but not owned by us. We grant LSI Logic Corporation a non-exclusive license, under our patent and other intellectual property rights, to operate and conduct LSI Logic Corporation’s retained businesses.

      Finally, the intellectual property agreement includes restrictions on LSI Logic Corporation competing with us for eighteen months after our divestiture by LSI Logic Corporation.

     Allocation of Technology and Intellectual Property

      Under the intellectual property agreement, all tangible technology in our possession remains in our possession. LSI Logic Corporation may request, however, that we deliver to LSI Logic Corporation any technology in our possession and not related to our business. We continue to own the intangible copyright rights embodied in or constituting our products or other technology allocated to us. LSI Logic Corporation has waived any interest in such rights.

      We have agreed with LSI Logic Corporation on a list of patents and patent applications that are part of our business, in most cases because the inventors were engaged in our business at the time of invention. These patents and patent applications are listed in the intellectual property agreement. To the extent any of our patents or patent applications are registered in the name of LSI Logic Corporation, LSI Logic Corporation has agreed to execute formal assignments with the appropriate registration authorities. Additional patents and patent applications may be included on the list of patents and patent applications owned by us if within the first two years after the intellectual property agreement is executed, it is determined that the inventors of the claimed technology in the patent or patent application were engaged in our business and not LSI Logic Corporation’s retained businesses at the time of invention.

      Similarly, we have agreed with LSI Logic Corporation on a list of trademarks and domain names that are associated with our business and not with LSI Logic Corporation’s retained businesses. These are listed as part of the intellectual property agreement and are owned by us, along with associated goodwill and contract rights. To the extent any of our trademarks or domain names are registered in the name of LSI Logic Corporation, LSI Logic Corporation has agreed to undertake actions to transfer legal ownership or registration rights to us. Additional trademarks and domain names may be included on the list of trademarks and domain names owned by us if within the first two years after the intellectual property agreement is executed it is determined that those trademarks and domain names were associated with our business and not LSI Logic Corporation’s retained businesses at the time of creation.

     Licenses from LSI Logic Corporation to Us

      Under the intellectual property agreement, LSI Logic Corporation grants us a non-exclusive license under listed patents related to our storage systems business, and under any intellectual property rights other than patents that are embodied in technology in our possession or used in our business, for exploiting our current and future products and services and otherwise conducting our business after the separation. Our rights under the listed patents to have our products made by third parties are limited to instances in which we furnish the design and specifications, are the purchaser, and identify the product with our trademarks. We may sublicense our rights under the license from LSI Logic Corporation, except that sublicenses under the patents may be only in connection with providing other technology and not on a stand-alone basis.

      LSI Logic Corporation also grants us another more limited license under all of its patents existing on the separation date and not included in the initial license. This license is non-transferable, does not include the right to sublicense, excludes storage components and excludes design, and designing, testing, packaging and fabricating integrated circuits. To the extent LSI Logic Corporation is able, LSI Logic Corporation also grants us rights under intellectual property rights it has obtained from third parties under identified license agreements.

      We have agreed with LSI Logic Corporation on a list of trademarks that are not allocated to us, but that are associated with our business. For these trademarks, LSI Logic Corporation grants us a license to use them in connection with specified products. Such license is for a period of two years after execution of the intellectual property agreement.

     Licenses from Us to LSI Logic Corporation

      Under the intellectual property license agreement, we grant LSI Logic Corporation a non-exclusive license, under technology and intellectual property rights allocated to us as of the effective date of the intellectual property agreement, to conduct its retained businesses. LSI Logic Corporation’s rights under the patents in the licenses to have its products made by third parties are limited to instances in which it furnishes the design and specifications, is the purchaser, and identifies the product with its trademarks. LSI Logic Corporation may sublicense patent rights included in the license only to an entity owned in part by LSI Logic Corporation, and only where LSI Logic Corporation has provided substantial additional technology in connection with the licensed patent rights.

      We have agreed to grant LSI Logic Corporation a license to our SANtricity Storage Manager software, under terms to be agreed.

     Restrictions on Competition

      Under the intellectual property license agreement, for a period of eighteen (18) months after the distribution date, LSI Logic Corporation agrees not to develop, manufacture or sell a product that is substantially similar to or a direct substitute for one of our existing products. However, LSI Logic Corporation is not restricted from selling semiconductor components or any other product it sells as of the separation, replacements or new versions of those products, or products from activities in which LSI Logic Corporation had substantially invested as of the separation, which includes, but is not limited to, LSI Logic Corporation’s line of MegaRAID board products designed for entry-level external direct attached storage applications.

     Third-Party Patent Licenses

      Also under the intellectual property agreement, we have identified a number of patent cross-license agreements to which LSI Logic Corporation is a party and under which we are likely to be receiving a benefit. LSI Logic Corporation has agreed to use reasonable efforts to facilitate extending to us the benefits and burden of these selected third-party patent cross licenses, through a sublicense or otherwise. We are responsible for payment of consideration required for that extension. We also unilaterally may determine not to have LSI Logic Corporation share such third-party patent cross licenses with us, such as in circumstances that we believe may adversely affect our patent portfolio or our business.

Employee Matters Agreement

      We have entered into an employee matters agreement with LSI Logic Corporation to allocate assets, liabilities and responsibilities relating to our current and former U.S. employees (as well as certain designated non-U.S. employees assigned to our business) and their participation in the employee benefits plans that LSI Logic Corporation currently sponsors and maintains.

      Our eligible employees generally will remain able to participate in LSI Logic Corporation’s benefit plans for a period of time after this offering. We intend to have our own benefit plans established by the time our employees no longer are eligible to participate in LSI Logic Corporation’s benefit plans. Once we have established our own benefit plans, we will have the ability to modify or terminate each plan in accordance with the terms of those plans and our policies. It is our intent that employees not receive duplicate benefits as a result of participation in our benefit plans and the corresponding LSI Logic Corporation benefit plans.

      Retirement Plans, Health & Welfare Plans and Other Benefits. All of our eligible employees will be able to continue to participate in LSI Logic Corporation’s health plans and 401(k) plan until the distribution date (or, if earlier, (1) the date on which we cease to be controlled by LSI Logic Corporation for purposes of the relevant sections of the Internal Revenue Code or (2) such earlier date as we and LSI Logic Corporation mutually agree). Assets held in the accounts of our employees under the LSI Logic Corporation 401(k) plan will be transferred to our 401(k) plan within 90 days after our employees cease to be eligible to participate in LSI Logic Corporation’s 401(k) plan.

      Our eligible employees will be able to continue to participate in all other LSI Logic Corporation benefit plans (other than the stock plans and stock purchase plan) until the distribution date or such earlier date as we and LSI Logic Corporation mutually agree.

      We intend to recognize prior service, compensation and other benefit determinations affecting eligibility and vesting under each of our benefit plans (other than our stock option plan and stock purchase plan) to the extent they were recognized under the corresponding LSI Logic Corporation benefit plan at the time of the distribution but only to the extent that the benefits being provided would not be duplicated.

      Stock Options. Employees who are eligible to participate in LSI Logic Corporation’s stock option plans will retain that eligibility until the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). At such time, each of our employees will be deemed terminated from LSI Logic Corporation employment for purposes of the LSI Logic Corporation stock option plans, and each outstanding option will be treated in accordance with that employee’s stock option agreement with LSI Logic Corporation. The LSI Logic Corporation stock option agreements generally provide that: (1) each outstanding, unvested LSI Logic Corporation stock option held by an employee will be forfeited upon the deemed date of his or her termination; and (2) each outstanding, vested LSI Logic Corporation stock option held by an employee will remain outstanding and exercisable for the period of time following the deemed termination that is indicated in his or her stock option agreement (generally, a period of 90 days after termination). In addition, the number of shares of LSI Logic Corporation common stock subject to each outstanding, vested option, as well as the exercise price of each such option, will be adjusted using an adjustment formula based upon a ratio of (a) the opening per-share price of LSI Logic Corporation common stock on the first trading day after the distribution to (b) the closing per-share price of LSI Logic Corporation common stock on the last trading day before the distribution. The numbers of shares subject to the options will be rounded down to the nearest whole number and the exercise price per share will be rounded up to the nearest whole cent.

      We have established a stock plan for our eligible employees. Pursuant to this stock plan, we may grant to our employees options to purchase our common stock and/or shares of our restricted stock, as well as other types of equity awards.

      Stock Purchase Plan. In accordance with discretion provided to LSI Logic Corporation under the terms of its stock purchase plan, LSI Logic Corporation has removed us as a subsidiary designated for participation in offering periods under its stock purchase plan that begin on or after the earlier of the effective date of this offering or November 15, 2004. This means that our employees will not be eligible to participate in offering periods under the LSI Logic Corporation stock purchase plan that begin on or after the earlier of the effective date of this offering or November 15, 2004. However, our employees will be able to remain as participants in offering periods already underway at that time, until the earlier to occur of the expiration of the offering period or the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). Once eligibility ceases, no further payroll deductions will be withheld pursuant to the LSI Logic Corporation stock purchase plan. LSI Logic Corporation, in its discretion, may amend its stock purchase plan to provide that our employees will be eligible to participate in a special purchase period ending on the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). Pursuant to its discretion under the stock purchase plan, LSI Logic Corporation has provided that our employees will be eligible to participate in a special purchase period ending in November 2004 or upon the effectiveness of this offering, if earlier.

      We have established a stock purchase plan for our eligible employees. We currently anticipate that our stock purchase plan will become active soon after the effective date of this offering.

      No Solicitation. We have agreed with LSI Logic Corporation not to directly solicit or recruit each other’s employees without consent until two years after the distribution date (or, if earlier, the date upon which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock). However, this prohibition does not apply to an employee’s affirmative response to a general recruitment effort carried out through public or general solicitation.

      Miscellaneous. The employee matters agreement contains administrative provisions designed to ensure an efficient transition of all employee benefits matters, by providing that participant information will be shared between LSI Logic Corporation and us and that, subject to applicable laws, we and LSI Logic Corporation shall be given reasonable and timely access to all information relating to the subjects of the employee matters agreement to the extent necessary or appropriate to administer each of our benefit plans. The employee matters agreement also provides that we will pay LSI Logic Corporation for any liabilities and reimburse any costs that LSI Logic Corporation incurs as a result of the participation of our employees in the LSI Logic Corporation benefit plans.

      Effect if Distribution Does Not Occur. As discussed above, the employee matters agreement provides for certain actions and events to occur (such as the establishment and effectiveness of benefit plans and stock plans) as of the specified dates. If any of these events do not occur, then neither we nor LSI Logic Corporation will take any of the actions or cause the occurrence of any of the events described in the agreement, except to the extent such actions and events are specifically agreed by us and LSI Logic Corporation.

Indemnification and Insurance Matters Agreement

      General Release of Pre-Separation Claims. Effective as of the separation date, we will release LSI Logic Corporation and its affiliates, agents, successors and assigns, and LSI Logic Corporation will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, this offering and any distribution of our stock to LSI Logic Corporation’s stockholders. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

      General Indemnification. We have agreed to indemnify LSI Logic Corporation and its affiliates, agents, successors and assigns from all liabilities that any third party seeks to impose on such entities arising from:

•	our business, any of our liabilities, any of our contracts or any action or inaction by us with respect to any shared contracts;

•	any breach by us of the separation agreement or any ancillary agreement;

•	any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus; and

•	certain litigation matters.

      LSI Logic Corporation has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

•	LSI Logic Corporation’s business other than our business;

•	any breach by LSI Logic Corporation of the separation agreement or any ancillary agreement; and

•	certain litigation matters.

      The agreement contains provisions governing notice and indemnification procedures.

      Indemnification for Environmental Matters. We have agreed to indemnify LSI Logic Corporation and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions:

•	existing on, under, about or in the vicinity of any of our facilities, or arising out of operations occurring at any of our facilities, whether prior to or after the separation date, except to the extent that those liabilities arise out of the actions of LSI Logic Corporation;

•	existing on, under, about or in the vicinity of any of LSI Logic Corporation’s facilities, or arising out of operations occurring at any of LSI Logic Corporation’s facilities, whether prior to or after the separation date, to the extent that those liabilities were caused by us; and

•	arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled at such site prior to the separation date, to the extent caused by us.

      LSI Logic Corporation has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions:

•	existing on, under, about or in the vicinity of any of LSI Logic Corporation’s facilities, or arising out of operations occurring at any of LSI Logic Corporation’s facilities, whether prior to or after the separation date, except to the extent that those liabilities arise out of our actions;

•	existing on, under, about or in the vicinity of any of our facilities, or arising out of operations occurring at any of our facilities, whether prior to or after the separation date, to the extent that those liabilities were caused by LSI Logic Corporation; and

•	arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled at such site prior to the separation date, to the extent caused by LSI Logic Corporation.

      Insurance Matters. The agreement also contains provisions governing our insurance coverage until the earlier of the date on which LSI Logic Corporation ceases to own at least 50% of the total combined voting power of all classes of our stock or the date on which we cease to qualify for coverage under the terms of a particular insurance policy. Prior to that time, LSI Logic Corporation will maintain insurance policies on our behalf, and we shall reimburse LSI Logic Corporation for premium expenses related to insurance coverage during this period. We will work with LSI Logic Corporation to secure additional insurance if desired and cost effective.

Tax Sharing Agreement

      The tax sharing agreement sets forth the principal arrangements between us and LSI Logic Corporation regarding the filing of tax returns, the payment of taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides that our stand-alone tax liability equals our taxable income multiplied by the highest corporate tax rate in effect for the year, modified by taking into account our losses and loss carryovers from prior years and, to the extent actually used, our credits. We are obligated to pay LSI Logic Corporation the amount of our stand-alone tax liability to the extent we are included in any consolidated, combined or unitary tax return with LSI Logic Corporation.

      Under the tax sharing agreement, LSI Logic Corporation is required to prepare and file all consolidated, combined or unitary tax returns of us and LSI Logic Corporation through the date that we cease to be a member of LSI Logic Corporation’s consolidated or combined group, including the final consolidated federal income tax return. LSI Logic Corporation has the right to review and consent to the federal and state income tax returns filed for the first tax year after we cease to be a member of LSI Logic Corporation’s consolidated group, which consent may not be withheld unreasonably. In addition, LSI Logic Corporation has sole and complete authority to control and resolve all tax audits and other disputes relating to any consolidated, combined or unitary returns filed by LSI Logic Corporation. However, LSI Logic Corporation may not enter into any dispute settlement that would materially increase our liability under the tax sharing agreement without our consent, which consent we cannot withhold unreasonably.

      The tax sharing agreement also contains provisions requiring us to indemnify LSI Logic Corporation for, among other things:

•	any increases in our stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute;

•	any increases in taxes attributable to our business;

•	any transfer taxes incurred on the transfer of assets, if any, by LSI Logic Corporation or any of its subsidiaries to us or any of our subsidiaries;

•	in connection with a distribution of the shares of our stock held by LSI Logic Corporation to its stockholders, any tax liability incurred by LSI Logic Corporation under Section 355(e) of the Internal Revenue Code as a result of issuances and dispositions of our stock after such a distribution (provided that we will not be liable under this provision for any tax liability that would result taking into account only certain dispositions of our stock by LSI Logic Corporation); and

•	in connection with a distribution of the shares of our stock held by LSI Logic Corporation to its stockholders, any tax liability incurred by LSI Logic Corporation and resulting from any action or failure to act by us, or any condition known by us to exist (and not known by LSI Logic Corporation to exist), if such action, failure to act or condition causes any representation made in connection with the opinion provided to LSI Logic Corporation regarding the qualification of the distribution under Section 355 of the Internal Revenue Code to be untrue.

Transition Services Agreement

      The transition services agreement governs the provisions of services to us, such as:

•	Finance, Accounting and Treasury;

•	Human Resources;

•	Sales Support;

•	Legal Matters; and

•	Information Technology.

      In exchange, we pay LSI Logic Corporation for services provided. The terms of these services generally will expire when LSI Logic Corporation’s ownership of us drops below 50% of our outstanding securities.

Real Estate Matters Agreement

      We have entered into a real estate matters agreement that addresses real estate matters relating to the LSI Logic Corporation leased and owned properties that LSI Logic Corporation will transfer to or share with us. The agreement describes the manner in which LSI Logic Corporation will transfer to or share with us various leased and owned properties, including the following types of transactions:

•	conveyance to us of the Wichita, Kansas facility;

•	licenses to us of portions of specified properties that LSI Logic Corporation owns or leases;

•	assignments to us of LSI Logic Corporation’s leases for specified leased properties; and

•	licenses back to LSI Logic Corporation of specified leased properties to be assigned to us.

      The real estate matters agreement also includes a description of each material property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, including a deed, lease assignment and license, are contained in schedules.

      The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers or sharing of leased sites, including LSI Logic Corporation paying commercially reasonable consent fees and negotiating other commercially reasonable amendments to the leases, if required by the landlords, and us agreeing to provide the security required under the applicable leases. It further describes the actions that each party will take if a landlord fails to provide a required consent.

      The real estate matters agreement provides that all reasonable costs required to affect the transfers (including landlord consent fees and landlord attorneys’ fees) will be paid by LSI Logic Corporation.

Investor Rights Agreement

      We have entered into an investor rights agreement with LSI Logic Corporation providing for specified registration and other rights relating to its shares of our Class B common stock.

      Demand Registration. LSI Logic Corporation may request registration under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by LSI Logic Corporation. However, LSI Logic Corporation may not request such a registration prior to 180 days following the effective date of this registration statement or if LSI Logic Corporation proposes to dispose of shares that may be immediately registered on a Form S-3.

      In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any such registration for up to 90 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

      Piggy-Back Registration Rights. If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our Class B common stock held by LSI Logic Corporation, LSI Logic Corporation has the right to include its shares of our Class B common stock in that offering.

      Registration Expenses. We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement except if the registration request is withdrawn at the request of LSI Logic Corporation. LSI Logic Corporation is responsible for all of the fees and expenses of counsel to LSI Logic Corporation (except for one special counsel), any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our Class B common stock being sold by LSI Logic Corporation.

      Indemnification. The investor rights agreement contains indemnification and contribution provisions by us for the benefit of LSI Logic Corporation and its affiliates and representatives and, in limited situations, by LSI Logic Corporation for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

      Transfer. Upon transfer by LSI Logic Corporation of any of the shares covered by the investor rights agreement, the holders of such transferred shares will not be entitled to the benefits of the investor rights agreement.

      Duration. The registration rights under the investor rights agreement will remain in effect with respect to any shares of our Class B common stock until three years after the closing of this offering.

      Right of First Refusal. LSI Logic Corporation has a right of first refusal to purchase its pro rata share of any additional securities proposed to be issued and sold by us, excluding shares issued upon the exercise of outstanding options granted under employee benefit plans or similar arrangements and other customary exclusions. LSI Logic Corporation’s pro rata share is determined by a ratio of the number of shares owned by LSI Logic Corporation immediately prior to the new issuance (assuming exercise of all outstanding convertible securities, rights, options and warrants) divided by the total number of shares outstanding immediately prior to the new issuance (assuming exercise of all outstanding convertible securities, rights, options and warrants). If LSI Logic Corporation fails to exercise its right of first refusal, we have 60 days to sell these additional securities. The right of first refusal granted under the investor rights agreement shall expire upon the earlier of (1) three years after the effective date of this registration statement or (2) after the distribution to its holders of all of its Class B common stock.

PRINCIPAL STOCKHOLDER

      Prior to this offering, substantially all of the outstanding shares of our common stock will be owned by LSI Logic Corporation. Immediately after this offering, LSI Logic Corporation will own all of our shares of Class B common stock, representing approximately           % of the outstanding shares of our common stock and further representing the right to elect 80% of our directors. For as long as LSI Logic Corporation continues to own at least a majority of our common stock, LSI Logic Corporation will be able, acting alone, to elect 80% of our board of directors and to approve any action requiring stockholder approval. Except for LSI Logic Corporation, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

DESCRIPTION OF CAPITAL STOCK

General

      Upon the closing of this offering, we will be authorized to issue 200,000,000 shares of our Class A common stock, $0.001 par value, 50,000,000 shares of our Class B common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is subject to and qualified in its entirety by our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      Our amended and restated certificate of incorporation provides for a dual class capital structure. This section describes the relative rights of the holders of our Class A and Class B common stock as well as the various conversion and exchange features of our capital stock.

                  Voting Rights

      Holders of Class A common stock, voting as a separate class, will be entitled to elect 20% of our directors or, if such number is not a whole number, the next lowest whole number that is closest to 20% of our directors. Each share of Class A common stock has one vote in the election of such directors. Holders of Class B common stock, voting as a separate class, will be entitled to elect 80% of our directors or, if such number is not a whole number, the next highest whole number that is closest to 80% of our directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Except as otherwise required by law, each share of Class A common stock and Class B common stock is entitled to one vote, voting together as a single class, on all other matters submitted to a vote of stockholders.

      After a tax-free distribution of shares of our Class B common stock to then-holders of LSI Logic Corporation’s common stock, a person or group of persons acting in concert holding 10% or more of the Class B common stock must own at least an equal percentage of the Class A common stock to exercise its or their Class B common stock voting rights in the election of directors. This provision is designed to ensure that, following such a distribution and for so long as the Class B common stock retains its special voting rights, a holder of such shares will not have voting rights with respect to the election of directors that are significantly disproportionate to its economic interest.

                  Dividends

      Holders of Class A common stock and Class B common stock will share, equally on a per share basis, in all dividends declared by our board of directors from time to time; provided that, with respect to stock dividends, holders of shares of Class A common stock will only receive shares of Class A common stock and holders of shares of Class B common stock will only receive shares of Class B common stock. The number of shares of Class A common stock and Class B common stock so distributed will be equal in number on a per share basis. We may not subdivide or combine shares of either class of our common stock without at the same time proportionally subdividing or combining shares of the other class.

Conversion

      Prior to the distribution by LSI Logic Corporation of its shares of our Class B common stock to its stockholders, shares of Class B common stock will automatically convert into Class A common stock if such shares of Class B common stock are transferred to a person other than LSI Logic Corporation or one of its wholly-owned subsidiaries. Prior to such distribution, LSI Logic Corporation and its wholly-owned subsidiaries may also convert shares of Class B common stock held by them into Class A common stock. All conversions will be effected on a one-for-one basis.

      Shares of Class B common stock will not convert into shares of Class A stock in any transfer effected in connection with a distribution of shares of Class B common stock by LSI Logic Corporation to its stockholders. Following such distribution, shares of Class B common stock will no longer be convertible into Class A common stock.

Other Rights

      All shares of Class A common stock and Class B common stock are entitled to receive equally on a per share basis the same kind and amount of consideration in the event of any merger, reorganization or consolidation of us with any other company. In the event of our liquidation, all shares of Class A common stock and Class B common stock are entitled to receive equally on a per share basis all assets available for distribution to stockholders.

Preferred Stock

      Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change-in-control of our company without further action by the stockholders.

      We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Some Provisions of Delaware Law

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circum-

stances, in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

      Stockholder Meetings. Our bylaws authorize only a majority of our board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time as a majority of the board of directors, the chairman of the board or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

      Elimination of Stockholder Action by Written Consent. Following a distribution by LSI Logic Corporation of its shares of our common stock to its stockholders, our certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting.

      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Listing of Our Common Stock

      We intend to list our Class A common stock on the New York Stock Exchange for quotation under the symbol NGE.

      In connection with this listing, the underwriters intend to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is Equiserve Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our Class A common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

      Upon the completion of this offering, we will have          shares of common stock outstanding, which includes the            shares of Class A common stock sold by us in this offering, and 50,000,000 shares of Class B common stock outstanding.

      All of the shares of our Class A common stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares that are acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us, and may include directors and officers of LSI Logic Corporation as well as significant stockholders of LSI Logic Corporation, if any. The shares of our Class B common stock held by LSI Logic Corporation are restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rule 144.

      We will grant shares of our Class A common stock pursuant to our 2004 Equity Incentive Plan subject to restrictions. We have reserved 7,500,000 shares of our Class A common stock for issuance under 2004 Equity Incentive Plan and 1,500,000 shares of our Class A common stock for issuance under our Employee Stock Purchase Plan. See “Management— Incentive Plans.” We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our 2004 Equity Incentive Plan and Employee Stock Purchase Plan. Shares issued pursuant to awards after the effective date of such registration statement (other than shares issued to affiliates) generally will be freely tradable without further registration under the Securities Act, subject to the underwriter lock-up described below.

      LSI Logic Corporation, our directors, officers, employees and we have agreed not to offer, sell or distribute any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters. See “Underwriting.” Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material news event relating to us occurs, or (2) prior to the expiration of the 180-day period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

      LSI Logic Corporation has advised us that it currently intends to distribute to its stockholders by the summer of 2005 all remaining shares of our common stock held by it at the time of such distribution. The distribution is expected to be effected through a special dividend by LSI Logic Corporation to its stockholders. LSI Logic Corporation will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. Completion of the distribution would also be contingent upon the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of LSI Logic Corporation’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. However, LSI Logic Corporation is not obligated to undertake the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities law, prior to the distribution, LSI Logic Corporation may sell shares of our common stock in the public market or in private transactions, which may or may not include the sale of a controlling interest in us.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

      The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our Class A common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as partnerships, “controlled foreign corporations,” “passive foreign investments companies,” “foreign personal holding companies” and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

      If a partnership holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our Class A common stock should consult its own tax advisors.

Dividends

      In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Class A Common Stock

      In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our Class A common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our Class A common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq National Market.

U.S. Federal Estate Tax

      Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

      U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our Class A common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

      Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

      The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our Class A common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., who are acting as joint book-running managers of the offering and who, together with Lehman Brothers Inc. and Wachovia Capital Markets, LLC, are acting as representatives, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC

Total

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The per share price of any shares sold by the underwriters will be $                    , less an amount not greater than the per share amount of the concession to dealers described below.

      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at a price per share of $          and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. The offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $           million, the total underwriters’ discounts and commissions would be $           million and the total proceeds to us would be $           million.

      The representatives have informed us that they do not intend sales to discretionary accounts to exceed 5% of the shares of common stock being offered.

      We estimate that our total out-of-pocket expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    .

      Each of our officers, directors, employees and stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, distribute or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to, among other things, (A) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering and (B) the issuance by us of up to an aggregate of 5,000,000 shares of our common stock or securities convertible into common stock in connection with any acquisition of, or a similar transaction involving, another company or business or a strategic transaction, provided that the recipient of any such securities shall agree to be bound by the foregoing restrictions for the remainder of the lock-up period.

      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

      In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and/or our affiliates, for which they received or will receive customary fees and expenses.

Pricing of the Offering

      Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

      The estimated initial public offering range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

      The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

      As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.lsilogicstorage.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Engenio Information Technologies, Inc. (formerly LSI Logic Storage Systems, Inc.):

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Engenio Information Technologies, Inc. and its subsidiaries (formerly LSI Logic Storage Systems, Inc.) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 19, 2004, except as to Note 2 and Note 13,
for which the date is March 30, 2004.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(in thousands, except
	per-share amounts)
Assets
Cash and cash equivalents	$68,193	$19,488
Accounts receivable, less allowances of $713 and $570	76,564	63,276
Inventories	38,751	39,307
Deferred tax assets	7,135	5,753
Prepaid expenses and other current assets	2,082	5,267

Total current assets	192,725	133,091
Property and equipment, net	23,092	20,706
Intangible assets, net	23,865	45,702
Goodwill	79,618	78,484
Deferred tax assets	20,273	15,969
Other assets	15,034	16,926

Total assets	$354,607	$310,878

Liabilities and Stockholder’s Equity
Accounts payable	$23,248	$13,647
Accrued salaries, wages and benefits	9,992	7,252
Payables to LSI Logic Corporation	49,584	34,911
Other accrued liabilities	18,346	16,737

Total current liabilities	101,170	72,547

Long-term liabilities	214	249

Total liabilities	101,384	72,796

Commitments and contingencies (Note 11)
Preferred shares; $0.001 par value; 5,000,000 shares authorized; none outstanding	—	—
Class A common stock; $0.001 par value; 200,000,000 shares authorized; none outstanding	—	—
Class B common stock; $0.001 par value; 50,000,000 shares authorized and outstanding	50	50
Additional paid-in capital	234,484	235,060
Retained earnings	18,689	2,972

Total stockholder’s equity	253,223	238,082

Total liabilities and stockholder’s equity	$354,607	$310,878

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002	2001

	(in thousands,
	except per share amounts)
Revenues from external customers	$423,895	$334,653	$211,668
Revenues from LSI Logic Corporation	2,837	1,877	3,578

Total revenues	426,732	336,530	215,246
Costs and expenses:
Cost of revenues from external customers(*)	265,060	210,079	150,303
Cost of revenues from LSI Logic Corporation(*)	690	1,045	1,570
Research and development	46,863	35,915	30,695
Selling, general and administrative	62,556	50,029	68,784
Amortization of intangibles(*)	12,832	11,082	23,023
Restructuring of operations and other items	14,931	1,454	452
Amortization of non-cash deferred stock compensation(**)	—	517	1,850
Acquired in-process research and development	—	1,922	—

Total costs and expenses	402,932	312,043	276,677

Income/(loss) from operations	23,800	24,487	(61,431)
Interest income and other, net	763	183	923

Income/(loss) before income taxes	24,563	24,670	(60,508)
Provision for/(benefit from) income taxes	8,846	8,639	(21,462)

Net income/(loss)	$15,717	$16,031	$(39,046)

Net income/(loss) per share:
Basic and diluted	$0.31	$0.32	$(0.78)

Shares used in computing per share amounts:
Basic and diluted	50,000	50,000	50,000

(*)	Amortization of intangibles, if not shown separately, would have been included in cost of revenues from external customers and cost of revenues from LSI Logic Corporation.

(**)	Amortization of non-cash deferred stock compensation, if not shown separately, would have been included in research and development.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Class B				Accumulated
	Common Stock		Additional	Deferred	(Deficit)/
			Paid-in	Stock	Retained
	Shares	Amount	Capital	Compensation	Earnings	Total

	(in thousands)
Balances at December 31, 2000	50,000	$50	$194,246	$(2,367)	$25,987	$217,916
Net loss*					(39,046)	(39,046)
Amortization of deferred stock compensation				1,850		1,850

Balances at December 31, 2001	50,000	50	194,246	(517)	(13,059)	180,720
Net income*					16,031	16,031
Contribution of net assets from LSI Logic Corporation for the Mylex Transaction (Note 3)			43,876			43,876
Net transfer to LSI Logic Corporation			(3,062)			(3,062)
Amortization of deferred stock compensation				517		517

Balances at December 31, 2002	50,000	50	235,060	—	2,972	238,082
Net income*					15,717	15,717
Net transfer to LSI Logic Corporation			(576)			(576)

Balances at December 31, 2003	50,000	$50	$234,484	$—	$18,689	$253,223

*	Other comprehensive income/(loss) is equal to net income/(loss).

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Operating activities:
Net income/(loss)	$15,717	$16,031	$(39,046)
Adjustments:
Depreciation and amortization	27,480	25,397	32,978
Non-cash restructuring and other items	13,116	—	—
Provision for deferred taxes	(5,686)	1,903	(5,862)
Provision for inventory	5,852	6,906	10,964
Provision for doubtful accounts	883	4,103	4,455
Amortization of non-cash deferred stock compensation	—	517	1,850
Acquired in-process research and development	—	1,922	—
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable	(14,271)	(38,257)	32,420
Inventories	(5,933)	(4,838)	(11,349)
Prepaid expenses and other assets	(5,795)	(10,726)	(6,631)
Accounts payable	9,601	(481)	(5,143)
Accrued and other liabilities	4,313	(229)	4,359
Payables to LSI Logic Corporation	14,864	6,742	(5,164)

Net cash provided by operating activities	60,141	8,990	13,831

Investing activities:
Purchases of property and equipment	(10,551)	(4,382)	(13,676)
Proceeds from the sale of property and equipment	—	225	—
Cash paid to LSI Logic Corporation for the Mylex transaction (Note 3)	—	(4,280)	—

Net cash used in investing activities	(10,551)	(8,437)	(13,676)

Financing activities:
Distribution to LSI Logic Corporation	(885)	(913)	—

Net cash used in financing activities	(885)	(913)	—

Increase/(decrease) in cash and cash equivalents	48,705	(360)	155
Cash and cash equivalents at beginning of period	19,488	19,848	19,693

Cash and cash equivalents at end of period	$68,193	$19,488	$19,848

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Background, Basis of Presentation and Significant Accounting Policies

      Background and Nature of the Business. Engenio Information Technologies, Inc. (the “Company”) was incorporated in Delaware on July 31, 1998, as a wholly-owned subsidiary of Symbios, Inc. (“Symbios”). Prior to incorporation in 1998, the Company operated as a division of Symbios and its predecessors. Symbios was acquired and became a wholly-owned subsidiary of LSI Logic Corporation (“LSI”) on June 28, 1998. In September 1998, the Company changed its name to LSI Logic Storage Systems, Inc. and Symbios changed its name to LSI Logic (fsi), Inc. On March 30, 1999, LSI Logic (fsi), Inc. was merged into LSI, at which time the Company became a wholly-owned subsidiary of LSI.

      In November 2000, LSI acquired Syntax Systems, Inc., a Washington corporation. As part of a reorganization of LSI storage systems operations, in August 2001, the company was merged into Syntax Systems, Inc. The name of the combined entity became LSI Logic Storage Systems, Inc. In May 2004, the Company changed its name to Engenio Information Technologies, Inc.

      The Company is a provider of modular, disk storage systems and sub-assemblies. Products are sold as complete storage systems or sub-assemblies configured from modular components, such as storage controller modules, disk drive enclosure modules and related management software. The products are used in storage area network, or SAN, environments, and direct-attached storage, or DAS, environments.

      On November 13, 2003, LSI announced its intention to separate its storage systems operations from its semiconductor business and create an independent storage systems company. The Company and LSI have entered into agreements to implement this separation and to address various arrangements between the Company and LSI. A more comprehensive discussion of the Company’s separation agreements and the Company’s relationship with LSI is included in Note 2.

      LSI has been a source of funding for the Company’s investing and financing activities. LSI does not have any obligation to provide additional funding to the Company and the Company believes that LSI does not currently intend to provide any such additional funding. Management believes that current cash and cash equivalents, cash generated from operations and other financing alternatives, if needed, will be sufficient to enable the Company to meet its capital requirements for the foreseeable future.

      Rapid technological change and competitive pricing pressures characterize the storage systems industry. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the industry, the timely implementation of new technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. The Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

      Basis of Presentation. The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company and all of its subsidiaries. The consolidated financial statements include the assets and liabilities of the Company and all of its subsidiaries including the goodwill and intangible assets arising from LSI’s acquisition of the Company. Intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

      The financial statements include allocations of certain LSI expenses, including centralized legal, accounting, tax, treasury, information technology, employee benefits and other LSI corporate services and infrastructure costs. The expense allocations have been determined on bases that LSI and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented. See Note 2 for additional information on the relationship with LSI.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

      Acquisitions. The estimated fair value of assets acquired and liabilities assumed and the results of operations for acquisitions accounted for under the purchase method of accounting are included in the Company’s consolidated financial statements as of the effective date of the purchase, through the end of the period. The total purchase price is allocated to the estimated fair value of assets acquired and liabilities assumed based on management estimates. The purchase price includes direct acquisition costs consisting of investment banking, legal and accounting fees. There were no significant differences between the accounting policies of the Company and the acquired entities.

      Cash Equivalents. All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Cash equivalents are reported at amortized cost plus accrued interest.

      Accounts Receivable and Allowance for Doubtful Accounts. Trade receivables are reported in the balance sheet reduced by an allowance for doubtful accounts for estimated losses resulting from receivables not considered to be collectible. The allowance for doubtful accounts is estimated by evaluating customers’ history and credit worthiness as well as current economic and market trends.

      Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost determined on a first-in, first-out basis) for raw materials, work-in-process and finished goods. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are established for excess inventory generally based on inventory levels in excess of 12 months of demand, as judged by management, for each specific part. Some finished goods are loaned to customers for periods not to exceed 180 days for benchmarking, test and demonstration purposes or internally for marketing, research and development. Demonstration inventory used internally is carried at cost for three months and reduced by a reserve for refurbishment over one year after the initial three month period.

      Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization are calculated based on the straight-line method over the estimated useful lives of the assets as presented below:

Buildings and improvements	20–40 years
Equipment	3–5 years
Furniture and fixtures	5 years

      Amortization of leasehold improvements is computed using the shorter of the remaining term of the related lease or the estimated useful lives of the improvements.

      Software. The Company capitalizes both purchased software and certain software development costs. Purchased software primarily includes purchased software and external consulting fees related to the purchase and implementation of software projects used for business operations and engineering design activities. Purchased software is amortized over its estimated useful life, typically a two to five year period. Development costs for software that will be sold to customers and/or embedded in certain hardware products are capitalized beginning when a product’s technological feasibility has been established. Prior to the establishment of technological feasibility, software development costs are expensed as research and development. The Company begins amortization of capitalized software development costs when ready for general release to customers over the estimated useful life of the product, typically 18 to 24 months, using the straight-line method. Such amortization is included as a component of cost of revenues in the statements of operations. On

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a quarterly basis, the Company assesses the realizability of each product. The amount by which the unamortized capitalized software development costs exceed the estimated net realizable value is written-off immediately.

      Impairment of Long-Lived Assets. The Company evaluates the carrying value of long-lived assets, including internally developed capitalized software, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on management estimates.

      Product Warranties. The Company warrants finished goods against defects in material and workmanship under normal use and service. Product warranty accruals are calculated based on historical experience with warranty claims and specific requirements. A liability for estimated future costs under product warranties is recorded when revenue is recognized.

      Fair Value Disclosures of Financial Instruments. The estimated fair value of financial instruments is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. Carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

      Concentrations. Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company’s trade receivables are derived from sales to large multinational server and storage original equipment manufacturers with the remainder distributed across other industries. As of December 31, 2003, two customers each accounted for 64% and 16% of consolidated trade receivables. As of December 31, 2002, three customers each accounted for 25%, 22%, and 11% of consolidated trade receivables. The Company performs ongoing credit evaluations of its customers’ financial condition.

      The Company is dependent on third-party contract manufacturers and some of the key components in the Company’s products come from single or limited sources of supply.

      Revenue Recognition. The Company enters into transactions to sell information storage systems hardware, software, services and arrangements that may include a combination thereof. The Company’s sales arrangements generally include software that is incidental to the products as a whole and also includes software that is “more than incidental” to the products being sold. In arrangements where hardware is sold and software is considered incidental to the hardware, the Company only provides bug fixes during a 90-day warranty period and does not sell the accompanying software separately. In these arrangements, the product sales are accounted for in accordance with SAB 104.

      In arrangements where software is more than incidental and essential to the functionality of the product being sold, which includes a combination of our hardware and our premium software products that are also sold separately, the Company follows the guidance in EITF 03-05, and account for the entire arrangement as a sale of software and software-related items and follow the revenue recognition criteria in SOP 97-2 and related interpretations.

      Sales arrangements that include a combination of storage systems hardware, software and/or services are multiple element arrangements. Revenue from multiple element arrangements that do not include software

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that is more than incidental and essential to the functionality of the hardware, is allocated pursuant to the provisions of EITF 00-21 to the separate elements based upon their relative fair values, which are determined using the prices charged when each element is sold separately. Discounts, if any, on sales arrangements that include a combination of systems hardware with software that is incidental to the product and services are allocated to the elements based on their relative fair values.

      Revenue from multiple element arrangements that include software that is integral to the product being sold and includes a combination of storage systems hardware, premium software, services and post-contract customer support, is allocated to the separate elements based on their relative fair values.

      For storage systems and related hardware components, software and software-related items, revenue is recognized when the following revenue recognition criteria have been met: persuasive evidence of a sales arrangement exists, the price is fixed or determinable, title and risk of loss has transferred and collection of the resulting receivables is reasonably assured or probable in the case of software and software-related items.

      The Company’s sales terms typically do not include customer acceptance clauses. In the few cases where acceptance clauses are included in the Company’s sales arrangements, and provided that all other revenue recognition criteria have been met, the Company recognizes revenue when: the customer has formally accepted its products; when the customer or other customers had previously accepted sales of similar products with similar specifications; or when similar products with similar specifications had been previously demonstrated to, tested and accepted by the customer.

      Service revenues consist of installation services, software maintenance, hardware maintenance, training and professional services. Installation does not require specialized skills and may be performed by the customers or other vendors and, therefore, is not considered essential to the functionality of the Company’s products. Installation and training service revenues are recognized upon completion of the service based on the estimated fair value of the service. Revenues from software and hardware maintenance arrangements are recognized on a straight-line basis over the term of the related maintenance arrangement, ranging from 12 months to 36 months.

      Amounts billed to customers relating to shipping and handling are classified as revenue while all costs incurred by the Company for shipping and handling are classified as cost of revenues. Consideration given to customers, when offered, is primarily in the form of discounts and rebates. Such consideration is accounted for as a reduction to revenue in the period the related sale is made. Reserves for estimated sales returns are established based on contractual terms and historical returns experience. The Company has substantial historical experience to form a basis for estimating returns when products are shipped.

      Advertising. Advertising costs are charged to expense in the period incurred. Advertising expense was $0.4 million, $0.2 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Income Taxes. For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if the Company were a separate entity and had prepared its own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company will pay federal and state income taxes in accordance with the proposed tax sharing agreement with LSI (see Note 2).

      Stock-based Compensation. The Company accounts for stock-based compensation, including stock options granted to purchase LSI stock and shares issued under the LSI Employee Stock Purchase Plan, using the intrinsic value method as prescribed in APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost for stock options, if any, is measured as the excess of the quoted

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market price at grant date over the exercise price and recognized ratably over the vesting period. LSI’s policy has been to grant options with an exercise price equal to the quoted market price of LSI’s stock on the grant date.

      For all acquisitions the intrinsic value of the unvested options and restricted awards assumed as part of the acquisitions are recorded as deferred stock compensation as of the closing date of the acquisitions as a component of the purchase price to be amortized over the respective vesting periods of the options and awards. The Company calculated the value of restricted shares issued using the closing price of LSI’s common stock on the date of consummation of the purchase. The fair value of the options assumed was determined using the Black-Scholes model. Deferred stock compensation was included as a component of stockholder’s equity and was amortized using the straight-line method over the vesting period of one to two years.

      The following table provides pro forma disclosures of the Company’s net income/(loss) and net income/(loss) per share as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by Statement of Financial Accounting Standards (“SFAS”)No. 123, for awards granted under LSI’s stock option and stock purchase plans.

	Year ended December 31,

	2003	2002	2001

	(In thousands,
	except per share amounts)
Net income/(loss), as reported	$15,717	$16,031	$(39,046)
Add: Amortization of non-cash deferred stock compensation expense determined under the intrinsic value method as reported in net income, net of related tax effects*	—	210	748
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(13,658)	(16,237)	(13,737)

Pro forma net income/(loss)	$2,059	$4	$(52,035)

Income/(loss) per share:
Basic and diluted—as reported	$0.31	$0.32	$(0.78)
Basic and diluted—pro forma	$0.04	$—	$(1.04)

*	This amount excludes amortization of non-cash deferred stock compensation on restricted stock awards.

     All of the LSI stock options have been excluded from the calculation of pro forma diluted earnings per share because they are not options of the Company and when exercised they would not be dilutive. Options issued by the Company in the future may be considered dilutive to the Company.

      The stock-based compensation expense determined under the fair value method, included in the table above, was calculated using the Black-Scholes model. The Company may grant stock options or other equity based compensation under the 2004 Equity Incentive Plan (see Note 8). The pro forma compensation expense for the Company’s options will be calculated using assumptions that are consistent with the storage systems industry, instead of those of LSI or the semiconductor industry. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from LSI’s stock option awards. This model requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grant date fair value. The following weighted average assumptions, which are specific to LSI, were used in determining the estimated grant date fair values:

Employee Stock Options Granted	2003	2002	2001

Weighted average estimated grant date fair value	$5.07	$7.40	$12.04
Assumptions in calculation:
Expected life (years)	3.9	3.8	3.8
Risk-free interest rate	2.8%	3.7%	4.7%
Volatility	81.5%	77.0%	76.0%
Dividend yield	—	—	—

Employee Stock Purchase Plan Rights to Purchase Stock	2003	2002	2001

Weighted average estimated grant date fair value	$3.00	$4.14	$7.91
Assumptions in calculation:
Expected life (years)	0.8	0.9	0.8
Risk-free interest rate	1.2%	1.7%	3.2%
Volatility	89.8%	79.9%	83.5%
Dividend yield	—	—	—

      Net Income/(Loss) Per Share. Basic earnings per share has been computed by dividing net income/(loss) available to common stockholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). Diluted earnings per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be repurchased upon the exercise of stock options. There were no dilutive securities outstanding during the years ended December 31, 2003, 2002 and 2001.

Recent Accounting Pronouncements.

      In December 2003, the Financial Accounting Standards Board (“FASB”) released a revision to FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A public entity shall apply the provisions of the FIN 46 revision no later than the end of the first reporting period that ends after March 15, 2004. However, a public entity shall apply FIN 46 to entities considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The Company does not currently have any variable interest entities and believes that the adoption of this standard will not have a material impact on its consolidated balance sheet or statement of operations.

      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-10, Application of EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” by Resellers to Sales Incentives Offered to Consumers by Manufacturers. This issue clarifies whether consideration received by a reseller from a vendor that is reimbursement by the vendor for honoring the vendor’s sales incentives offered directly to consumers should be recorded as a reduction of the cost of the reseller’s cost of sales. The provisions of EITF Issue No. 03-10 should be applied prospectively in fiscal years beginning after November 25, 2003. The adoption of this standard is not expected to have a material impact on our consolidated balance sheet or statements of operations.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Transactions with LSI

      Sales of Products to LSI. The Company sells various modular storage systems to LSI at prices an unrelated third party would pay for such products. Hardware products include controller modules, drive/command modules and related parts and kits in addition to management software. Sales to LSI were $2.8 million, $1.9 million and $3.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Purchases of Products from LSI. The Company purchases products, primarily integrated circuits, from LSI at prices that management believes an unrelated third party would pay for such products. These purchases totaled $0.8 million, $3.9 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      The following is a summary of the net payables to LSI Logic Corporation:

	Year Ended
	December 31,

	2003	2002

Income taxes payable	$31,870	$18,277
Other payables	21,793	17,504
Other receivables	(4,079)	(870)

	$49,584	$34,911

      Services Provided by LSI. The Company’s costs and expenses include allocations and charges from LSI relating primarily to centralized legal, accounting, treasury, information technology, employee benefits and other corporate and infrastructure services. The allocation of costs for these services has been based on headcount, square footage and revenues. The expense allocations have been determined on bases that LSI and the Company considered to be reasonable reflections of the utilization of services provided or the benefits received by the Company. These costs are included in operating expenses in the accompanying consolidated statements of operations. Costs allocated or charged by LSI to the Company for services performed by LSI on behalf of the Company were $38.7 million, $32.7 million and $34.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Net Transfers to LSI. Transfers to LSI include settlement of certain outstanding balances with LSI that would otherwise have been paid in cash to LSI, net of payments by the Company to LSI for lost tax credits for research and development in accordance with the terms of the proposed tax sharing agreement (see below). See Note 3 for a discussion of transfers to and from LSI related to strategic acquisitions.

Payables to and receivables from LSI, excluding income taxes payable, are netted and settled in cash on a monthly basis. Income taxes payable will be paid to LSI in accordance with the terms of the tax sharing agreement with LSI discussed below.

      Master Separation Agreement. The master separation agreement contains the framework with respect to the Company’s separation from LSI and provides for the execution of various ancillary agreements summarized herein that further specify the terms of the separation.

      General Assignment and Assumption Agreement. The general assignment and assumption agreement governs the transfer of assets and assumption of liabilities relating to the Company’s business, to the extent that the other separation ancillary agreements do not provide for the specific transfer of those assets or the assumption of those liabilities. The agreement also describes when and how these transfers and assumptions will occur.

      Tax Sharing Agreement. In March 2004, the Company executed a tax sharing agreement that sets forth the principal arrangements between the Company and LSI regarding the filing of tax returns, the payment of

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides that the Company’s stand-alone tax liability equals its taxable income multiplied by the highest corporate tax rate in effect for the year, modified by taking into account its losses and loss carryovers from prior years and, to the extent actually used, its credits. The Company is obligated to pay LSI the amount of its stand-alone tax liability to the extent the Company is included in any consolidated, combined or unitary tax return with LSI.

      Under the tax sharing agreement, LSI is required to prepare and file all consolidated, combined or unitary tax returns of the Company and LSI through the date that the Company ceases to be a member of LSI’s consolidated or combined group, including the final consolidated federal income tax return. LSI has the right to review and consent to the federal and state income tax returns filed for the first tax year after the Company ceases to be a member of the LSI consolidated group, which consent may not be withheld unreasonably. In addition, LSI has sole and complete authority to control and resolve all tax audits and other disputes relating to any consolidated, combined or unitary returns filed by LSI. However, LSI may not enter into any dispute settlement that would materially increase the Company’s liability under the proposed tax sharing agreement without the Company’s consent, which cannot be withheld unreasonably.

      The tax sharing agreement with LSI also contains provisions requiring the Company to indemnify LSI for, among other things:

•	any increases in the Company’s stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute;

•	any increases in taxes attributable to the Company’s business;

•	any transfer taxes incurred on the transfer of assets, if any, by LSI or any of its subsidiaries to the Company or any of its subsidiaries,

•	in connection with any future distribution of the shares of the Company’s stock held by LSI to its stockholders, any tax liability incurred by LSI under Section 355(e) of the Internal Revenue Code as a result of issuances and dispositions of the Company’s stock after such a distribution (provided that the Company will not be liable under this provision for any tax liability that would result taking into account only certain dispositions of the Company’s stock by LSI); and

•	in connection with a distribution of the shares of the Company’s stock held by LSI to its stockholders, any tax liability incurred by LSI resulting from any action or failure to act by the Company, or any condition known by the Company to exist (and not known by LSI to exist), if such action, failure to act or condition causes any representation made in connection with the opinion provided to LSI regarding the qualification of the distribution under Section 355 of the Internal Revenue Code to be untrue.

      Transition Services Agreement. In March 2004, the Company executed a transition services agreement with LSI. The transition services agreement governs the provisions by LSI to the Company, such as finance, accounting and treasury, facilities, human resources, sales support, legal matters, and information technology.

      Intellectual Property Agreement. The intellectual property agreement provides mechanisms such that the technology and intellectual property rights that relate only to the Company’s business but to which LSI has legal title or that are licensed by LSI reside with the Company. This technology and intellectual property includes software and other technology, the copyrights in that software and technology, associated invention disclosures and other trade secrets, and patents, patent applications, trademarks and domain names. The intellectual property agreement provides that, where legal title to technology and intellectual property allocated to the Company is owned by LSI, LSI will transfer and assign to the Company the legal title in that technology and intellectual property.

      In addition to the allocations of technology and intellectual property, pursuant to the intellectual property agreement, LSI grants the Company non-exclusive licenses under patents and other intellectual property

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rights included in the Company’s products or used in the Company’s business. LSI also grants the Company a right to use, for a limited time, specified LSI trademarks related to or used to identify the Company’s business or products but not owned by the Company. The Company grants LSI a non-exclusive license, under the Company’s patent and other intellectual property rights, to operate and conduct LSI’s retained businesses.

      Employee Matters Agreement. The Company entered into an employee matters agreement with LSI to allocate assets, liabilities, and responsibilities relating to the Company’s current and former U.S. employees as well as certain designated non-U.S. employees assigned to the Company’s business and their participation in the employee benefits plans that LSI currently sponsors and maintains.

      The Company’s eligible employees generally will remain able to participate in LSI’s benefit plans for a period of time. The Company intends to have its own benefit plans established by the time its employees no longer are eligible to participate in LSI’s benefit plans. Once the Company’s own benefit plans are established, the Company will have the ability to modify or terminate each plan in accordance with the terms of those plans and its policies. See Note 8 for additional discussion of equity and other employee compensation plans.

      Indemnification and Insurance Matters Agreement. The indemnification and insurance matters agreement provides that, effective as of the separation date, the Company and LSI will each release the other from any liabilities arising from events occurring on or before the separation date. The agreement also contains provisions governing indemnification. In general, the Company and LSI will each indemnify the other for all liabilities arising from their respective businesses, liabilities, contracts or breaches of the separation agreement. In addition, the Company has agreed to indemnify LSI with respect to any liability arising from any untrue statement of material fact or any omission of a material fact in the prospectus relating to the Company’s initial public offering. The agreement also contains cross-indemnification provisions regarding liabilities resulting from environmental conditions.

      The indemnification and insurance matters agreement also provides that the Company will reimburse LSI for premium expenses related to insurance coverage maintained on the Company’s behalf from the separation date to the earlier of the date on which LSI ceases to own at least 50% of the total combined voting power of all classes of the Company’s stock or the date on which the Company ceases to qualify for coverage under the terms of a particular insurance policy.

      Real Estate Matters Agreement. In March 2004, the Company executed a real estate matters agreement with LSI. The real estate matters agreement addresses real estate matters relating to the LSI leased and owned properties that LSI will transfer to or share with the Company. The agreement describes the manner in which LSI will transfer to or share with the Company various leased and owned properties. The real estate matters agreement provides that all reasonable costs required to affect the transfers, including landlord consent fees and landlord attorneys’ fees, will be paid by LSI.

      Investor Rights Agreement. In March 2004, the Company executed an investor rights agreement with LSI. The Investor Rights Agreement provides for specified registration and other rights relating to the Company’s shares of Class B common stock.

Note 3—Business Combinations

2002

      The Mylex Transaction. On August 29, 2002, LSI finalized an Asset Purchase Agreement with International Business Machines Corporation (“IBM”). Under the agreement with IBM, the Company acquired certain tangible and intangible assets associated with IBM’s Mylex business unit. This acquisition expanded the Company’s range of product offerings and contributed to the Company’s increased sales to IBM and substantially increased the Company’s research and development capabilities. The acquisition was accounted for as a purchase.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      LSI paid approximately $50.5 million in cash, which included direct acquisition costs of $0.5 million for legal and accounting fees. The total purchase price was allocated between the Company and LSI based on the relative fair value of the assets purchased. The Company’s share of the purchase price was approximately $48.2 million. Of this total amount, $43.9 million was contributed to the Company by LSI and the remaining $4.3 million was paid by the Company. The final allocation of the total purchase price was determined based on the estimated fair values of assets acquired based on management estimates as follows (in thousands):

Fair value of net tangible assets acquired	$10,685
In-process research and development	1,922
Current technology	6,539
Trademarks	250
Supply agreement	7,247
Excess of purchase price over net assets acquired	21,540

Total purchase price for storage systems business	$48,183

      Supply Agreement. The Company and IBM entered into a supply agreement in conjunction with the Mylex transaction. Under the terms of this agreement, IBM agreed to purchase certain of the Company’s products to satisfy certain of its purchase requirements for a period of three years following the close of the transaction. These products include former Mylex products and existing Company products. The value of the supply agreement was determined by estimating the future cash flows based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and income taxes over the term of the supply agreement. Estimated future net cash flows were then discounted to their present values.

      Useful Life of Intangible Assets. The amounts allocated to current technology, trademarks and the supply agreement are being amortized over their estimated useful lives of approximately two to four years using the straight-line method.

      In-process Research and Development. In connection with the Mylex transaction, the Company recorded an approximately $1.9 million charge to in-process research and development (“IPR&D”) during the third quarter of 2002. As of the acquisition date, there were several projects that were in process for development of storage systems hardware, software and subsystem components technology.

      The value of the projects identified to be in-process was determined by estimating the future cash flows of the projects once commercial feasibility is achieved, discounting the net cash flows to their present value and applying a percentage of completion to the calculated value. The net cash flows from the identified projects were based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the projects. Total revenues for the projects are expected to extend through 2006. These projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions by our competitors and the Company. These estimates do not account for any potential synergies that may be realized as a result of the acquisition and are in line with industry averages and growth estimates.

      A discount rate of 25% was used for all of the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates described above.

      The percentage of completion for each of the projects was determined based on research and development expenses incurred as of August 29, 2002 (the acquisition date), as a percentage of total research and development expenses to bring the projects to technological feasibility. As of August 29, 2002, the Company estimated that the projects were from 10% to 50% complete. As of December 31, 2003, all of the projects were completed.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Pro Forma Results. The following unaudited pro forma summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or that actually would have been realized had the Mylex transaction been included in the Company’s results of operations during all the periods presented. The summary combines the results of operations as if the Mylex transaction had occurred as of the beginning of the periods presented.

      The summary includes the impact of certain adjustments such as amortization of intangibles. Additionally, the non-recurring in-process research and development charge of $1.9 million discussed above has been excluded.

	Year ended
	December 31,

	2002	2001

	(unaudited)
	(in thousands, except
	per-share amounts)
Revenues	$394,907	$299,046
Net income/(loss)	10,979	(52,482)
Basic and diluted earnings/(loss) per share	$0.22	$(1.05)

Acquisitions Prior to 2001

Entity name,
Description of acquired		Purchase price
business	Acquisition date	(in millions)	Consideration

Syntax Systems, Inc., software solutions for centralized storage management	November 2000	$58.8	Contribution from LSI of 1.4 million LSI shares issued at $30.71 per share, including 0.04 million restricted common shares, and 0.6 million options assumed.
Division of Cacheware, Inc., storage area network business	April 2000	$23.0	Cash
Symbios, Inc. from Hyundai Electronics America, storage systems	August 1998	$142.7	Contribution from LSI of $127.7 million, 0.7 million options assumed by LSI net of cash paid by the Company to LSI of $15.0 million.

Note 4—Goodwill and Intangible Assets

      Goodwill and intangible assets were generated from the Mylex transaction and from acquisitions that occurred prior to 2001.

      The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. As a result, goodwill is no longer amortized, but is instead tested for impairment annually or sooner if circumstances indicate that it may no longer be recoverable. In addition, intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141, “Business Combinations” have

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

been reclassified to goodwill. As of January 1, 2002, the net book value of assembled workforce of approximately $9.3 million was reclassified to goodwill.

      Upon adoption, the Company completed the transitional goodwill impairment assessment required by SFAS No. 142 and concluded that goodwill was not impaired as of January 1, 2002. The annual impairment tests have been performed as of December 31, 2002 and 2003 and indicate that goodwill was not impaired. For the purpose of measuring the impairment, goodwill was assigned to a single reporting unit as defined by SFAS No. 142.

	December 31, 2003		December 31, 2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Unamortized intangible assets:
Goodwill(a)	$79,618	$—	$78,484	$—

Amortized intangible assets:
Current technology(b)	50,039	(33,885)	67,080	(32,850)
Trademarks	3,750	(2,465)	3,750	(1,966)
Customer base	5,010	(2,590)	5,010	(1,744)
Supply agreement	7,247	(3,241)	7,247	(825)

Subtotal	66,046	(42,181)	83,087	(37,385)

Total	$145,664	$(42,181)	$161,571	$(37,385)

(a)	Goodwill is net of accumulated amortization immediately prior to the adoption of SFAS No. 142.

(b)	During 2003, the Company wrote-off approximately $9.0 million of current technology as part of a restructuring (see Note 5).

     The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows (in thousands):

Balance as of January 1, 2002	$57,978
Goodwill acquired during the year	20,506

Balance as of December 31, 2002	78,484
Adjustment to goodwill from prior acquisitions	1,134

Balance as of December 31, 2003	$79,618

      Amortization expense is comprised of the following (in thousands):

	Year ended December 31,

	2003	2002	2001

Goodwill	$—	$—	$13,134
Current technology	9,071	8,969	8,616
Trademarks	499	457	438
Customer base	846	836	835
Supply agreement	2,416	820	—

Total	$12,832	$11,082	$23,023

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The amounts allocated to current technology, trademarks, customer base and supply agreement are being amortized using the straight line method over their estimated useful lives of two to eight years, which management considers to be representative of the benefits derived from the related assets:

Intangible Asset:	Life (in years):

Current technology	2.0 to 8.0
Trademarks	4.2 to 8.0
Customer base	6.0
Supply agreement	3.0

      The estimated future amortization expense of intangible assets is $11.3 million, $8.3 million and $4.4 million in 2004, 2005 and 2006, respectively.

      Pro forma net loss and pro forma net loss per share excluding amortization expense for goodwill are as follows (in thousands):

	Year ended December 31,

	2003	2002	2001

Net income/(loss), as reported	$15,717	$16,031	$(39,046)
Add back goodwill amortization	—	—	13,134

Pro forma net income/(loss)	15,717	16,031	(25,912)

Basic and diluted income/(loss) per share, as reported	$0.31	$0.32	$(0.78)
Add back goodwill amortization	—	—	0.26

Basic and diluted pro forma income/(loss) per share	$0.31	$0.32	$(0.52)

Note 5—Restructuring and Other Items

2003

      On January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 has been applied to restructuring activities initiated after December 31, 2002 and changes the timing of when restructuring charges are recorded to the date when the liabilities are incurred. The adoption of SFAS No. 146 did not affect restructuring reserves recorded prior to December 31, 2002.

      In February 2003, the Company discontinued development of certain technologies and products acquired during 2000 in connection with the acquisitions of both Syntax Systems, Inc. and a division of Cacheware. As a result, the Company recorded $14.7 million in charges for restructuring of operations of which $13.1 million were non-cash charges as described below. The charges consisted of severance and termination benefits for 27 employees primarily involved in research and development; excess facilities costs; and a write-down of long-lived assets including current technology of $9.0 million, capitalized software of $3.6 million and fixed assets of $0.5 million. During the fourth quarter of 2003, the Company changed the assumptions for sublease income used in the excess facilities accrual based on market conditions and recorded an additional expense of approximately $0.2 million. The assumptions used in the excess facilities charges accrued could change in the future.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table sets forth the Company’s restructuring reserves related to the February 2003 action, which are included in other accrued liabilities on the balance sheet:

		Utilized	Balance at	Cash paid
	Restructuring	during	December 31,	for amounts
	Expense	2003	2003	utilized

Write-down of excess assets	$13,116	$(13,116)	$—	$—
Payments to 27 employees for severance	577	(577)	—	577
Excess facilities charges(a)	1,238	(399)	839	399

Total	$14,931	$(14,092)	$839	$976

(a)	The remaining balance will be paid during the remaining term of the lease, which extends through 2005.

2002

      In the first quarter of 2002, the Company announced actions to reduce costs and streamline operations. These actions included a worldwide reduction in workforce. During the three months ended March 31, 2002, the Company recorded a restructuring charge for severance for 83 employees across multiple activities and functions.

      The following table sets forth the Company’s restructuring reserves related to the first quarter 2002 action, which was included in other accrued liabilities on the balance sheet:

		Utilized	Balance at
	Restructuring	during	December 31,
	Expense	2002	2002

Payments to 83 employees for severance	$1,454	$(1,454)	$—

2001

      During the second quarter of 2001, the Company recorded $0.5 million in restructuring charges primarily associated with severance charges for 42 employees across multiple company activities and functions in the U.S. and Europe and an excess facilities charge.

      The following table sets forth the Company’s restructuring reserves related to the second quarter 2001 action, which were included in other accrued liabilities on the balance sheet:

		Utilized	Utilized	Balance at
	Restructuring	during	during	December 31,
	Expense	2001	2002	2002

Payments to 42 employees for severance(a)	$421	$(364)	$(57)	$—
Excess facilities charge(a)	31	(31)	—	—

Total	$452	$(395)	$(57)	$—

(a)	Amounts utilized represent cash payments.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Balance Sheet Detail

	December 31,

	2003	2002

	(in thousands)
Cash and cash equivalents:
Cash in banks	$17,162	$2,991
Money market accounts	51,031	16,497

	$68,193	$19,488

Inventories:
Raw materials	$13,039	$12,375
Work-in-process	8,773	6,709
Finished goods	9,812	12,244
Demonstration inventory	7,127	7,979

	$38,751	$39,307

Property and equipment:
Land	$1,400	$1,400
Buildings and improvements	7,732	6,824
Equipment	31,400	22,752
Furniture and fixtures	4,944	4,626
Leasehold improvements	613	545
Construction-in-progress	4,476	5,779

	50,565	41,926
Accumulated depreciation and amortization	(27,473)	(21,220)

	$23,092	$20,706

      Depreciation and amortization of property and equipment totaling $6.6 million, $6.0 million and $4.7 million was included in the Company’s results of operations during 2003, 2002 and 2001, respectively.

Other assets:
Purchased software, net	$2,929	$3,003
Internally developed software, net	11,911	13,923
Other long-term assets	194	—

	$15,034	$16,926

      Software amortization totaling $8.0 million, $8.3 million and $5.3 million was included in the Company’s results of operations during 2003, 2002 and 2001, respectively.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,

	2003	2002

Other accrued liabilities:
Warranty reserve	$5,542	$4,551
Deferred revenue	4,190	3,876
Accrued expenses	3,537	3,792
Accrued commissions	2,169	1,539
Inventory-related accruals	1,385	2,575
Sales and property taxes payable	684	404
Restructuring reserve	839	—

	$18,346	$16,737

Note 7—Common and Preferred Stock

      In December 2003, the Company amended its certificate of incorporation (“the amendment”) to effect a common stock split, authorize shares of common and preferred stock for issuance and establish the rights and other administrative matters related to the shares authorized and outstanding as discussed further below.

      Common Stock. The Company’s common stock consists of two classes designated as Class A and Class B common stock. At December 31, 2003, LSI was the Company’s sole stockholder, owning 100% of the Class B common shares outstanding. Pursuant to the amendment, all common shares issued and outstanding immediately prior to the amendment were split into and reclassified as 50 million shares of Class B common stock. All references to common shares have been retroactively restated to reflect the split as if it occurred for all periods presented. Additional paid in capital plus retained earnings for all periods presented represent LSI’s investment in the Company.

      Pursuant to the amendment, the Company is authorized to issue 200 million shares designated as $0.001 par value Class A common stock. The Company’s Class A and Class B common stock have identical economic rights and voting rights on all matters other than the election of the members of the Board of Directors. As long as there are no outstanding shares of Class A common stock outstanding, the Class B shares have the right to elect 100% of the Board of Directors. If Class A shares are issued, the Class B stockholders have the right to elect 80% of the members of the Board of Directors.

                       Dividends

      Holders of Class A common stock and Class B common stock will share, equally on a per share basis, in all dividends declared by the board of directors from time to time; provided that, with respect to stock dividends, holders of shares of Class A common stock will only receive shares of Class A common stock and holders of shares of Class B common stock will only receive shares of Class B common stock. The number of shares of Class A common stock and Class B common stock so distributed will be equal in number on a per share basis. The Company may not subdivide or combine shares of either class of the Company’s common stock without at the same time proportionally subdividing or combining shares of the other class.

Conversion

      Prior to any distribution by LSI of its shares of the Company’s class B common stock to its stockholders, shares of Class B common stock will automatically convert into Class A common stock if such shares of Class B common stock are transferred to a person other than one of LSI’s wholly-owned subsidiaries. Prior to such distribution, LSI and its wholly owned subsidiaries may also convert shares of Class B common stock held by them into Class A common stock. All conversions will be effected on a one-for-one basis.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Shares of Class B common stock will not convert into shares of Class A stock in any transfer effected in connection with a distribution of shares of Class B common stock by LSI to its stockholders. Following such distribution, shares of Class B common stock will no longer be convertible into Class A common stock.

Other Rights

      All shares of Class A common stock and Class B common stock are entitled to receive equally on a per share basis the same kind and amount of consideration in the event of any merger, reorganization or consolidation of the Company with any other company. In the event of a liquidation, all shares of Class A common stock and Class B common stock are entitled to receive equally on a per share basis all assets available for distribution to stockholders.

      Preferred Stock. Pursuant to the amendment, the Company is authorized to issue 5 million shares designated as $0.001 par value preferred stock. The preferred stock may be issued from time to time in one or more series subject to approval of the Board of Directors. The Board of Directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock.

Note 8—Equity and Other Employee Compensation Plans

      As a wholly owned subsidiary of LSI, the employees of the Company have participated in LSI’s stock option and stock purchase plans. The Company’s otherwise-eligible employees generally will continue to be eligible to participate in the LSI stock option plans until LSI no longer controls 50% of the voting stock of the Company or LSI has made a distribution of the Company’s stock to LSI stockholders, whichever is earlier. However, LSI has removed the Company as a subsidiary designated for participation in its stock purchase plan in offering periods that begin on or after the effective date of the Company’s initial public offering. The Company’s employees will be able to remain as participants in offering periods underway at that time, subject to the above general eligibility requirement. LSI options granted prior to this issuance will remain LSI options and will not be dilutive to the Company’s earnings per share. The Company’s employees may receive grants under the 2004 Equity Incentive Plan in the future and those options may have a dilutive effect to the Company.

      LSI Stock Option Plans. LSI has stock option plans to grant options to officers, employees and consultants. Under these plans, LSI may grant stock options with an exercise price that is no less than the fair market value of the stock on the date of grant. The term of each option is determined by the Board of Directors of LSI and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant.

      LSI Stock Option Exchange Program. On August 20, 2002, LSI filed, with the Securities and Exchange Commission, an offer to exchange stock options outstanding under the 1991 Equity Incentive Plan and the 1999 Nonstatutory Stock Option Plan for new options. Under the exchange offer, eligible employees had the opportunity to exchange eligible stock options for the promise to grant new options in the future under the 1999 Nonstatutory Stock Option Plan. Directors and executive officers of LSI were not eligible to participate in this program. The exchange offer expired September 18, 2002, and Company employees tendered an aggregate of 2,149,345 LSI options for exchange. On March 20, 2003, LSI granted a new option that covered two shares of LSI Logic common stock for every three shares covered by an option an employee elected to exchange. The exercise price per share of the new options was equal to the fair market value of LSI’s common stock on the new grant date. LSI granted 1,383,493 options to employees of the Company at an exercise price of $5.06 per share. The exchange program did not result in the recording of any compensation expense in the consolidated statements of operations.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes LSI’s stock options issued to employees of the Company for the three years ended December 31, 2003 (share amounts in thousands):

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price Per	Number	Price Per	Number	Price Per
	of Shares	Share	of Shares	Share	of Shares	Share

Options outstanding at January 1,	3,924	$20.03	5,754	$26.49	4,356	$27.38
Options canceled	(464)	(12.71)	(2,812)	(30.95)	(111)	(24.35)
Options granted	2,632	6.67	1,088	12.72	1,733	21.23
Options exercised	(15)	(4.25)	(106)	(6.11)	(224)	(4.09)

Options outstanding at December 31,	6,077	$14.84	3,924	$20.03	5,754	$26.29

Options exercisable at December 31,	2,468	$21.05	1,906	$19.76	1,801	$22.54

      Significant groups of LSI options issued to employees of the Company and outstanding as of December 31, 2003 are as follows (share amounts in thousands):

	Outstanding			Exercisable

			Weighted		Weighted
			Average		Average
		Remaining	Exercise		Exercise
	Number	Contractual	Price Per	Number	Price Per
	of Shares	Life (years)	Share	of Shares	Share

Options with exercise prices ranging from:
$0.06 to $5.00	26	8.60	$4.09	2	$1.81
$5.01 to $10.00	2,985	8.39	6.65	579	7.55
$10.01 to $15.00	728	7.46	12.04	379	13.25
$15.01 to $20.00	910	7.25	17.51	482	17.99
$20.01 to $25.00	594	7.23	22.10	299	22.10
$25.01 to $30.00	424	5.72	29.29	413	29.30
$30.01 to $66.13	410	6.31	48.64	314	48.37

	6,077	7.67	$14.84	2,468	$21.05

      All options were granted at an exercise price equal to the market value of LSI’s common stock at the date of grant, with the exception of the options assumed under the stock plans of companies acquired during 2000. No further options may be granted under the assumed plans.

      LSI Stock Purchase Plan. LSI has an Employee Stock Purchase Plan under which rights are granted to all employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period. Sales of stock to employees of the Company under the LSI Employee Stock Purchase Plan in 2003, 2002 and 2001 were approximately 653,000, 428,000 and 216,000 shares of common stock at an average price of $4.86, $7.69 and $16.49 per share, respectively.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      LSI 401(k) Defined Contribution Plan. Eligible employees in the U.S. may participate in the LSI Logic Corporation 401(k) Plan (“LSI 401(k) Plan”). Beginning in April 2002, LSI provides a base matching contribution to employees of 100% of the first 2% of employee contributions. When LSI achieves operating profitability during a quarter, as defined by LSI, of 1% or greater of revenues, an additional matching contribution of 50% of the next 3% of an employee’s contribution is made during the following quarter. Prior to April 2002, LSI provided a matching contribution of 150% of the first 2% of employee contributions plus 50% of the next 3% of an employee’s contribution. Company contributions to the LSI 401(k) Plan for the Company employees were $1.6 million, $1.5 million and $2.2 million during 2003, 2002 and 2001, respectively.

      The Company’s employees will continue to be eligible to participate in the LSI 401(k) Plan until LSI no longer controls 80% of the voting stock of the Company with respect to the election of directors or LSI has made a distribution of the Company’s stock to LSI stockholders. Prior to that time, the Company will establish a 401(k) plan. The assets of the Company’s employees held by the LSI 401(k) Plan will be transferred to the Company’s 401(k) plan within 90 days of when the employees cease to be eligible to participate in the LSI 401(k) Plan.

      The Company’s 2004 Equity Incentive Plan. The Company’s Board of Directors adopted and the Company’s sole stockholder approved the 2004 Equity Incentive Plan in February 2004. The 2004 Equity Incentive Plan provides for the grant of the following types of incentive awards: (1) stock options; (2) stock appreciation rights; (3) restricted stock; (4) performance units; and (5) performance shares. The Compensation Committee of the Board of Directors (“Administrator”) will administer the plan. There are 7.5 million shares of the Company’s common stock reserved for grant under the 2004 Equity Incentive Plan.

      Options. Under the terms of the plan, the Administrator determines the exercise price and vesting terms of the option and may grant nonqualified and incentive stock options. For incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of options may not exceed ten years. On February 12, 2004, 1,675,000 options to purchase Class A common stock were granted to several of the Company’s employees at an exercise price of $10.00 per share representing the fair value on the date of grant of the Company’s Class A common stock as determined by the Company’s Board of Directors. Options granted vest 25% at every anniversary from the date of grant.

      Automatic Option Grants to Outside Directors. The Company’s non-employee directors will receive annual, automatic, stock option grants. Each new non-employee director will receive an option to purchase 25,000 shares on the date he or she first becomes a non-employee director and an option to purchase 15,000 shares on the last business day of each subsequent fiscal year, provided that he or she has served as a non-employee director for the entire preceding fiscal year. The exercise price of the options will be equal to the market value of the stock on the date of grant. The options will vest in full on the first anniversary of the grant date. Options granted to non-employee directors will expire at the earlier of: (1) ten years from the date of grant, (2) seven months from the date of termination for any reason other than disability or retirement or (3) one year from the date of termination by reason of disability or retirement.

      Automatic Restricted Stock Grants to Outside Directors. Each new non-employee director will receive an automatic, non-discretionary grant of 2,500 shares of restricted stock on the date he or she first becomes a non-employee director. The grants of restricted stock will be subject to restrictions on any transfer of the shares, which restrictions will lapse in full on the first anniversary of the applicable grant date.

      Stock Appreciation Rights. A stock appreciation right is a right granted to an employee to receive the appreciation in the fair market value of common stock between the grant date and the exercise date. The Company can pay the appreciation in either cash or in shares of its common stock. Stock appreciation rights become exercisable at the times and on the terms established by the Administrator.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Restricted Stock. The Administrator will determine the vesting terms and conditions, the number of shares of restricted stock granted to employees and other conditions such as specific performance goals where appropriate.

      Performance Units, Performance Shares. Performance units and performance shares are awards to employees that will result in a payment to a participant only if goals established by the Administrator are achieved or the Awards otherwise vest. The Administrator will establish organizational or individual goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of a share of the Company’s common stock on the grant date.

      The Company’s Employee Stock Purchase Plan. The Company’s Board of Directors adopted and the Company’s sole stockholder approved the Employee Stock Purchase Plan (“ESPP”) in February 2004. The Company’s ESPP provides eligible employees, including employees of participating subsidiaries, with the opportunity to purchase shares of the Company’s Class A common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12 month offering period or at the end of each six-month purchase period within such offering period. A total of 1.5 million shares of Class A common stock have been reserved for issuance under the Company’s ESPP.

Note 9—Income Taxes

      See Note 2 for a discussion of the tax sharing agreement with LSI.

      The provision for/ (benefit from) income taxes consisted of the following:

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Current:
Federal	$12,482	$6,450	$(15,631)
State	1,766	84	1
Foreign	284	202	30

Total	14,532	6,736	(15,600)

Deferred:
Federal	(5,832)	992	(3,440)
State	146	854	(2,382)
Foreign	—	57	(40)

Total	(5,686)	1,903	(5,862)

Total	$8,846	$8,639	$(21,462)

      The Company has not provided for U.S. federal income and foreign withholding taxes on approximately $3.0 million of undistributed earnings of its non-U.S. subsidiary as of December 31, 2003 because these earnings are intended to be invested indefinitely.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The domestic and foreign components of income/ (loss) before income taxes were as follows:

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Domestic	$22,291	$23,540	$(60,347)
Foreign	2,272	1,130	(161)

Income/(loss) before income taxes	$24,563	$24,670	$(60,508)

      Significant components of the Company’s deferred tax assets, which required no valuation allowance, and deferred tax liabilities as of December 31, 2003 and 2002 were as follows:

	December 31,

	2003	2002

	(in thousands)
Deferred tax assets:
Purchased intangible assets	$22,604	$18,458
Reserves and other items	4,040	2,694
Inventory reserves	3,095	2,887
Net operating loss carryforwards	—	665
Tax credit carryovers	—	172

Total deferred tax assets	29,739	24,876
Deferred tax liabilities:
Depreciation and amortization	(2,331)	(3,154)

Total net deferred tax assets	$27,408	$21,722

      Differences between the Company’s effective tax rate and the federal statutory rate were as follows:

	Year ended December 31,

	2003	2002	2001

Federal statutory rate	35.0%	35.0%	(35.0)%
State taxes, net of federal benefit	5.3%	3.7%	(3.9)%
Difference between U.S. and foreign tax rates	(1.6)%	—	—
Research and development tax credit	(3.6)%	(3.7)%	(1.6)%
Nondeductible expenses	—	—	4.9%
Other	0.9%	—	0.1%

Effective tax rate	36.0%	35.0%	(35.5)%

      LSI files a federal consolidated income tax return and a California combined franchise tax return which include the Company. The Internal Revenue Service is currently examining the 2001 federal consolidated income tax return. In addition, the California Franchise Tax Board was begun an examination of the 1999 and 2000 California Combined Franchise tax returns. The Company believes the final disposition of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

      The Company is responsible for certain income tax liabilities that will be paid in accordance with the proposed tax sharing agreement with LSI. Additionally, the Company paid $0.9 million, $0.2 million and $0.4 million for income taxes in 2003, 2002 and 2001, respectively to state and foreign tax authorities.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Section 355(e) of the Internal Revenue Code of 1986, as amended, imposes a corporate-level tax on a distributing corporation (but not the distributing corporation’s stockholders) that spins off a controlled subsidiary in an otherwise tax-free spin-off if the spin-off is “part of a plan (or series of related transactions)” pursuant to which 50% or more of the voting power or economic value of either the distributing or controlled corporation is directly or indirectly acquired by one or more persons. Although LSI would be primarily responsible under the relevant law for any Section 355(e) liability that may arise, the tax sharing agreement between the Company and LSI provides that the Company will indemnify LSI for any proposed tax liability incurred in connection with the application of Section 355(e) of the Internal Revenue Code resulting from acquisitions of the Company’s stock after a possible spin-off that results in a change-in-control (after taking into account issuances by the Company in a public offering or sales, dispositions, or distributions of the Company’s stock by LSI).

Note 10—Segment and Geographic Information

      The Company operates in a single industry segment as a provider of modular, high-performance, disk storage systems and sub-assemblies to server and storage original equipment manufacturers. The products of the Company are sold as complete storage systems or sub-assemblies configured from modular components, including our disk array controller boards and related enclosures, disk drive enclosures and related management software.

      Significant Customers. The following table summarizes the number of our significant customers, each of whom accounted for 10% or more of our revenues, along with the percentage of revenues they individually represent on a consolidated basis:

	Year ended December 31,

	2003	2002	2001

Number of significant customers	3	3	3

Percentage of revenues	51%, 14%, 11%	36%, 19%, 15%	21%, 20%, 13%

      Information about geographic areas. Revenues by geography are based on export sales shipped to the geographies listed below. The Company has no long-lived assets located outside of the United States.

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Revenues:
United States	$332,933	$284,034	$164,402
Americas, excluding the United States	6,957	10,178	7,465
Europe	58,850	37,458	37,297
Asia	27,992	4,860	6,082

Total	$426,732	$336,530	$215,246

Note 11—Commitments and Contingencies

Operating Leases

      The Company leases certain facilities and equipment under non-cancelable operating leases, which expire through 2007. The facilities lease agreements typically provide for base rental rates that are increased at various times during the terms of the lease and for renewal options at the fair market rental value. Future minimum payments under these operating lease agreements are approximately $3.1 million, $2.2 million,

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.4 million and $0.2 million for the years ending December 31, 2004, 2005, 2006 and 2007, respectively. There are currently no minimum payments under operating leases after 2007.

      Rental expense under all operating leases was approximately $3.0 million for each of the years ended December 31, 2003, 2002 and 2001.

Purchase Commitments

      The Company maintains certain purchase commitments primarily for raw materials with suppliers and for some non-production items. The purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties and can range from one to six months.

Product Warranties

	Year ended
	December 31,

	2003	2002

	(in thousands)
Balance at the beginning of the period	$4,551	$2,354
Accruals for warranties issued during the period	9,788	10,420
Settlements made during the period (in cash or in kind)	(8,797)	(8,223)

Balance at the end of the period	$5,542	$4,551

      Indemnifications. The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party’s claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company’s obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

Legal Matters

      The Company is a party to litigation matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect the Company’s financial position, liquidity or results of operations.

Note 12—Unaudited Pro Forma Financial Data

      The unaudited pro forma financial data set forth below consists of unaudited pro forma earnings per share for the year ended December 31, 2003.

      Unaudited pro forma earnings per share. Unaudited pro forma basic earnings per share has been computed by dividing net income available to common stockholders (numerator) by the weighted

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

average number of common shares outstanding during the period plus the number of common shares to be issued in this offering (denominator), a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend. Unaudited pro forma diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, the number of shares to be issued in this offering, a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend, plus the estimated effect of dilutive stock options. In computing diluted EPS, the initial public offering price of $          per share has been assumed in determining the number of shares assumed to be repurchased upon the exercise of stock options. A reconciliation of the numerators and denominators of the basic and diluted per share amount computations is as follows:

Year Ended
December 31,
2003

(in thousands
except per
share amounts)
Net income available to common stockholders*	$15,717
Weighted average common share outstanding	50,000
Common shares to be issued in this offering, a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders

Weighted average shares—basic†
Effect of dilutive stock options

Weighted average shares—diluted†

Net income per share—basic	$

Net income per share—diluted	$

*	Numerator

†	Denominator

Note 13 — Subsequent Events

      In March 2004, the Company executed a tax sharing agreement, a real estate matters agreement, a transition services agreement and an investor rights agreement with LSI. See Note 2 for a further discussion of such agreements.

      On March 1, 2004, the Company granted 225,000 options to purchase Class A common stock to an employee of the Company at an exercise price of $10.00 per share representing the estimated fair value on the date of grant of the Company’s Class A common stock as determined by the Company’s Board of Directors. Options granted vest 25% at every anniversary from the grant date. In addition, on March 1, 2004, the Company granted 25,000 restricted shares of the Company’s Class A common stock to an employee of the Company. Restricted shares granted vest 50% at the end of each year from the date of grant.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	March 31,	December 31,
	2004	2004	2003
	Pro Forma*	Actual	Actual

	(in thousands, except per-share amounts)
ASSETS
Cash and cash equivalents	$	$77,567	$68,193
Accounts receivable, less allowances of $635 and $713		63,689	76,564
Inventories		48,849	38,751
Deferred tax assets		5,719	7,135
Prepaid expenses and other current assets		2,093	2,082

Total current assets		197,917	192,725
Property and equipment, net		22,465	23,092
Intangible assets, net		20,769	23,865
Goodwill		79,618	79,618
Deferred tax assets		19,643	20,273
Other assets		17,380	15,034

Total assets	$	$357,792	$354,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$	$21,703	$23,248
Accrued salaries, wages and benefits		9,729	9,992
Payables to LSI Logic Corporation		50,991	49,584
Other accrued liabilities		15,183	18,346

Total current liabilities		97,606	101,170

Long-term liabilities		262	214

Total liabilities		97,868	101,384

Commitments and contingencies (Note 8)
Preferred shares; $0.001 par value; 5,000,000 shares authorized; none outstanding	—	—	—
Class A common stock; $0.001 par value; 200,000,000 shares authorized; 25,000 shares outstanding at March 31, 2004 and no shares outstanding at December 31, 2003	—	—	—
Class B common stock; $0.001 par value; 50,000,000 shares authorized and outstanding		50	50
Additional paid-in capital		234,547	234,484
Deferred stock compensation		(240)	—
Retained earnings		25,567	18,689

Total stockholders’ equity		259,924	253,223

Total liabilities and stockholders’ equity	$	$357,792	$354,607

*	The unaudited pro forma balance sheet assumes the net proceeds from the offering have been received and a portion of those proceeds were paid as a dividend to LSI Logic Corporation and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend, as of March 31, 2004. See Note 9 for additional information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months
	Ended March 31,

	2004	2003

	(in thousands,
	except per share
	amounts)
Revenues from external customers	$115,459	$100,255
Revenues from LSI Logic Corporation	372	363

Total revenues	115,831	100,618
Costs and expenses:
Cost of revenues from external customers(*)	70,297	64,464
Cost of revenues from LSI Logic Corporation(*)	73	54
Research and development	14,116	9,902
Selling, general and administrative	17,287	14,298
Amortization of intangibles(*)	3,096	3,442
Restructuring of operations and other items	(3)	14,713
Amortization of non-cash deferred stock compensation(**)	10	—

Total costs and expenses	104,876	106,873

Income/(loss) from operations	10,955	(6,255)
Interest income and other, net	138	152

Income/(loss) before income taxes	11,093	(6,103)
Provision for/ (benefit from) income taxes	4,215	(2,198)

Net income/(loss)	$6,878	$(3,905)

Net income/(loss) per share:
Basic and diluted	$0.14	$(0.08)

Shares used in computing per share amounts:
Basic and diluted	50,000	50,000

(*)	Amortization of intangibles, if not shown separately, would have been included in cost of revenues from external customers and cost of revenues from LSI Logic Corporation.
(**)	Amortization of non-cash deferred stock compensation, if not shown separately, would have been included in selling, general and administrative expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Class A	Class B
	Common	Common	Common
	Stock	Stock	Stock	Additional
				Paid-In	Deferred Stock	Retained
	Shares	Shares	Amount	Capital	Compensation	Earnings	Total

	(in thousands)
Balances at December 31, 2003	—	50,000	$50	$234,484	$—	$18,689	$253,223
Net income*						6,878	6,878
Net transfer to LSI Logic Corporation				(187)			(187)
Deferred stock compensation	25		—	250	(250)		—
Amortization of deferred stock compensation					10		10

Balances at March 31, 2004	25	50,000	$50	$234,547	$(240)	$25,567	$259,924

*	Other comprehensive income/(loss) is equal to net income/(loss).

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended
	March 31,

	2004	2003

	(in thousands)
Operating activities:
Net income/ (loss)	$6,878	$(3,905)
Adjustments:
Depreciation and amortization	6,385	8,142
Non-cash restructuring and other items	—	13,116
Provision for deferred taxes	2,046	—
Provision for inventory	643	1,133
Provision for doubtful accounts	36	107
Loss on disposal of property and equipment	303	—
Amortization of non-cash deferred stock compensation	10	—
Changes in assets and liabilities:
Accounts receivable	12,839	4,225
Inventories	(10,741)	(2,461)
Prepaid expenses and other assets	(2,886)	673
Accounts payable	(1,545)	1,827
Accrued and other liabilities	(3,376)	1,757
Payables to LSI Logic Corporation	1,407	8,376

Net cash provided by operating activities	11,999	32,990

Investing activities:
Purchases of property and equipment	(2,438)	(1,718)

Net cash used in investing activities	(2,438)	(1,718)

Financing activities:
Distribution to LSI Logic Corporation	(187)	(221)

Net cash used in financing activities	(187)	(221)

Increase in cash and cash equivalents	9,374	31,051
Cash and cash equivalents at beginning of period	68,193	19,488

Cash and cash equivalents at end of period	$77,567	$50,539

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—	Basis of Presentation

      The unaudited consolidated financial statements of Engenio Information Technologies, Inc. (“the Company”) reflect the historical results of operations and cash flows of the Company and all of its subsidiaries. Intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. The Company is a subsidiary of LSI Logic Corporation (“LSI”). For financial reporting purposes, the Company reports on a 13 or 14-week quarter with a year ending December 31. The first quarter of 2004 ended on April 4, 2004 and included approximately 14 weeks while the first quarter of 2003 ended on March 30, 2003 and included approximately 13 weeks. For presentation purposes, the unaudited consolidated financial statements refer to the quarter’s calendar month end for convenience. The accompanying financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and March 31, 2003 are unaudited. In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments and restructuring of operations and other items) necessary to fairly present the financial information included herein. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained herein. The results of operations for the quarter ended March 31, 2004, are not necessarily indicative of the results to be expected for the full year.

      The financial statements include allocations of certain LSI expenses, including centralized legal, accounting, tax, treasury, information technology, employee benefits and other LSI corporate services and infrastructure costs. The expense allocations have been determined on bases that LSI and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented. See Note 2 for additional information on the relationship with LSI.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

Note 2—	Transactions with LSI

      Sales of Products to LSI. Sales to LSI were $0.4 million and $0.4 million for the three months ended March 31, 2004 and 2003, respectively.

      Purchases of Products from LSI. Purchases of products from LSI were $0.2 million and $0.2 million for the three months ended March 31, 2004 and 2003, respectively.

      Services Provided by LSI. Costs allocated or charged by LSI to the Company for services performed by LSI on behalf of the Company were $11.2 million and $6.7 million for the three months ended March 31, 2004 and 2003, respectively.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Payables to LSI. The following is a summary of net payables to LSI Logic Corporation:

	March 31,	December 31,
	2004	2003

Income taxes payable	$33,599	$31,870
Other payables	19,980	21,793
Other receivables	(2,588)	(4,079)

	$50,991	$49,584

      Net Transfers to LSI. Transfers to LSI were $0.2 million in during the three months ended March 31, 2004 and 2003 for payments by the Company to LSI for lost tax credits for research and development in accordance with the terms of the tax sharing agreement.

Note 3—	Segment and Geographic Information

      The Company operates in a single industry segment as a provider of modular, high-performance, disk storage systems and sub-assemblies to server and storage original equipment manufacturers. The products of the Company are sold as complete storage systems or sub-assemblies configured from modular components, including our disk array controller boards and related enclosures, disk drive enclosures and related management software.

      Significant Customers. The following table summarizes the number of our significant customers, each of whom accounted for 10% or more of our revenues, along with the percentage of revenues they individually represent on a consolidated basis:

	Three Months Ended March 31,

	2004	2003

Number of significant customers	3	3
Percentage of revenues	51%, 14%, 14%	41%, 15%, 13%

      Information about Geographic Areas. Revenues by geography are based on export sales shipped to the geographies listed below. The Company has no long-lived assets located outside of the United States.

	Three Months
	Ended March 31,

	2004	2003

	(in thousands)
Revenues:
United States	$90,286	$80,267
Americas, excluding the United States	1,642	700
Europe	13,155	13,712
Asia	10,748	5,939

Total	$115,831	$100,618

Note 4—	Reconciliation of Basic and Diluted Earnings/ (Loss) Per Share

      There were no dilutive securities outstanding during the three months ended March 31, 2004 and 2003. At March 31, 2004, there were 1,900,000 options to purchase Class A common stock and 25,000 non-vested Class A common shares outstanding, which were not included in the computation of diluted shares for the quarter ended March 31, 2004 because their exercise prices were equal to the average market price of common

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares for the quarter. The exercise price of these options and the fair value of non-vested shares was $10.00 at March 31, 2004. There were no options of the Company outstanding during the first quarter of 2003.

Note 5—	Stock-based Compensation

      As discussed in Notes 1 and 8 of the Consolidated Financial Statements for the periods ended December 31, 2003, 2002 and 2001 contained herein, the Company accounts for stock-based compensation, including stock options granted to purchase the Company’s stock, LSI stock and shares issued under the LSI Employee Stock Purchase Plan, using the intrinsic value method as prescribed in APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost for stock options, if any, is measured as the excess of the quoted market price at grant date over the exercise price and recognized ratably over the vesting period. The Company’s and LSI’s policies are to grant options with an exercise price equal to the quoted market price of LSI’s stock on the grant date.

      The following table provides pro forma disclosures of the Company’s net income/ (loss) and income/ (loss) per share as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, for awards granted under the Company’s stock option plan and LSI’s stock option and stock purchase plans.

	Three Months
	Ended
	March 31,

	2004	2003

	(in thousands,
	except per
	share amounts)
Net income/(loss), as reported	$6,878	$(3,905)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,150)	(3,629)

Pro forma net income/(loss)	$3,728	$(7,534)

Income/(loss) per share:
Basic and diluted—as reported	$0.14	$(0.08)
Basic and diluted—pro forma	$0.07	$(0.15)

      All of the LSI stock options have been excluded from the calculation of pro forma diluted earnings per share because they are not options of the Company and when exercised they would not be dilutive.

      The stock-based compensation expense determined under the fair value method, included in the table above, was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s and LSI’s stock option awards. This model requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The assumptions used for LSI stock options and employee stock purchase plan have been discussed in Note 1 of the Consolidated Financial Statements for the periods ended December 31, 2003, 2002

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2001 contained herein. The following weighted average assumptions were used in determining the estimated grant date fair values of the Company’s stock options granted in the first quarter of 2004:

The Company’s Employee Stock Options Granted	March 31, 2004

Weighted average estimated grant date fair value	$5.98
Assumptions in calculation:
Expected life (years)	4.0
Risk-free interest rate	2.6%
Volatility	80%
Dividend yield	—

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6—Balance Sheet Detail

	March 31,	December 31,
	2004	2003

	(in thousands)
Cash and cash equivalents:
Cash in banks	$26,416	$17,162
Money market accounts	51,151	51,031

	$77,567	$68,193

Inventories:
Raw materials	$19,467	$13,039
Work-in-process	10,156	8,773
Finished goods	12,171	9,812
Demonstration inventory	7,055	7,127

	$48,849	$38,751

Property and equipment:
Land	$1,400	$1,400
Buildings and improvements	8,058	7,732
Equipment	30,997	31,400
Furniture and fixtures	4,979	4,944
Leasehold improvements	613	613
Construction-in-progress	2,039	4,476

	48,086	50,565
Accumulated depreciation and amortization	(25,621)	(27,473)

	$22,465	$23,092

Other long-term assets:
Purchased software, net	$3,405	$2,929
Internally developed software, net	13,780	11,911
Other assets	195	194

	$17,380	$15,034

Other accrued liabilities:
Warranty reserve	$5,209	$5,542
Deferred revenue	4,026	4,190
Accrued expenses	2,931	3,537
Accrued commissions	1,463	2,169
Inventory purchase commitment	96	1,385
Sales and property taxes payable	740	684
Restructuring reserve	718	839

	$15,183	$18,346

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7—Restructuring and Other Items

      The following table sets forth the Company’s restructuring reserves related to the February 2003 action, which are included in other accrued liabilities on the balance sheet:

	Balance at	Expense	Utilized	Balance at
	December 31,	during	during	March 31,
	2003	2004	2004	2004

		(in thousands)
Excess facilities charges(a)	$839	$(3)	$(118)	718

Total	$839	$(3)	$(118)	$718

(a)	Amounts utilized represent cash payments. The remaining balance will be paid during the remaining term of the lease, which extends through 2005.

Note 8—Commitments and Contingencies

     Guarantees

Product Warranties

	Three Months Ended
	March 31,

	2004	2003

	(In thousands)
Balance at the beginning of the period	$5,542	$4,551
Accruals for warranties issued during the period	2,000	2,984
Settlements made during the period (in cash or in kind)	(2,332)	(2,776)

Balance at the end of the period	$5,209	$4,759

      Indemnifications. The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party’s claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company’s obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

      The tax sharing agreement with LSI also contains provisions requiring the Company to indemnify LSI for, among other things:

•	any increases in the Company’s stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute;

•	any increases in taxes attributable to the Company’s business;

•	any transfer taxes incurred on the transfer of assets, if any, by LSI or any of its subsidiaries to the Company or any of its subsidiaries,

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	in connection with any future distribution of the shares of the Company’s stock held by LSI to its stockholders, any tax liability incurred by LSI under Section 355(e) of the Internal Revenue Code as a result of issuances and dispositions of the Company’s stock after such a distribution (provided that the Company will not be liable under this provision for any tax liability that would result taking into account only certain dispositions of the Company’s stock by LSI); and

•	in connection with a distribution of the shares of the Company’s stock held by LSI to its stockholders, any tax liability incurred by LSI resulting from any action or failure to act by the Company, or any condition known by the Company to exist (and not known by LSI to exist), if such action, failure to act or condition causes any representation made in connection with the opinion provided to LSI regarding the qualification of the distribution under Section 355 of the Internal Revenue Code to be untrue.

     Legal Matters

      The Company is a party to litigation matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect the Company’s financial position, liquidity or results of operations.

Note 9—	Unaudited Pro Forma Financial Data

      The unaudited pro forma financial information consists of an unaudited pro forma condensed balance sheet as of March 31, 2004 and unaudited pro forma earnings per share for the quarter ended March 31, 2004.

      The unaudited pro forma balance sheet presented on the Consolidated Balance Sheet on page F-31 has been prepared assuming the proceeds of the offering had been received and a portion of those proceeds were paid as a dividend to LSI and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend, on March 31, 2004. The unaudited pro forma condensed balance sheet is not intended to represent what our financial position would actually have been had the offering occurred on March 31, 2004 or to project our financial position for any future date. The pro forma adjustments are based on currently available information and certain assumptions that management believes are reasonable.

      The amount of the dividend was assumed to be $          and represents the proceeds from the offering in excess of the amount used to repay the payables to LSI as of March 31, 2004. In the unaudited pro forma balance sheet as of March 31, 2004, the proceeds from the offering increased cash and additional paid-in capital by $          and the payment of the dividend to LSI and the Company’s other stockholders decreased cash and additional paid-in capital by $          . In computing the dividend, an initial public offering price of $          per share has been assumed.

      Unaudited pro forma earnings per share. Unaudited pro forma basic earnings per share has been computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding during the period plus the number of common shares to be issued in this offering (denominator), a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend. Unaudited pro forma diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, the number of shares to be issued in this offering, a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders, on a pro rata basis based upon the number of shares of the Company’s common stock owned by each stockholder on the record date for the dividend, plus the estimated effect of dilutive stock options. In computing diluted EPS, the initial public offering price of $           per share has been assumed in determining the number of shares assumed to be repurchased upon the

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise of stock options. A reconciliation of the numerators and denominators of the basic and diluted per share amount computations is as follows:

Quarter Ended
March 31, 2004

(in thousands except
per share amounts)
Net income/(loss) available to common stockholders*	$6,878
Weighted average common shares outstanding	50,000
Common shares to be issued in this offering, a portion of the proceeds of which will be paid as a dividend to LSI and the Company’s other stockholders

Weighted average shares—basic+
Effect of dilutive stock options

Weighted average shares—diluted+
Net income per share—basic	$

Net income per share—diluted	$

*	Numerator

+	Denominator

Note 10 — Subsequent Events

      In April and May 2004, the Company granted options to purchase 25,000 shares of Class A common stock to each non-employee director on the date of their appointment to the Company’s Board of Directors at an exercise price of $10.00 per share, representing the estimated fair value on the date of grant of the Company’s Class A common stock as determined by the Company’s Board of Directors, which fully vest one year from the date of grant. In addition, upon their appointment, the Company granted each non-employee director 2,500 restricted shares of the Company’s Class A common stock, which fully vest one year from the date of grant.

      In April 2004, the Company entered into a change-in-control severance agreement with each of the Company’s executive officers. Each agreement provides that if there is an involuntary termination of an executive officer’s employment other than for cause within 12 months after a change-in-control of the Company, the officer is entitled to acceleration of any unvested portion of his equity compensation that was granted at least six months prior to the change-in-control. In addition, the officer will be entitled to receive severance benefits in a lump sum payment within seven days of such an involuntary termination equal to his base salary (as in effect immediately prior to the change-in-control) for a period of 24 months, plus 200% of his target bonus for the year in which the change-in-control occurs. Upon such an involuntary termination, each such officer also will be entitled to continued health, dental and vision coverage benefits for a period of 24 months, provided medical coverage is timely elected by the officer, and to continued life insurance benefits for a period of 18 months. If any of the officers is subject to an excise tax as a result of such payments and benefits, the Company will provide him with a gross-up payment in an amount not to exceed the sum of his base salary as in effect immediately before the change-control plus his target bonus for the year in which the change-in-control occurs.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

SEC Registration Fee		$31,675
NASD Filing Fee		$25,500
New York Stock Exchange Listing Fee		*
Printing Costs		*
Directors and Officers’ Insurance		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care.

      The registrant intends to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections.

      The indemnification provision in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

      Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation of Registrant	3.1
Form of Indemnification Agreement	10.1

Item 15.	Recent Sales of Unregistered Securities.

      On February 12, 2004, we issued options to certain employees to purchase an aggregate of 1,675,000 shares of our Class A common stock.

      On March 1, 2004, we issued to our chief financial officer 25,000 restricted shares and an option to purchase 225,000 shares of our Class A common stock at an exercise price of $10.00 per share.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On April 6, 2004, we issued to each of our four non-employee directors appointed to our board of directors on that date (Messrs. Haggerty, Norby, Reyes and Sonsini) an option to purchase of 25,000 shares of our Class A common stock and 2,500 restricted shares.

      On May 6, 2004, we issued to Mr. O’Rourke an option to purchase of 25,000 shares of our Class A common stock and 2,500 restricted shares.

      The issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 of the Securities Act as transactions by an issuer not involving a public offering.

Item 16.     Exhibits and Financial Statement Schedules

      (a)     Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2	.1***	Master Separation Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.2***	General Assignment and Assumption Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.3***	Intellectual Property Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.4***	Employee Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.5***	Tax Sharing Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
2	.6***	Real Estate Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.7***	Indemnification and Insurance Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2	.8***	Transition Services Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
3	.1***	Amended and Restated Certificate of Incorporation of registrant
3	.2***	Bylaws of registrant, as amended and restated
4.1		Form of Specimen Stock Certificate for registrant’s Class A Common Stock
4.2		Form of Specimen Stock Certificate for registrant’s Class B Common Stock
4	.3***	Investor Rights Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
5	.1**	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1***	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers
10	.2***	2004 Equity Incentive Plan
10	.2.1***	Form of Nonqualified Stock Option Agreement under the 2004 Equity Incentive Plan
10	.3***	Employee Stock Purchase Plan
10	.4†***	Amended and Restated Distributor Agreement, dated as of April 15, 2004, between the registrant and Storage Technology Corporation

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exhibit
Number		Description

10	.5†***	OEM Purchase Agreement, effective as of February 15, 1995, as amended, by and between the registrant and NCR Corporation
10	.6†***	Production Procurement Agreement (PPA), dated as of July 11, 1997, as amended January 2, 2002, by and between the Symbios Logic Inc. and International Business Machines Corporation
10	.7†***	Base Agreement, effective as of August 20, 2003, by and between the registrant and International Business Machines Corporation
10	.8†***	Manufacturing Service Agreement, effective as of November 3, 2003, by and between the registrant and Sanmina-SCI Corporation
10	.9†***	Manufacturing Service Agreement, dated as of August 4, 2002, by and between LSI Storage Systems Europe Holdings, Ltd. and Flextronics International Cork B.V. Ireland
10	.10†***	Enterprise License Agreement, effective as of October 28, 2003, as amended May 6, 2004, by and between the registrant and Wind River Systems, Inc.
10	.11†***	OEM Purchase Agreement (DISC), effective as of September 19, 2001, as amended January 21, 2002 and January 15, 2004, by and between the registrant and Seagate Technology LLC
10	.12***	Form of Change of Control Severance Agreement entered into by the registrant with each of its executive officers
21	.1***	Subsidiaries of the registrant
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23	.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1		Power of Attorney (see pages II-6 and II-7 to this Form S-1)

*	To be filed by amendment.

**	Executed copy to be filed by amendment.

***	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

Financial Statement Schedule

To the Board of Directors

of Engenio Information Technologies, Inc.:

      Our audits of the consolidated financial statements referred to in our report dated February 19, 2004, except as to Note 2 and Note 13, for which the date is March 30, 2004, appearing in Amendment No. 1 to Registration Statement on Form S-1 of Engenio Information Technologies, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Amendment No. 1 to Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 19, 2004

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Column B	Column C			Column F
	Balance at	Additions charged to			Balance at
Column A	beginning of	costs, expenses	Column D	Column E	end of
Description	period	or other accounts	Recoveries	Utilization	period

2003
Allowance for doubtful accounts	$570	$883	$(570)	$(170)	$713
Allowance for sales returns	460	2,065	—	(1,282)	1,243
2002
Allowance for doubtful accounts	4,474	4,103	(2,090)	(5,917)	570
Allowance for sales returns	1,059	338	—	(937)	460
2001
Allowance for doubtful accounts	726	4,455	(726)	19	4,474
Allowance for sales returns	387	4,033	—	(3,361)	1,059

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Item 17.     Undertakings.

      The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California on June 24, 2004.

ENGENIO INFORMATION TECHNOLOGIES, INC.

By:	/s/ THOMAS GEORGENS

Thomas Georgens
President, Chief Executive Officer and Director

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Georgens and Wilfred J. Corrigan, and each of them, as his or her attorneys-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective statements), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ THOMAS GEORGENS Thomas Georgens	President, Chief Executive Officer and Director (Principal Executive Officer)	June 24, 2004

* William H. Kurtz	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	June 24, 2004

* Wilfred J. Corrigan	Director	June 24, 2004

/s/ CHARLES A. HAGGERTY Charles A. Haggerty	Director	June 24, 2004

* R. Douglas Norby	Director	June 24, 2004

Name		Title	Date

* Matthew J. O’Rourke		Director	June 24, 2004

* Gregorio Reyes		Director	June 24, 2004

* Larry W. Sonsini		Director	June 24, 2004

*By:	/s/ THOMAS GEORGENS Thomas Georgens Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement
2.1***	Master Separation Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2.2***	General Assignment and Assumption Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2.3***	Intellectual Property Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2.4***	Employee Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2.5***	Tax Sharing Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
2.6***	Real Estate Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2004
2.7***	Indemnification and Insurance Matters Agreement between LSI Logic Corporation and the registrant, effective as of December 31, 2003
2.8***	Transition Services Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
3.1***	Amended and Restated Certificate of Incorporation of registrant
3.2***	Bylaws of registrant, as amended and restated
4.1	Form of Specimen Stock Certificate for registrant’s Class A Common Stock
4.2	Form of Specimen Stock Certificate for registrant’s Class B Common Stock
4.3***	Investor Rights Agreement between LSI Logic Corporation and the registrant, effective as of March 15, 2004
5.1**	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1***	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers
10.2***	2004 Equity Incentive Plan
10.2.1***	Form of Nonqualified Stock Option Agreement under the 2004 Equity Incentive Plan
10.3***	Employee Stock Purchase Plan
10.4†***	Amended and Restated Distributor Agreement, dated as of April 15, 2004, by and between the registrant and Storage Technology Corporation
10.5†***	OEM Purchase Agreement, effective as of February 15, 1995, as amended, by and between the registrant and NCR Corporation
10.6†***	Production Procurement Agreement (PPA), dated as of July 11, 1997, as amended January 2, 2002, by and between the Symbios Logic Inc. and International Business Machines Corporation
10.7†***	Base Agreement, effective as of August 20, 2003, by and between the registrant and International Business Machines Corporation
10.8†***	Manufacturing Service Agreement, effective as of November 3, 2003, by and between the registrant and Sanmina-SCI Corporation
10.9†***	Manufacturing Service Agreement, dated as of August 4, 2002, by and between LSI Storage Systems Europe Holdings, Ltd. and Flextronics International Cork B.V. Ireland
10.10†***	Enterprise License Agreement, effective as of October 28, 2003, as amended May 6, 2004, by and between the registrant and Wind River Systems, Inc.

ENGENIO INFORMATION TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exhibit
Number	Description

10.11†***	OEM Purchase Agreement (DISC), effective as of September 19, 2001, as amended January 21, 2002 and January 15, 2004, by and between the registrant and Seagate Technology LLC
10.12***	Form of Change of Control Severance Agreement entered into by the registrant with each of its executive officers
21.1***	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see pages II-6 and II-7 to this Form S-1)

*	To be filed by amendment.

**	Executed copy to be filed by amendment.

***	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.